SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

                                 March 13, 2006

Via Edgar

Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street. NE, Mail Stop 7010
Washington, DC 20549

         Re:      Bravo! Foods  International Corp.
                  Registration Statement on Form SB-2
                  Filed December 21, 2005
                  File No. 333-130535

                  Form 10-KSB for the Fiscal Year Ended December 31, 2004 Filed March 22, 2005 File No. 000-25039

Dear Mr. Heller:

      This firm is special securities counsel to Bravo! Foods International Corp. (the "Company"). This letter is in response to your comment letter of February 15, 2006 concerning the Company's Form 10-KSB for the fiscal year ended December 31, 2004 and the Form SB-2 Registration Statement. The organization of this response follows the item designations contained in your comment letter, which have been reproduced below. Form SB-2 - Filed December 21. 2005 General

1. Please update your financial statements in the next amendment to the Form SB-2 as required by Item 310(g) of Regulation S-B.

      Response

      We will update the financial statements on the SB2/A, which we intend to file upon clearing the below comments. A copy of the audited financial statements and Managements Discussion and Analysis for the year ended December 31, 2005 are attached hereto as Exhibit A.

Form 10-KSB for the Fiscal Year Ended December 31. 2005
Financial Statements
Consolidated Balance Sheets. page F-3

2. In your response to prior comment 7 in our letter dated January 20, 2006 you state that you have revisited your accounting for deferred product development costs and believe such costs should be expensed as incurred. However, you have concluded a restatement of your financial statements is not necessary due to the materiality of the amounts involved, Your conclusion appears to be based primarily on a numerical threshold you have established for purposes of assessing materiality. As indicated in SAB Topic 1:M, "quantifying . . .the magnitude of a misstatement is only the beginning of an analysis of materiality." Please submit a full analysis that addresses all quantitative and qualitative factors so that we may better understand the basis for your conclusion. In addition, as previously requested, please comply with the disclosure requirements outlined in paragraph 13 of SFAS 2.

      Response

      We have reviewed and applied the guidance presented in Staff Accounting Bulletin No. 99 in an assessment of the materiality of our treatment of product development costs as deferred expenses, and the non-recording of interest on a promissory note to International Paper. While we have modified our treatment of these two items in our financial statements for the Fiscal Year Ended December 31, 2005, we believe these items are not material to the users of our financial statements for the 2004 Fiscal Year or the financial statements for the periods ending March 31, June 30 and September 30, 2005.

      In conducting our assessment, we have examined the specifics of the materiality issue within the context of the guidance articulated in SAB No.99, that materiality exists "if in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item."

      Quantitative Analysis

      In this assessment, we have accepted the premise that the use of a percentage as a numerical threshold is merely an initial step, and we present the following quantitative analysis only for that purpose.

Reporting Period                   Fiscal Year      Three months    Six months     Nine months
                                     ending            ended          ended           ended
                                   12-31-2004        3-31-2005      6-30-2005       9-30-2005

Net loss as reported              $(3,799,926)     (1,237,248)     (2,579,275)     (7,485,371)

Product development cost
previously deferred                   120,458          12,586         107,346         236,057

To record interest on note
payable                                52,650           3,703           7,448          11,234

Net loss as adjusted              $(3,973,034)     (1,253,537)     (2,694,069)     (7,733,622)

Loss per share
Basis & diluted as reported             (0.10)          (0.02)          (0.04)          (0.09)

Loss per share
Basis & diluted as adjusted             (0.11)          (0.02)          (0.04)          (0.10)

Total adjustments as a
percentage of reported net loss          4.56%           1.3%            4.45%           3.3%

      Qualitative Analysis

      In addition to the quantitative information set forth above, we also have considered the nature of the two items in question, as well as the relevant circumstances appurtenant to these quantitatively small reporting issues.

      Product Development Costs As Deferred Expenses

      While our error with respect to product development costs arises from an item capable of precise measurement, the issue is not the failure to report accurate numbers but our classification of these expenses and the resultant method of accounting we utilized for these costs. Notwithstanding the error in classification, the impact is not significant, since the actual product development costs for the period in question that we deferred can be easily gleaned from the differential of the two comparative periods for deferred product development costs appearing on the balance sheets.

      Non-Reporting of Interest on International Paper Note

      While we did not record interest on our promissory note to International Paper for the Fiscal Year Ended December 31, 2004 or 2003, we disclosed the existence of the note, the amount of our delinquency on the note and the circumstances of our non-payment of interest in our financial statements for those periods. We have accrued interest on this note through December 31, 2005. Management determined not to accrue additional interest because of the reasons stated in the notes to our financial statements.

      Comments Applicable to Both Issues on an Aggregate Basis

      The aggregate impact of our classification of product development costs and our non reporting of interest does not mask a trend in changes in earnings. Historically, our year-end earnings per share have been negative and variable, ranging from $0.05 in 2002, $0.15 in 2003, $0.11 in 2004 and $0.10 in 2005. The greatest impact on our earnings per share since 2002 has been the increase in our weighted average number of shares outstanding.

      We are a small company that trades on the OTC electronic bulletin board system. We do not have a following of analysts that set expectations for the enterprise in the short term and very few that have ventured an opinion of the long-term prospects of our company. Accordingly, we cannot envision our treatment of product development costs as having any impact on market expectations.

      We consistently have reported a net loss in all of our filings to date. The adjustments reflected above do not materially impact our losses, much less make the difference between a reported loss or profit.

      We have not identified a segment or other part of our business that plays a significant role in our operations that is affected either by our treatment of development costs or reporting of interest. While product development is a continual reality of our business model, the magnitude of the impact on bottom line results or on our revenue generating activities is minimal, whether we capitalize the cost associated with this activity or expense such costs as incurred, given the short two year amortization schedules we have utilized

      Our treatment of product development costs and our non reporting of interest on the International Paper promissory note do not affect our compliance with regulatory requirements. As noted above, the issue is not the failure to report accurate numbers but our classification of these expenses and the resultant the method of accounting we utilized for these costs. Our correction of the accounting methodology for development costs going forward is not complicated and does not impede our ability to file our reports in a timely fashion. The non reporting of interest likewise is easily corrected on a going forward basis.

      Our contractual obligations are not affected by our treatment of product development costs and, for the reasons stated in our specific introductory comment on the International Paper promissory note, our obligations to International Paper remain in effect as before. We have no loan covenants that are affected by our past treatment of theses issues or our modification of such treatment going forward.

      Neither our classification of product development expenses nor the non reporting of interest on the International Paper note have any impact on management's compensation. For the periods in question, we did not have incentive compensation or bonus plans that were dependent upon earnings.

      For the reasons stated in our issue specific introductory paragraphs, neither our classification of product development expenses nor the non reporting of interest on the International Paper note involve the concealment of an unlawful transaction.

      Historically, the price of our securities has varied only in response to our capability to achieve market penetration through effective distribution and our partnering with large brand companies in bringing new branded products to market. The costs associated with those activities or the amount of interest we pay on debt has not resulted in market price volatility.

      The Company does not "manage" reported earnings.

      Conclusion

      We have considered both the qualitative and quantitative aspects of our classification of product development expenses and the non reporting of interest on the International Paper note. We have aggregated the affects of each and considered whether these issues in the aggregate have an affect that causes our financial statements taken as a whole to be materially misleading. We believe that we have demonstrated that our statements in question are not materially misleading and, accordingly, should not be restated.

3. In your response to prior comment 10 in our letter dated January 20, 2006 you state that in March 2001 the Series F holders agreed to waive their redemption rights. We presume you have filed this agreement as an exhibit. Please tell us where this agreement is located.

      Response

      The waiver of redemption rights was not filed as an exhibit. We have attached copies of such waivers as Exhibit B.

Statements of Cash Flows. page F-7

4. We note your response to prior comment 8 in our letter dated January 20, 2006 in which you state that you combine the cash flows related to license rights, trademarks and deferred product development costs into a single line item on the statement of cash flows. In addition, we note that this line item is presented as a component of cash flows from operating activities. The guidance in paragraph 17(c) of SPAS 95 requires cash payments to acquire property, plant and equipment and other productive assets to be classified as a cash outflow for investing activities. Please revise your statements of cash flows to present cash outflows for the purchase of license rights and trademarks as an investing activity, or explain to us in further detail why no revision is necessary.

      Response

      We believe that, based on the analysis set forth in item No. 2 of this response letter, the adjustments in question for product development costs are not material.

Note 1 -- Organization, Businesses and Going Concern Uncertainty. page F-8

5. We reissue prior comment 9 in our letter dated January 20, 2006 and request that you disclose your accounting policy for slotting fees. Include in your disclosure the method you use to amortize slotting fees into income.

      Response

      Slotting Fee Policy Disclosure:

            From time to time, we enter into arrangements with new customers whereby, in exchange for cash payments to our customers, we obtain rights to place our products on customers' shelves for resale at retail. We also engage in promotional discount programs in order to enhance sales in specific channels. We believe our participation in these arrangements is essential to ensuring continued volume and revenue growth in the competitive marketplace. These payments, discounts and allowances reduce our reported revenue in accordance with the guidelines set forth in EITF 01-9 and SEC Staff Accounting Bulletin No. 101

            We record our obligation under each arrangement at inception and defer and amortize the total required payments using the straight-line method over a term of one year, which is normally the minimum time that we are allowed to sell our products in given retail outlets. The Company records the balance of the amortized slotting fee not used in the current period as prepaid expenses. As the Company applies the amortized slotting fee as contra revenue for a current period, it reduces the reported gross revenue by an amount equal to the reduction in prepaid expenses.

Note 4-- Default of Note Payable to International Paper. page F-14

6. In your response to prior comment 12 in our letter dated January 20, 2006 you state that you made the appropriate changes to the financial statements to recognize interest expense under the terms of the original promissory note to International Paper. However, the draft change pages you submitted with your response letter do not reflect this restatement. We would expect you to treat this restatement as a correction of an error, which should be reported as a prior period adjustment in accordance with paragraph 36 of APB 20. In addition, please include the disclosures set forth in paragraph 37 of APB 20 and paragraph 26 of APB 9, and denote the columns of the financial statements that have been restated. Finally, please advise your auditors of the guidance in AU Sections. 530.05 and 420.12, pertaining to the audit report date and explanatory language that may be necessary to reference the correction of an error. If it is no longer your intent to restate your financial statements, as indicated in our conference call on February 13, 2005, due to a change in view regarding the materiality of the misstatement, please provide the materiality analysis you have prepared to support this conclusion.

      Response

      We believe that, based on the analysis set forth in item No. 2 of this response letter, the adjustments in question for recording accrued interest on the note to International Paper are not material.

Note 6-- Capital Deficit. page F-IS

7. In response to prior comment 13, included in our letter dated January 20, 2006, and concerning the accounting applied to various instruments with embedded conversion features, you make some representations about the applicability of certain criteria or the characteristics or features of the instruments, without providing the level of detail necessary for us to evaluate the conclusions you reached regarding the application of SEAS 133 and EITF 00-19. For example, in the first bullet of your response to this comment you state that "... while the embedded conversion features of the Company's convertible preferred, convertible notes and warrants associated therewith, meet the initial criteria for classification as a derivative instrument, bifurcation under paragraph 12(c) of SFAS 133 is not appropriate." You do not further explain why bifurcation is not appropriate. We also note that you did not address the implications of SFAS 133 and EITF 00-19 with respect to your warrants, which are free standing instruments. Please submit a separate analysis for each series of convertible preferred stock, convertible debt issuance and warrant issuance that clearly outlines how you applied the guidance of SFAS 133 and EITF 00-19 for purposes of determining the appropriate accounting and classification of these instruments. As part of this analysis, it would also be helpful for you to explain how you determined that each of these instruments fell outside of the scope of SFAS 150.

      In addition to the foregoing, when completing your analysts for each instrument, please address each of the following by providing your view towards applicability, identifying the specific features or characteristics of the instruments that you considered, and explaining the thought process involved in formulating your conclusions:

      o Is the instrument inside or outside of the scope of SEAS 150?
      o With respect to freestanding warrants, does the warrant meet the definition of a derivative as defined by paragraph 6 of SPAS 133?
      o Does the criteria set forth in paragraph 12 of SFAS 133 require the conversion feature to be bifurcated from the host contract and accounted for as a derivative?
      o To the extent the criteria for bifurcation has been met, does the instrument qua1iIr for the scope exception outlined in paragraph 11(a) of SFAS 133?
      o Is the host contract a conventional convertible instrument as defined by paragraph 4 of EITF 00-19 and EITF 05-02?
      o Does the instrument include any provision that could require net-cash settlement? Refer to paragraphs 12 and 13 of BITE 00-19.

      o Does the instrument require you to deliver registered shares? Refer to paragraphs 14 through 18 of BITF 00-19
      o Do you have sufficient authorized and un-issued shares available to settle the warrant or embedded conversion option? Refer to paragraph 19 of EITE 00-19.
      o Does the warrant or embedded conversion feature require you to have an explicit limit on the number of shares that will be delivered to settle the instrument? Refer to paragraphs 20 through 24 of EITF 00-19.
      o Does the warrant or embedded conversion feature contain provisions that require cash payments in the event you do not make timely filings to the SEC? Refer to paragraph 25 of EITF 00-19.
      o Does the warrant or embedded conversion feature contain "top-off" or "make- whole" provisions? Refer to paragraph 26 of EITF 00-19.
      o Can the net-cash settlement provision only be triggered in circumstances where the holders of the shares underlying the instrument would also receive an equivalent amount of cash? Refer to paragraphs 27 and 28 of EITF 00-19.
      o In the event of bankruptcy, does the warrant or embedded conversion feature provide the investor any creditor rights or rights greater than the rights of the holders underlying the shares? Refer to paragraphs 29 through 31 of EITF 00-19.
      o Does the warrant or embedded conversion feature require you to post collateral of any kind, other than an amount up to the maximum number of shares underlying the contract? Refer to paragraph 32 of EITF 00-19.

      Response

      In connection with your review of the Company's Form 10-KSB for the Fiscal Year Ended December 31, 2004, we have set forth below our analysis concerning the accounting applied to various instruments with embedded conversion features and freestanding warrants for that period and going forward. As of December 31, 2004, the Company had the following outstanding financing instruments with conversion features.

--------------------------------------------------------------------------------------------------
Instrument                 Remaining Shares /      Bravo! Foods          Freestanding    Aggregate
                             Investment           Classification           Warrants    Exercise Price
                                               (Instrument/Warrant)

--------------------------   -----------      ------------------------   -----------   -----------
Series B Convertible         107,000 shares   Equity/None                       None          None
Preferred                    $   107,000

--------------------------   -----------      ------------------------   -----------   -----------
Series F Convertible         55,515 shares    Equity/Equity                4,714,777   $   575,302
Preferred                    $   555,150

--------------------------   -----------      ------------------------   -----------   -----------
Series H Convertible         165,500 shares   Equity/Equity                4,137,500   $ 2,068,750
Preferred                    $ 1,655,000

--------------------------   -----------      ------------------------   -----------   -----------
Series I Convertible         30,000 shares    Equity/Equity                2,000,000   $   266,666
Preferred                    $   300,000

--------------------------   -----------      ------------------------   -----------   -----------
Series J Convertible         200,000 shares   Equity/Equity                6,000,000   $ 1,500,000
Preferred                    $ 2,000,000


--------------------------   -----------      ------------------------   -----------   -----------
Series K Convertible         95,000 shares    Equity/None                       None          None
Preferred                    $   950,000

--------------------------   -----------      ------------------------   -----------   -----------
Nov. '03 Convertible Note    $   275,000      Liability/Equity            14,000,000   $ 5,700,000

--------------------------   -----------      ------------------------   -----------   -----------
April '04 Convertible        $   375,000      Liability/Equity             3,000,000   $   450,000
Note

--------------------------   -----------      ------------------------   -----------   -----------
June '04 Convertible Note    $ 1,312,500      Liability/Equity            18,200,000   $26,980,000

--------------------------   -----------      ------------------------   -----------   -----------
October. '04 Convertible     $    21,250      Liability/Equity             2,200,000   $   330,000
Note

--------------------------   -----------      ------------------------   -----------   -----------
December '04 Convertible     $   210,000      Liability/Equity               800,000   $   120,000
Note

--------------------------------------------------------------------------------------------------

      CONVERTIBLE PREFERRED

      In determining whether the conversion feature of our convertible preferred would be classified in stockholder's equity if freestanding as embedded derivative that is indexed our common stock, Paragraph 4 of EITF 00-19 provides two avenues of analysis. First, if the embedded derivative is a "conventional" convertible instrument, then the requirements of paragraphs 12 through 32 of EITF 00-19 do not apply, and pursuant to the scope exception of paragraphs 11(a) and 12 (c) of Statement 133, the embedded derivative is not considered a derivative for the purposes of Statement 133.. Second, absent the "conventional" instrument classification and the resultant scope exception, an analysis of whether the instrument meets the requirements of paragraphs 12 - 32 of EITF 00-19 is necessary. Issue 00-19's classification provisions are based on an issuer's control over the form of ultimate settlement of an instrument. An issuer is deemed to control the form of settlement if it has both the contractual right to settle in equity shares and the ability to deliver equity shares. When an issuer controls the form of settlement, an instrument is generally classified as equity. If an issuer does not control the form of settlement, net-cash settlement is assumed and an instrument is classified as an asset or liability (paragraphs 12, 13 EITF 00-19).

      The general pronouncements contained in paragraphs 12 and 13 EITF 00-19 prohibiting equity classification where net cash settlement or a cash payment for physical settlement could occur, must be examined in light of the eight conditions discussed in paragraphs 14 - 32 of EITF 00-19. If these conditions are satisfied, then equity classification is appropriate. The eight conditions are:

      o The instrument permits the issuer to settle in unregistered shares (paragraphs 14 - 18)
      o The issuer has sufficient authorized shares available to settle in its shares (paragraph 19)
o The instrument contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20 - 24)

o There are no cash payments to the counterparty in the event that the issuer fails to make timely filings with the SEC (paragraph 25)
o There are no cash settled "top-off" or "make whole" provisions (paragraph 26)
o The contact requires net-cash settlement only where in the circumstances the holders of shares underlying also would receive cash in exchange for shares (paragraph 27 - 28)
o There are no provisions giving the counterparty greater rights than those of a shareholder of the stock underlying the instrument (paragraph 29 - 31)
o There is no requirement to post collateral for any reason (paragraph 32)

      Series B Convertible Preferred (filed 10-KSB/A 1998)

      Relevant Provisions

---------------------------------------- ---------------------------------------------------- ---------------
Features /
Characteristics                          Description                                          Status

---------------------------------------- ---------------------------------------------------- ---------------
                 Stated Value            $1.00 per preferred share                            unmodified

---------------- ----------------------- ---------------------------------------------------- ---------------

                 Dividends               Cumulative at 9% payable only upon liquidation or    unmodified
                                         redemption as a percentage of Stated Value

---------------- ----------------------- ---------------------------------------------------- ---------------
                 Conversion              One preferred for one common share exchange          unmodified

---------------- ----------------------- ---------------------------------------------------- ---------------
                 Adjustments             No rights greater than common shareholders           unmodified

---------------- ----------------------- ---------------------------------------------------- ---------------
                 Registration Rights     None                                                 unmodified

---------------- ----------------------- ---------------------------------------------------- ---------------
                 Liquidation Rights      Identical to common stock                            unmodified

---------------- ----------------------- ---------------------------------------------------- ---------------
                 Redemption              At election of Company only at Stated Value plus     unmodified
                                         accumulated dividends
---------------- ----------------------- ---------------------------------------------------- ---------------
                 Default/Penalties       None                                                 unmodified

---------------- ----------------------- ---------------------------------------------------- ---------------

      Convertible Feature

      This series of preferred stock is convertible on a one preferred share for one common share basis. The conversion rate is fixed and determinable, and there are no penalties, mandatory redemption features or liquidated damages that would require anything other than a normal conversion at the option of the holder. We have the right to redeem the preferred at Stated Value ($1.00 per share) plus dividends.

      Our Series B convertible preferred meets the SFAS 133 paragraph 11(a) scope exception and thus is not governed by Statement 133. In the determination of whether a conversion feature meets the scope exception, that feature must be analyzed under the guidance of paragraph 4 of EITF 00-19 (see Classification and Measurement of Warrants and Embedded Conversion Features, Section II.B 2 at top of page 32), as discussed and clarified in EITF 05-02. Under this guidance, the threshold issue to be considered is whether the "host" instrument containing the conversion feature is a "conventional convertible instrument" for the purposes of the application of SFAS 133 requirements.

      The conversion features of our Series B convertible preferred satisfy the conversion feature characteristics referenced in paragraph 8 of EITF 05-02 (Issue 2) as conventional convertible instruments, for the following reasons (i) the series holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares;
      (ii) the conversion features do not include the ability of the holder to compel redemption owing to the occurrence or non occurrence of a contingency, (iii) there are no settlement alternatives, other than conversion at the option of the holder or redemption at the option of the Company; (iv) the instrument does not prohibit settlement in unregistered shares; (v) the instrument does not provide for a discount for the delivery of unregistered shares; and (vi) there are no registration rights.

      In EITF 05-02, the Task Force reached consensus that instruments that provide an option to convert into a fixed number of shares should be considered "conventional", notwithstanding the contingency of time or specified event on the ability to convert (paragraph 8, Issue 2). This is significant for our Series B convertible preferred since, as noted in the above referenced Classification and Measurement of Warrants and Embedded Conversion Features, Section II.B 2:

If the instrument is a conventional instrument, the embedded conversion option would qualify for equity classification under EITF 00-19, qualify for the scope exception in SFAS 133 and not be bifurcated from the host instrument.

      Since our Series B convertible preferred has the required features of a conventional convertible instrument, we believe that we have appropriately classified and accounted for our Series B convertible preferred as equity.

      Warrants

      None

      Supplemental Considerations

      o Is the instrument inside or outside of the scope of SFAS 150?

            Our Series B convertible preferred do not fall into any of the three categories that are affected by SFAS 150: (1) the Series B do not provide for mandatory redeemable shares: (2) the Series B are not freestanding put options or forward contracts that obligate the Company to purchase its own shares; and (3) the Series B are not freestanding contracts that obligate the Company to pay with its own shares in amounts that are unrelated, either by a fixed dollar return or pegged to an unrelated designated index., or inversely related to the price of its shares.

      o With respect to freestanding warrants, does the warrant meet the definition of a derivative as defined by paragraph 6 of SFAS 133?

            Not applicable; no warrants were issued in connection with our Series B convertible preferred.

      o Does the criteria set forth in paragraph 12 of SFAS 133 require the conversion feature to be bifurcated from the host contract and accounted for as a derivative?

            The conversion feature of our Series B convertible preferred does not meet all of the three criteria required by paragraph 12 to be bifurcated from the host contract and accounted for as a derivative. For SFAS 133 to apply, Paragraph 12(c) requires the instrument to be considered a derivative instrument pursuant to paragraphs 6 through 11 thereof. Paragraph 11(a) provides an exception to the application of SFAS 133 for contracts that are both indexed to the Company's own stock and appropriately classified in stockholders equity in its financial statements. The conversion feature of our Series B convertible preferred provides for a one for one conversion to our common stock and, as a conventional convertible instrument, is appropriately classified as equity.

      o To the extent the criteria for bifurcation has been met, does the instrument qualify for the scope exception outlined in paragraph 11(a) of SFAS 133?

            Yes, see main discussion under "Conversion Feature" above.

      o Is the host contract a conventional convertible instrument as defined by paragraph 4 of EITE 00-19 and E1TF 05-02?

            Yes, see main discussion under "Conversion Feature" above.

      o Does the instrument include any provision that could require net-cash settlement? Refer to paragraphs 12 and 13 of EITF 00-19.

            No such provision exists in the Series B convertible preferred.

      o Does the instrument require you to deliver registered shares? Refer to paragraphs 14 through 18 of EITF 00-19

            No provision is made for the issuance of registered shares; there are no registration rights in the Series B convertible preferred.

      o Do you have sufficient authorized and un-issued shares available to settle the warrant or embedded conversion option? Refer to paragraph 19 of EITF 00-19.

            Yes, the conversion feature of our Series B convertible preferred provides for a one preferred share conversion to one share of our common stock.

      o Does the warrant or embedded conversion feature require you to have an explicit limit on the number of shares that will be delivered to settle the instrument? Refer to paragraphs 20 through 24 of EITF 00-19.

            Yes, the conversion feature of our Series B convertible preferred provides for a one preferred share conversion to one share of our common stock. No warrants were issued in connection with our Series B convertible preferred.

      o Does the warrant or embedded conversion feature contain provisions that require cash payments in the event you do not make timely filings to the SEC? Refer to paragraph 25 of EITF 00-19.

            No such provisions exist in our Series B convertible preferred.

      o Does the warrant or embedded conversion feature contain "top-off" or "makewhole" provisions? Refer to paragraph 26 of EITF 00-19.

            No such provisions exist in our Series B convertible preferred.

      o Can the net-cash settlement provision only be triggered in circumstances where the holders of the shares underlying the instrument would also receive an equivalent amount of cash? Refer to paragraphs 27 and 28 of EITF 00-19.

            No such net-cash settlement provisions exist in our Series B convertible preferred.

      o In the event of bankruptcy, does the warrant or embedded conversion feature provide the investor any creditor rights or rights greater than the rights of the holders underlying the shares? Refer to paragraphs 29 through 31 of EITF 00-19.

            No such provisions exist in our Series B convertible preferred.

      o Does the warrant or embedded conversion feature require you to post collateral of any kind, other than an amount up to the maximum number of shares underlying the contract? Refer to paragraph 32 of EITF 00-19.

            No such provisions exist in our Series B convertible preferred.

      Series F Convertible Preferred (filed 10-KSB 1999)

      Relevant Provisions

-------------------------------------------------------------------------------------------------------------
Features /
Characteristics                          Description                                          Status

---------------------------------------- ---------------------------------------------------- ---------------
Para. 1          Stated Value            $10.00 per preferred share                           unmodified
Cert of
Designate

---------------- ----------------------- ---------------------------------------------------- ---------------
Para. 2          Dividends               Payable on a converted basis when declared by the    unmodified
Cert of                                  Company's Board for all holders of common stock
Designate

---------------- ----------------------- ---------------------------------------------------- ---------------
Para. 2          Liquidation Rights      Identical to holders of common stock                 unmodified
Cert of
Designate

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 3(a)        Conversion              At option of holder, either $0.60 or 75% of three    unmodified
Cert of                                  lowest closing bid prices during twenty two day
Designate                                lookback period

-------------------------------------------------------------------------------------------------------------
Para 3(c)        Conversion Limitation   The number or shares resulting from a conversion     unmodified
Cert of                                  plus the number of common  shares then owned by
Designate                                the holder may not exceed 9.99% of the total
                                         issued and outstanding common shares of the Company

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 3 (d)       Adjustments             Splits, combinations and reclassifications shall     unmodified
Cert of                                  result in a proportionate adjustment of the
Designate                                conversion price to achieve the same economic
                                         value as prior to the defined events.
                                         Holders shall have rights equivalent to
                                         holders of prior event common holders
                                         upon mergers or sale of corporate
                                         property substantially as an entirety.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 3 (k)       Posting Collateral      Required only if Company refuses to convert upon a   unmodified
Cert of                                  claim of unlawful activity by holder and seeks
Designate                                injunction against holder.  Bond requirement
                                         equivalent to 125% of Stated Value of conversion
                                         in question.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 3(l)        Buy In                  Holder has the right to cover non-delivery of        unmodified
Cert of                                  common upon conversion through purchases in open
Designate                                market.  Company obligated to pay the difference
                                         between Stated Value of preferred
                                         sought to be converted and buy in cost
                                         plus 16% per annum interest until
                                         payment of differential by Company.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 5           Events of Default       o failure to pay money to holder when due            unmodified
Cert of                                  o material breach o material misrepresentation
Designate                                o assignment f/b/o creditors o money judgment over
                                         $100,000 not discharged in 45 days
                                         o bankruptcy, insolvency etc.
                                         o failure to maintain listing
                                         o court order, SEC or NASD enjoining equity
                                         o failure to deliver common stock on
                                         transactions conversion
                                         o non-registration event

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 5           Mandatory Redemption    Mandatory redemption at 125% of Stated Value of      waived with
Cert of                                  preferred redeemed upon event of default             respect to
Designate                                                                                     any event of
                                                                                              default that
                                                                                              is not within
                                                                                              Company's
                                                                                              control

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 4           Issuance of             The Subscription Agreement provides for the          unmodified
Sub Agree        Unregistered ,          issuance of unregistered, restricted shares and
                 Restricted Common       the reissuance of such shares without restrictive
                                         legend pursuant to Rule 144


---------------------------------------- --------------------------------------------------------------------
Para 9.1(b)      Delay in delivery of    Failure to deliver common pursuant to conversion     waived with
Sub Agree        common -Penalty         shall result on liquidated damages for economic      respect to
                                         loss of $100 per business day per $10,000 of         any event of
                                         Stated Value converted                               default that
                                                                                              is not within
                                                                                              Company's
                                                                                              control

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 9.2         Mandatory Redemption    Inability to issue shares results in holder's        waived with
Sub Agree                                option to compel mandatory redemption , at 125% of   respect to
                                         Stated Value of preferred redeemed                   any event of
                                                                                              default that
                                                                                              is not within
                                                                                              Company's
                                                                                              control

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 10.1        Registration Rights     Piggy back and on demand requiring filing within     unmodified
Sub Agree                                60 days of closing and effectiveness 150 from
                                         closing.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 10.4        Non-Registration        Penalty equals 2% of purchase price of preferred     waived with
Sub Agree        Events - Penalty        and exercise price of warrants then owned for each   respect to
                                         30-day period of default.                            any event of
                                                                                              default that
                                                                                              is not within
                                                                                              Company's
                                                                                              control

-------------------------------------------------------------------------------------------------------------

      Convertible Feature

      Our Series F convertible preferred do not satisfy the definition of a "conventional convertible instrument" owing to the conversion of the preferred into a variable number of shares. As such, the exception of paragraph 11(a) of SFAS 133 does not apply to our Series F convertible preferred. As a general proposition, however, our Series F convertible preferred are appropriately presented as equity under an analysis of paragraphs 12 through 32 of EITF 00-19, since we control the form of settlement. Our Series F convertible preferred require a net share settlement (paragraph 8, EITF 00-19, first bullet re: "equity" classification) and a waiver by the Series F holders nullifies net cash settlement provisions for events outside our control (paragraph 8, EITF 00-19, third bullet re: "assets or liability" classification).

The instrument permits the issuer to settle in unregistered shares (paragraphs 14 - 18, EITF 00-19)

      Our Series F convertible provide for the issuance of unregistered shares; the instrument does not require settlement in registered shares and. the contract does not preclude settlement in unregistered shares. As such, even assuming a failed registration statement, the instrument does not preclude delivery of unregistered shares and permits us to net-share settle the conversion by delivery of unregistered shares (paragraph 14).

      Our Series F convertible preferred do not contain a provision similar to that discussed in paragraph 15 of EITF 00-19 that would allow a holder of our preferred to compel us to net -cash settle a preferred transaction using a valuation determined by the holder.

      Our Series F convertible preferred do not provide for a penalty for the delivery of non-registered shares in settlement, as discussed in paragraph 16 of EITF 00-99. While Para 10.4 of the Subscription Agreement does provide for a monetary charge for failure to register the common underlying the Series F preferred, in 2004 all of the underlying common was unrestricted pursuant to Rule 144(k). As noted in paragraph 16, if a settlement alternative includes a penalty (charge for non-registration) that would be avoided by other settlement alternatives (delivery of unregistered but unrestricted shares), the uneconomic settlement alternative should be discarded in classifying the instrument.

      Similarly, our Series F convertible preferred does not require physical or net share settlement in registered shares, as discussed in paragraph 17 of EITF 00-19. Accordingly, we are not in the position of not being able to share settle owing to the lack of registration of the underlying common. In 2004 and thereafter, a net share settlement was in our control.

The issuer has sufficient authorized shares available to settle in its shares (paragraph 19, EITF 00-19) The instrument contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20 - 24, EITF 00-19)

      During all post issuance reporting periods, a computation of the fully diluted common stock position of the Company, compared to the number of shares required for a share settlement upon then current conversion prices, resulted in the conclusion that the company had sufficient shares for a share settlement of the Series F preferred.

      Moreover, the holder's ability to convert is limited by an ownership maximum imposed on the holder not to exceed 9.99% of the issued and outstanding common stock extant on a conversion date, including the number of common shares issued in the conversion. Absent such limitations, paragraphs 19 - 21 and 24 of EITF 00-19 concludes that the ability of the Company to engage in a share settlement is not within its control, owing to the potential need to obtain shareholder approval to increase the Company's authorized shares. The resultant classification of the instrument as a liability in such circumstances appears to emanate from the imposition of a cash settlement (mandatory redemption for failure to deliver common shares in the case of the Series F) where there are inadequate shares authorized for a share settlement. With respect to our Series F convertible preferred, however, the holders have waived the consequences of events not within our control.

      The material contained in paragraphs 22 and 23 concerning the Task Force discussions of contact structures utilizing caps and cash settlements of excess value over the cap amount are not applicable to our Series F convertible preferred.

      There are no cash payments to the counterparty in the event that the issuer fails to make timely filings with the SEC (paragraph 25, EITF 00-19)

      Consistent with this point, there are no such provisions of our Series F convertible preferred.

There are no cash settled "top-off" or "make whole" provisions (paragraph 26, EITF 00-19)

      Consistent with this point, there are no such provisions of our Series F convertible preferred.

The contact requires net-cash settlement only where in the circumstances the holders of shares underlying also would receive cash in exchange fore shares (paragraph 27 - 28, EITF 00-19)

      There are no such provisions of our Series F convertible preferred

There are no provisions giving the counterparty greater rights than those of a shareholder of the stock underlying the instrument (paragraph 29 - 31, EITF 00-19)

      While bankruptcy, assignment for the benefit of creditors and insolvency are events of default that could trigger mandatory redemption, the Task Force cast significant doubt as to whether such a claim would have a priority status in bankruptcy. In addition, with respect to our Series F convertible preferred, the holders have waived the consequences of events not within our control.

There is no requirement to post collateral for any reason (paragraph 32, EITF 00-19)
--------------------------------------------------------------------------------

      We have the right to seek an injunction to support our refusal to honor a conversion based on a claim of unlawful activity only upon the posting of a bond for 125% of the stated value of the Series F preferred stock sought to be converted. We are not required to post collateral to secure the potential claim of a holder. Our posting of a bond is only in connection with a potential claim that we may have against a holder. We believe that this condition is satisfied, since we are not required to post collateral except as to event that (i) cannot be compelled by a counterparty on an absolute basis, (ii) is within our absolute discretion and control and
      (iii) does not pertain to material term of the contract.

      Series F Warrants

      Relevant Provisions

-------------------------------------------------------------------------------------------------------------
Features /
Characteristics                          Description                                          Status

---------------------------------------- ---------------------------------------------------- ---------------
Preamble         Exercise price          $1.00 per common share                               modified
                                         $0.10 as modified

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 11          Exercise Limitation     The number or shares resulting from a conversion     unmodified
of Warrant                               plus the number of common  shares then owned by
                                         the holder may not exceed 9.99% of the total
                                         issued and outstanding common shares of the Company

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 3.1 and 4   Adjustments             Splits, combinations and reclassifications shall     unmodified
of Warrant                               result in a proportionate adjustment oft he
                                         conversion price to achieve the same
                                         economic value as prior to the defined
                                         events. Holders shall have rights
                                         equivalent to holders of prior event
                                         common holders upon mergers or sale of
                                         corporate property substantially as an
                                         entirety.


-------------------------------------------------------------------------------------------------------------
Para 9 of        Registration Rights     Piggy back and on demand requiring filing within     unmodified
Warrant                                  60 days of closing and effectiveness 150 from
                                         closing.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 9 of        Non-Registration        Cash payment equal to closing ask price on trading   waived with
Warrant;         Events - Penalty        pay prior to notice of exercise, less exercise       respect to
references                               price.                                               any event of
Section                                                                                       default that
10.1Sub Agree                                                                                 is not within
                                                                                              Company's
                                                                                              control

-------------------------------------------------------------------------------------------------------------

      Supplemental Considerations

      o Is the instrument inside or outside of the scope of SFAS 150?

            Our Series F instruments do not fall into any of the three categories that are affected by SFAS 150: (1) the Series F do not provide for mandatory redeemable shares: (2) the Series F are not freestanding put options or forward contracts that obligate the Company to purchase its own shares; and (3) the Series F are not freestanding contracts that obligate the Company to pay with its own shares in amounts that are unrelated, either by a fixed dollar return or pegged to an unrelated designated index., or inversely related to the price of its shares.

      o With respect to freestanding warrants, does the warrant meet the definition of a derivative as defined by paragraph 6 of SFAS 133?

            No, our Series F warrants do not satisfy paragraph 6(c) of FAS 133.

      o Does the criteria set forth in paragraph 12 of SFAS 133 require the conversion feature to be bifurcated from the host contract and accounted for as a derivative?

            No, our Series F conversion features do not meet the criteria set forth in 12(a) and (b) of FAS 133.

      o To the extent the criteria for bifurcation has been met, does the instrument qualify for the scope exception outlined in paragraph 11(a) of SFAS 133?

            No.

      o Is the host contract a conventional convertible instrument as defined by paragraph 4 of EITE 00-19 and E1TF 05-02?

            No.

      o Does the instrument include any provision that could require net-cash settlement? Refer to paragraphs 12 and 13 of EITF 00-19.

            Yes, upon a event of non-registration, the warrants require cash payment equal to closing ask price on trading pay prior to notice of exercise, less exercise price. This does not apply to the embedded conversion feature of the Series F convertible preferred, since redemption has been waived for events not within our control.

      o Does the instrument require you to deliver registered shares? Refer to paragraphs 14 through 18 of EITF 00-19

            No.

      o Do you have sufficient authorized and un-issued shares available to settle the warrant or embedded conversion option? Refer to paragraph 19 of EITF 00-19.

            Yes, the warrants are for the purchase of, in the aggregate, 4,714,777 common shares. This does not apply to the embedded conversion feature of the Series F convertible preferred. During all post issuance reporting periods, a computation of the fully diluted common stock position of the Company, compared to the number of shares required for a share settlement upon then current conversion prices, resulted in the conclusion that the company had sufficient shares for a share settlement of the Series F preferred. Moreover, the holder's ability to convert is limited by an ownership maximum imposed on the holder not to exceed 9.99% of the issued and outstanding common stock extant on a conversion date, including the number of common shares issued in the conversion.

      o Does the warrant or embedded conversion feature require you to have an explicit limit on the number of shares that will be delivered to settle the instrument? Refer to paragraphs 20 through 24 of EITF 00-19.

            Yes, the warrants are for the purchase of, in the aggregate, 4,714,777 common shares. With respect to the embedded conversion feature of he Seried F preferred, the holder's ability to convert is limited by an ownership maximum imposed on the holder not to exceed 9.99% of the issued and outstanding common stock extant on a conversion date, including the number of common shares issued in the conversion.

      o Does the warrant or embedded conversion feature contain provisions that require cash payments in the event you do not make timely filings to the SEC? Refer to paragraph 25 of EITF 00-19.

            No such provisions exist in our Series F convertible preferred or warrants.

      o Does the warrant or embedded conversion feature contain "top-off" or "makewhole" provisions? Refer to paragraph 26 of EITF 00-19.

            No such provisions exist in our Series F convertible preferred or warrant.

      o Can the net-cash settlement provision only be triggered in circumstances where the holders of the shares underlying the instrument would also receive an equivalent amount of cash? Refer to paragraphs 27 and 28 of EITF 00-19.

            No.

      o In the event of bankruptcy, does the warrant or embedded conversion feature provide the investor any creditor rights or rights greater than the rights of the holders underlying the shares? Refer to paragraphs 29 through 31 of EITF 00-19.

            No such provisions exist in our Series F convertible preferred or warrants.

      o Does the warrant or embedded conversion feature require you to post collateral of any kind, other than an amount up to the maximum number of shares underlying the contract? Refer to paragraph 32 of EITF 00-19.

            No such provisions exist in our Series F warrants. With respect to the Series F preferred, we have the right to seek an injunction to support our refusal to honor a conversion based on a claim of unlawful activity only upon the posting of a bond for 125% of the stated value of the Series F preferred stock sought to be converted. We are not required to post collateral to secure the potential claim of a holder. Our posting of a bond is only in connection with a potential claim that we may have against a holder. We believe that this condition is satisfied, since we are not required to post collateral except as to event that (i) cannot be compelled by a counterparty on an absolute basis, (ii) is within our absolute discretion and control and (iii) does not pertain to material term of the contract

      Series I Convertible Preferred (filed 10-QSB 6/30/02)

      Relevant Provisions


-------------------------------------------------------------------------------------------------------------
Features /
Characteristics                          Description                                          Status

---------------------------------------- ---------------------------------------------------- ---------------
Para. 1          Stated Value            $10.00 per preferred share                           unmodified
Cert of
Designate

---------------- ----------------------- ---------------------------------------------------- ---------------
Para. 2          Dividends               8% cumulative simple payable on a preferential       unmodified
Cert of                                  basis before holders of common; can be share
Designate                                settled at our option
---------------- ----------------------- ---------------------------------------------------- ---------------
Para. 3          Liquidation Rights      Preferential as to unpaid dividends and remaining    unmodified
Cert of                                  Stated Value; identical to holders of common stock
Designate                                in al other respects

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 4(b)        Conversion              At option of holder, either $0.40 or 75% of three    unmodified
Cert of                                  lowest closing bid prices during twenty two day
Designate                                lookback period


-------------------------------------------------------------------------------------------------------------
Para 4(c)        Conversion Limitation   The number or shares resulting from a conversion     unmodified
Cert of                                  plus the number of common  shares then owned by
Designate                                the holder may not exceed 9.99% of the total
                                         issued and outstanding common shares of the Company

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 4 (d) and   Adjustments             Splits, combinations and reclassifications shall     unmodified
(e)                                      result in a proportionate adjustment of the
Cert of                                  conversion price to achieve the same economic
Designate                                value as prior to the defined events.  Holders
                                         shall have rights equivalent to holders
                                         of prior event common holders upon
                                         mergers or sale of corporate property
                                         substantially as an entirety.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 4 (k)       Posting Collateral      Required only if Company refuses to convert upon a   unmodified
Cert of                                  claim of unlawful activity by holder and seeks
Designate                                injunction against holder.  Bond requirement
                                         equivalent to 150% of Stated Value of conversion
                                         in question.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 4(l)        Buy In                  Holder has the right to cover non-delivery of        unmodified
Cert of                                  common upon conversion through purchases in open
Designate                                market.  Company obligated to pay the difference
                                         between Stated Value of preferred
                                         sought to be converted and buy in cost
                                         plus 16% per annum interest until
                                         payment of differential by Company.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 7           Events of Default       o failure to pay money to holder when due            unmodified
Cert of                                  o material breach o material misrepresentation
Designate                                o assignment f/b/o creditors o money judgment over
                                         $50,000 not discharged in 45 days o
                                         bankruptcy, insolvency etc. o failure
                                         to maintain listing o court order, SEC

                                         or NASD enjoining equity transactions o
                                         failure to deliver common stock on
                                         conversion o non-registration event

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 7           Events of Default       Increase of dividend rate from 8% to 15%;            unmodified
Cert of          Penalty                 mandatory redemption for events within our control
Designate                                only (see below)

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 7           Mandatory Redemption    Triggered only for events (including events          unmodified
Cert of                                  of default) within our control. At option of
Designate                                holder, mandatory redemption at cash amount
Para 9.2                                 equal to 130% of Stated Value or the number
Sub Agree                                of common issuable upon conversion of an
                                         amount of Stated Value and accrued dividends
                                         at the conversion price in effect on the
                                         trading day prior to notice of redemption,
                                         multiplied by the average of the closing bid
                                         and ask prices for the common on the trading
                                         day prior to the notice.



-------------------------------------------------------------------------------------------------------------
Para 4           Issuance of             The Subscription Agreement provides for the          unmodified
Sub Agree        Unregistered ,          issuance of unregistered, restricted shares and
                 Restricted Common       the reissuance of such shares without restrictive
                                         legend pursuant to Rule 144

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 9.1(b)      Delay in delivery of    Failure to deliver common pursuant to conversion     unmodified
Sub Agree        common -Penalty         shall result on liquidated damages for economic
                  loss of $100 per business day per $10,000 of
                                         Stated Value converted

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 10.1        Registration Rights     Piggy back and on demand requiring filing within     unmodified
Sub Agree                                60 days of closing and effectiveness 150 from
                                         closing.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 10.4        Non-Registration        Payment in cash or stock at holder's option.         unmodified
Sub Agree        Events - Penalty        Penalty equals 1% for the first 30 days of default
                                         and 2% thereafter of Stated Value of
                                         preferred then owned for each 30-day
                                         period of default.
-------------------------------------------------------------------------------------------------------------

      Convertible Feature

      Our Series I convertible preferred do not satisfy the definition of a "conventional convertible instrument" owing to the conversion of the preferred into a variable number of shares. As such, the exception of paragraph 11(a) of SFAS 133 does not apply to our Series I convertible preferred. As a general proposition, however, our Series I convertible preferred are appropriately presented as equity under an analysis of EITF 00-19, since we control the form of settlement. Our Series I convertible preferred require a net share settlement (paragraph 8, EITF 00-19, first bullet re: "equity" classification) and a waiver by the Series F holders nullifies net cash settlement provisions for events outside our control (paragraph 8, EITF 00-19, third bullet re: "assets or liability" classification).

The instrument permits the issuer to settle in unregistered shares (paragraphs 14 - 18, EITF 00-19)

      Our Series I convertible provide for the issuance of unregistered shares; the instrument does not require settlement in registered shares and. the contract does not preclude settlement in unregistered shares. As such, even assuming a failed registration statement, the instrument does not preclude delivery of unregistered shares and permits us to net-share settle the conversion by delivery of unregistered shares (paragraph 14).

      Our Series I convertible preferred do not contain a provision similar to that discussed in paragraph 15 of EITF 00-19 that would allow a holder of our preferred to compel us to net -cash settle a preferred transaction using a valuation determined by the holder.

      Our Series I convertible preferred do not provide for a penalty for the delivery of non-registered shares in settlement, as discussed in paragraph 16 of EITF 00-99. While Para 10.4 of the Subscription Agreement does provide for a monetary charge for failure to register the common underlying the Series I preferred, in 2004 all of the underlying common was unrestricted pursuant to Rule 144(k). As noted in paragraph 16, if a settlement alternative includes a penalty (charge for non-registration) that would be avoided by other settlement alternatives (delivery of unregistered but unrestricted shares), the uneconomic settlement alternative should be discarded in classifying the instrument.

      Similarly, our Series I convertible preferred do not require physical or net share settlement in registered shares, as discussed in paragraph 17 of EITF 00-19. Accordingly, we are not in the position of not being able to share settle owing to the lack of registration of the underlying common. In 2004 and thereafter, a net share settlement was in our control.

The issuer has sufficient authorized shares available to settle in its shares (paragraph 19, EITF 00-19) The instrument contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20 - 24, EITF 00-19)

      During all post issuance reporting periods, a computation of the fully diluted common stock position of the Company, compared to the number of shares required for a share settlement upon then current conversion prices, resulted in the conclusion that the company had sufficient shares for a share settlement of the Series I preferred.

      Moreover, the holder's ability to convert is limited by an ownership maximum imposed on the holder not to exceed 9.99% of the issued and outstanding common stock extant on a conversion date, including the number of common shares issued in the conversion. Absent such limitations, paragraphs 19 - 21 and 24 of EITF 00-19 concludes that the ability of the Company to engage in a share settlement is not within its control, owing to the potential need to obtain shareholder approval to increase the Company's authorized shares. The resultant classification of the instrument as a liability in such circumstances appears to emanate from the imposition of a cash settlement (mandatory redemption for failure to deliver common shares in the case of the Series I) where there are inadequate shares authorized for a share settlement. With respect to our Series I convertible preferred, however, the cash settlement option given to our Series I holders is limited to events within our control.

      The material contained in paragraphs 22 and 23 concerning the Task Force discussions of contact structures utilizing caps and cash settlements of excess value over the cap amount are not applicable to our Series I convertible preferred.

There are no cash payments to the counterparty in the event that the issuer fails to make timely filings with the SEC (paragraph 25, EITF 00-19)

      Consistent with this point, there are no such provisions of our Series I convertible preferred.

There are no cash settled "top-off" or "make whole" provisions (paragraph 26, EITF 00-19)

      Consistent with this point, there are no such provisions of our Series I convertible preferred.

The contact requires net-cash settlement only where in the circumstances the holders of shares underlying also would receive cash in exchange fore shares (paragraph 27 - 28, EITF 00-19)

      There are no such provisions of our Series I convertible preferred

There are no provisions giving the counterparty greater rights than those of a shareholder of the stock underlying the instrument (paragraph 29 - 31, EITF 00-19)

      While bankruptcy, assignment for the benefit of creditors and insolvency are events of default that could trigger mandatory redemption, the Task Force cast significant doubt as to whether such a claim would have a priority status in bankruptcy. In addition, with respect to our Series I convertible preferred, the holders have waived the consequences of events not within our control.

There is no requirement to post collateral for any reason (paragraph 32, EITF 00-19)

      We have the right to seek an injunction to support our refusal to honor a conversion based on a claim of unlawful activity only upon the posting of a bond for 150% of the stated value of the Series I preferred stock sought to be converted. We are not required to post collateral to secure the potential claim of a holder. Our posting of a bond is only in connection with a potential claim that we may have against a holder. We believe that this condition is satisfied, since we are not required to post collateral except as to event that (i) cannot be compelled by a counterparty on an absolute basis, (ii) is within our absolute discretion and control and
      (iii) does not pertain to material term of the contract.

      Series I Warrants

      Relevant Provisions


-------------------------------------------------------------------------------------------------------------
Features /
Characteristics                          Description                                          Status

---------------------------------------- ---------------------------------------------------- ---------------
Preamble         Exercise price          $0.50 per common share                               unmodified

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 11          Exercise Limitation     The number or shares resulting from a conversion     unmodified
of Warrant                               plus the number of common  shares then owned by
                                         the holder may not exceed 9.99% of the total
                                         issued and outstanding common shares of the Company
---------------- ----------------------- ---------------------------------------------------- ---------------
Para 3.1 and 4   Adjustments             Splits, combinations and reclassifications shall     unmodified
of Warrant                               result in a proportionate adjustment oft he
                                         conversion price to achieve the same
                                         economic value as prior to the defined
                                         events. Holders shall have rights
                                         equivalent to holders of prior event
                                         common holders upon mergers or sale of
                                         corporate property substantially as an
                                         entirety.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 9 of        Registration Rights     Piggy back and on demand requiring filing within     unmodified
Warrant                                  60 days of closing and effectiveness 150 from
                                         closing.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 9 of        Non-Registration        Cash payment equal to closing ask price on trading   unmodified
Warrant          Events - Penalty        pay prior to notice of exercise, less exercise
references                               price.
Section 10 Sub
Agree
-------------------------------------------------------------------------------------------------------------

      Supplemental Considerations

      o Is the instrument inside or outside of the scope of SFAS 150?

            Our Series I instruments do not fall into any of the three categories that are affected by SFAS 150: (1) the Series I do not provide for mandatory redeemable shares: (2) the Series I are not freestanding put options or forward contracts that obligate the Company to purchase its own shares; and (3) the Series I are not freestanding contracts that obligate the Company to pay with its own shares in amounts that are unrelated, either by a fixed dollar return or pegged to an unrelated designated index., or inversely related to the price of its shares.

      o With respect to freestanding warrants, does the warrant meet the definition of a derivative as defined by paragraph 6 of SFAS 133?

            No, our Series I warrants do not satisfy paragraph 6(c) of FAS 133.

      o Does the criteria set forth in paragraph 12 of SFAS 133 require the conversion feature to be bifurcated from the host contract and accounted for as a derivative?

            No, our Series I conversion features do not meet the criteria set forth in 12(a) and (b) of FAS 133.

      o To the extent the criteria for bifurcation has been met, does the instrument qualify for the scope exception outlined in paragraph 11(a) of SFAS 133?

            No.

      o Is the host contract a conventional convertible instrument as defined by paragraph 4 of EITE 00-19 and E1TF 05-02?

            No.

      o Does the instrument include any provision that could require net-cash settlement? Refer to paragraphs 12 and 13 of EITF 00-19.

            Yes, upon a event of non-registration, the warrants require cash payment equal to closing ask price on trading pay prior to notice of exercise, less exercise price. This does not apply to the embedded conversion feature of the Series I convertible preferred, since redemption has been waived for events not within our control.

      o Does the instrument require you to deliver registered shares? Refer to paragraphs 14 through 18 of EITF 00-19

            No.

      o Do you have sufficient authorized and un-issued shares available to settle the warrant or embedded conversion option? Refer to paragraph 19 of EITF 00-19.

            Yes, the warrants are for the purchase of, in the aggregate, 2,000,000 common shares. This does not apply to the embedded conversion feature of the Series I convertible preferred. During all post issuance reporting periods, a computation of the fully diluted common stock position of the Company, compared to the number of shares required for a share settlement upon then current conversion prices, resulted in the conclusion that the company had sufficient shares for a share settlement of the Series I preferred. Moreover, the holder's ability to convert is limited by an ownership maximum imposed on the holder not to exceed 9.99% of the issued and outstanding common stock extant on a conversion date, including the number of common shares issued in the conversion.

      o Does the warrant or embedded conversion feature require you to have an explicit limit on the number of shares that will be delivered to settle the instrument? Refer to paragraphs 20 through 24 of EITF 00-19.

            Yes, the warrants are for the purchase of, in the aggregate, 2,000,000 common shares. With respect to the embedded conversion feature of the Series I preferred, the holder's ability to convert is limited by an ownership maximum imposed on the holder not to exceed 9.99% of the issued and outstanding common stock extant on a conversion date, including the number of common shares issued in the conversion.

      o Does the warrant or embedded conversion feature contain provisions that require cash payments in the event you do not make timely filings to the SEC? Refer to paragraph 25 of EITF 00-19.

            No such provisions exist in our Series I convertible preferred or warrants.

      o Does the warrant or embedded conversion feature contain "top-off" or "makewhole" provisions? Refer to paragraph 26 of EITF 00-19.

            No such provisions exist in our Series I convertible preferred or warrant.

      o Can the net-cash settlement provision only be triggered in circumstances where the holders of the shares underlying the instrument would also receive an equivalent amount of cash? Refer to paragraphs 27 and 28 of EITF 00-19.

            No.

      o In the event of bankruptcy, does the warrant or embedded conversion feature provide the investor any creditor rights or rights greater than the rights of the holders underlying the shares? Refer to paragraphs 29 through 31 of EITF 00-19.

            No such provisions exist in our Series I convertible preferred or warrants.

      o Does the warrant or embedded conversion feature require you to post collateral of any kind, other than an amount up to the maximum number of shares underlying the contract? Refer to paragraph 32 of EITF 00-19.

            No such provisions exist in our Series I warrants. With respect to the Series I preferred, we have the right to seek an injunction to support our refusal to honor a conversion based on a claim of unlawful activity only upon the posting of a bond for 150% of the stated value of the Series I preferred stock sought to be converted. We are not required to post collateral to secure the potential claim of a holder. Our posting of a bond is only in connection with a potential claim that we may have against a holder. We believe that this condition is satisfied, since we are not required to post collateral except as to event that (i) cannot be compelled by a counterparty on an absolute basis, (ii) is within our absolute discretion and control and (iii) does not pertain to material term of the contract

      Series H, J and K Convertible Preferred

(Series H filed 10-KSB 2001; Series J filed 8-K 10/2/02; Series K filed 10-KSB
2003)

      Relevant Provisions

--------------------------------------------------------------------------------------------------------------
Features /
Characteristics                          Description                                          Status

---------------------------------------- ---------------------------------------------------- ---------------
Para. 1          Stated Value            $10.00 per preferred share                           unmodified
Cert of
Designate

---------------- ----------------------- ---------------------------------------------------- ---------------
Para. 2          Dividends               Series H: 7% cumulative, simple interest             unmodified
                                         payable Cert of no a preferential basis
                                         before holders of common; can be share
                                         Designate settled at our option.
                                         Series J%: 8% (as above).
                                         Series J%: 8% (as above).


---------------- ----------------------- ---------------------------------------------------- ---------------
Para. 3          Liquidation Rights     Preferential as to unpaid dividends and               unmodified
                                        remaining Cert of Stated Value; identical to
                                        holders of common stock Designate in al
                                        other respects

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 4(b)        Conversion              Series H: Fixed at $0.40 per common share.           unmodified
Cert of                                  Series J: Fixed at $0.25 per common share.
Designate                                Series K: Fixed at $0.10 per common share

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 4 (d) and   Adjustments             Splits, combinations and reclassifications shall     unmodified
(e)                                      result in a proportionate adjustment oft he
Cert of                                  conversion price to achieve the same economic
Designate                                value as prior to the defined events.  Holders
                                         shall have rights equivalent to holders
                                         of prior event common holders upon
                                         mergers or sale of corporate property
                                         substantially as an entirety.


--------------------------------------------------------------------------------------------------------------
Para 4 (k)       Posting Collateral      Required only if Company refuses to convert upon a   unmodified
Cert of                                  claim of unlawful activity by holder and seeks
Designate                                injunction against holder.  Bond requirement
                                         equivalent to 150% of Stated Value of conversion
                                         in question.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 4(l)        Buy In                  Holder has the right to cover non-delivery of        unmodified
Cert of                                  common upon conversion through purchases in open
Designate                                market.  Company obligated to pay the difference
                                         between Stated Value of preferred
                                         sought to be converted and buy in cost
                                         plus 16% per annum interest until
                                         payment of differential by Company.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 5           Mandatory Conversion    From and after five years from issuance, we
Cert of                                  have he right to compel conversion the
Designate                                Series H, J and K convertible preferred at
                                         the conversion price, so long as the common
                                         is (i) issued without a restrictive legend,
                                         (ii) trading during a 22 day lookback is not
                                         less than 300% of conversion price, and
                                         (iii) no event of default has occurred.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para. 7      Redemption by Company       From and after two years from issuance, we           unmodified
Cert of                                  have he right to redeem the Series H and J
Designate                                convertible preferred for 135% (Series K at
                                         120%) of the Stated Value plus accrued and
                                         unpaid dividends.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 7           Events of Default       o failure to pay money to holder when due            unmodified
Cert of                                  o material breach o material misrepresentation
Designate                                o assignment f/b/o creditors o money judgment over
                                         $50,000 not discharged in 45 days o
                                         bankruptcy, insolvency etc. o failure
                                         to maintain listing o court order, SEC
                                         or NASD enjoining equity transactions o
                                         failure to deliver common stock on
                                         conversion o non-registration event

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 7           Events of Default       Increase of dividend rate from to 15%.               unmodified
Cert of          Penalty
Designate

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 4           Issuance of             The Subscription Agreement provides for the          unmodified
Sub Agree        Unregistered ,          issuance of unregistered, restricted shares and
                 Restricted Common       the reissuance of such shares without restrictive
                                         legend pursuant to Rule 144


--------------------------------------------------------------------------------------------------------------
Para 9.1(b)      Delay in delivery of    Failure to deliver common pursuant to conversion     unmodified
Sub Agree        common -Penalty         shall result on liquidated damages for economic
                  loss of $100 per business day per $10,000 of
                                         Stated Value converted

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 9.2          Inability to deliver   Holders have the option to compel mandatory          unmodified
Sub Agree         common -Penalty        redemption at 140% of the meaning stated value.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 10.1        Registration Rights     Contingent on effective registration statements      unmodified
Sub Agree                                for prior designated convertible preferred Series

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 10.4        Non-Registration        None.                                                unmodified
Sub Agree        Events - Penalty
--------------------------------------------------------------------------------------------------------------

      Our Series H, J and K convertible preferred meet the SFAS 133 paragraph 11(a) scope exception and thus is not governed by Statement 133. In the determination of whether a conversion feature meets the scope exception, that feature must be analyzed under the guidance of paragraph 4 of EITF 00-19 (see Classification and Measurement of Warrants and Embedded Conversion Features, Section II.B 2 at top of page 32), as discussed and clarified in EITF 05-02. Under this guidance, the threshold issue to be considered is whether the "host" instrument containing the conversion feature is a "conventional convertible instrument" for the purposes of the application of SFAS 133 requirements.

      The conversion features of our Series H, J and K convertible preferred satisfy the conversion feature characteristics referenced in paragraph 8 of EITF 05-02 (Issue 2) as conventional convertible instruments, for the following reasons (i) the series holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares; (ii) the conversion features do not include the ability of the holder to compel redemption owing to the occurrence or non occurrence of a contingency that is not within the control of the Company, (iii) there are no settlement alternatives that are not within the control of the Company, other than conversion at the option of the holder or redemption and mandatory conversion at the option of the Company; (iv) the instrument does not prohibit settlement in unregistered shares; and (v) the instrument does not provide for a discount for the delivery of unregistered shares.

      In EITF 05-02, the Task Force reached consensus that instruments that provide an option to convert into a fixed number of shares should be considered "conventional", notwithstanding the contingency of time or specified event on the ability to convert (paragraph 8, Issue 2). This is significant for our Series H, J and K convertible preferred since, as noted in the above referenced Classification and Measurement of Warrants and Embedded Conversion Features, Section II.B 2:

If the instrument is a conventional instrument, the embedded conversion option would qualify for equity classification under EITF 00-19, qualify for the scope exception in SFAS 133 and not be bifurcated from the host instrument.

      Since our Series H, J and K convertible preferred have the required features of a conventional convertible instrument, we believe that we have appropriately classified and accounted for our Series H, J and K convertible preferred as equity. Similarly, our Series H, J and K convertible preferred are appropriately presented as equity under an analysis of EITF 00-19, since we control the form of settlement. Our Series H, J and K convertible preferred require a net share settlement (paragraph 8, EITF 00-19, first bullet re: "equity" classification) and none of the net cash settlement provisions are for events outside our control (paragraph 8, EITF 00-19, third bullet re: "assets or liability" classification).

The instrument permits the issuer to settle in unregistered shares (paragraphs 14 - 18, EITF 00-19)

      Our Series H, J and K convertible provide for the issuance of unregistered shares; the instrument does not require settlement in registered shares and. the contract does not preclude settlement in unregistered shares. As such, even assuming a failed registration statement, the instrument does not preclude delivery of unregistered shares and permits us to net-share settle the conversion by delivery of unregistered shares (paragraph 14).

      Our Series H, J and K convertible preferred do not contain a provision similar to that discussed in paragraph 15 of EITF 00-19 that would allow a holder of our preferred to compel us to net -cash settle a preferred transaction using a valuation determined by the holder.

      Our Series H, J and K convertible preferred do not provide for a penalty for the delivery of non-registered shares in settlement, as discussed in paragraph 16 of EITF 00-99. Similarly, our Series H, J and K convertible preferred does not require physical or net share settlement in registered shares, as discussed in paragraph 17 of EITF 00-19. Accordingly, we are not in the position of not being able to share settle owing to the lack of registration of the underlying common.

The issuer has sufficient authorized shares available to settle in its shares (paragraph 19, EITF 00-19) The instrument contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20 - 24, EITF 00-19)

      Our Series H, J and K convertible preferred are convertible at fixed prices into a determinate number of common shares.

      During all post issuance reporting periods, a computation of the fully diluted common stock position of the Company, compared to the number of shares required for a share settlement of all options, warrants and other derivative financial instruments upon then current conversion prices, resulted in the conclusion that the company had sufficient shares for a share settlement of the Series H, J and K preferred.

      Moreover, the holder's ability to convert our Series H, J and K convertible preferred, as with our other convertible preferred, is limited by an ownership maximum imposed on the holder not to exceed 9.99% of the issued and outstanding common stock extant on a conversion date, including the number of common shares issued in the conversion.

      The material contained in paragraphs 22 and 23 concerning the Task Force discussions of contact structures utilizing caps and cash settlements of excess value over the cap amount are not applicable to our Series H, J and K convertible preferred.

There are no cash payments to the counterparty in the event that the issuer fails to make timely filings with the SEC (paragraph 25, EITF 00-19)

      Consistent with this point, there are no such provisions of our Series H, J and K convertible preferred.

There are no cash settled "top-off" or "make whole" provisions (paragraph 26, EITF 00-19)

      Consistent with this point, there are no such provisions of our Series H, J and K convertible preferred.

The contact requires net-cash settlement only where in the circumstances the holders of shares underlying also would receive cash in exchange fore shares (paragraph 27 - 28, EITF 00-19)

      There are no such provisions of our Series H, J and K convertible preferred that would require net-cash settlement for events within our control. While paragraph 3(a) of the respective Series H, J and K Certificates of Designation provide for a net cash settlement in the event of dissolution, liquidation or winding up of the Company, the involuntary occurrence of any of those events constitutes an event of default under paragraph 8(f) of the Certificates of Designation, which limits the holders' remedy to an increase in the dividend rate applicable to the preferred to 15%. To avoid an inconsistency of interpretation, a fair reading of paragraphs 3(a) and 8(f) assigns the voluntary initiation of those events to paragraph 3(a), with a resulting net-cash settlement, with the involuntary initiation of those events assigned to paragraph 8(f), resulting in an increase in dividend rate the sole remedy.

      This resolution is consistent with the general tenor of the respective certificates and subscription agreements for our Series H, J and K convertible preferred, which avoid a net-cash settlement for events within the company's control. For example, while Section 9.2 of the respective subscription agreements call for mandatory redemption in the event that we are unable to issue shares on a conversion delivery date, the structure of the agreements provide for our delivery of unregistered shares. While a third party initiated injunction could prevent the issuance of shares, that would require an attack on the underlying instrument, which would render moot the classification issue.

There are no provisions giving the counterparty greater rights than those of a shareholder of the stock underlying the instrument (paragraph 29 - 31, EITF 00-19)

      While bankruptcy, assignment for the benefit of creditors and insolvency are events of default, the remedy provided in paragraph 8 is limited to an increase in the dividend rates to 15%.

There is no requirement to post collateral for any reason (paragraph 32, EITF 00-19)

      We have the right to seek an injunction to support our refusal to honor a conversion based on a claim of unlawful activity only upon the posting of a bond for 150% of the stated value of the Series H, J and K preferred stock sought to be converted. We are not required to post collateral to secure the potential claim of a holder. Our posting of a bond is only in connection with a potential claim that we may have against a holder, and thus within our control. We believe that this condition is satisfied, since we are not required to post collateral except as to event that (i) cannot be compelled by a counterparty on an absolute basis, (ii) is within our absolute discretion and control and (iii) does not pertain to material term of the contract.

         Series H, J and K Warrants

         Relevant Provisions

--------------------------------------------------------------------------------------------------------------
Features /
Characteristics                          Description                                          Status

---------------------------------------- ---------------------------------------------------- ---------------
Preamble         Exercise price          $0.40 per common share                               unmodified

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 10          Exercise Limitation     The number or shares resulting from a conversion     unmodified
of Warrant                               plus the number of common  shares then owned by
                                         the holder may not exceed 9.99% of the total
                                         issued and outstanding common shares of the Company

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 3.1 and 4   Adjustments             Splits, combinations and reclassifications shall     unmodified
of Warrant                               result in a proportionate adjustment oft he
                                         conversion price to achieve the same
                                         economic value as prior to the defined
                                         events. Holders shall have rights
                                         equivalent to holders of prior event
                                         common holders upon mergers or sale of
                                         corporate property substantially as an
                                         entirety.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 10          Registration Rights     Contingent on effective registration statements      unmodified
Sub Agree                                for prior designated convertible preferred Series

--------------------------------------------------------------------------------------------------------------

      Supplemental Considerations

      o Is the instrument inside or outside of the scope of SFAS 150?

            Our Series H, J and K instruments do not fall into any of the three categories that are affected by SFAS 150: (1) the Series H, J and K do not provide for mandatory redeemable shares: (2) the Series H, J and K are not freestanding put options or forward contracts that obligate the Company to purchase its own shares; and (3) the Series H, J and K are not freestanding contracts that obligate the Company to pay with its own shares in amounts that are unrelated, either by a fixed dollar return or pegged to an unrelated designated index, or inversely related to the price of its shares.

      o With respect to freestanding warrants, does the warrant meet the definition of a derivative as defined by paragraph 6 of SFAS 133?

            No, our Series H, J and K warrants do not satisfy paragraph 6(c) of FAS 133.

      o Does the criteria set forth in paragraph 12 of SFAS 133 require the conversion feature to be bifurcated from the host contract and accounted for as a derivative?

            No, our Series H, J and K conversion features do not meet the criteria set forth in 12(a) and (b) of FAS 133.

      o To the extent the criteria for bifurcation has been met, does the instrument qualify for the scope exception outlined in paragraph 11(a) of SFAS 133?

            Yes. The conversion features of our Series H, J and K convertible preferred satisfy the conversion feature characteristics referenced in paragraph 8 of EITF 05-02 (Issue 2) as conventional convertible instruments, for the following reasons (i) the series holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares; (ii) the conversion features do not include the ability of the holder to compel redemption owing to the occurrence or non occurrence of a contingency that is not within the control of the Company, (iii) there are no settlement alternatives that are not within the control of the Company, other than conversion at the option of the holder or redemption and mandatory conversion at the option of the Company;
            (iv) the instrument does not prohibit settlement in unregistered shares; and (v) the instrument does not provide for a discount for the delivery of unregistered shares.

      o Is the host contract a conventional convertible instrument as defined by paragraph 4 of EITE 00-19 and E1TF 05-02?

            Yes; see above.

      o Does the instrument include any provision that could require net-cash settlement? Refer to paragraphs 12 and 13 of EITF 00-19.

            Our Series H, J and K instruments do not any provision that could require net-cash settlement for an event that is within our control.

      o Does the instrument require you to deliver registered shares? Refer to paragraphs 14 through 18 of EITF 00-19

            No.

      o Do you have sufficient authorized and un-issued shares available to settle the warrant or embedded conversion option? Refer to paragraph 19 of EITF 00-19.

            Our Series H, J and K convertible preferred are convertible at fixed prices into a determinate number of common shares, as are our Series H, J and K wartrants

            During all post issuance reporting periods, a computation of the fully diluted common stock position of the Company, compared to the number of shares required for a share settlement of all options, warrants and other derivative financial instruments upon then current conversion prices, resulted in the conclusion that the company had sufficient shares for a share settlement of the Series H, J and K preferred.

            Moreover, the holder's ability to convert our Series H, J and K convertible preferred, as with our other convertible preferred, is limited by an ownership maximum imposed on the holder not to exceed 9.99% of the issued and outstanding common stock extant on a conversion date, including the number of common shares issued in the conversion

      o Does the warrant or embedded conversion feature require you to have an explicit limit on the number of shares that will be delivered to settle the instrument? Refer to paragraphs 20 through 24 of EITF 00-19.

            Yes. Our Series H, J and K convertible preferred and warrants are convertible/exercisable at fixed prices into a determinate number of common shares.

      o Does the warrant or embedded conversion feature contain provisions that require cash payments in the event you do not make timely filings to the SEC? Refer to paragraph 25 of EITF 00-19.

            No such provisions exist in our Series H, J and K convertible preferred or warrants.

      o Does the warrant or embedded conversion feature contain "top-off" or "makewhole" provisions? Refer to paragraph 26 of EITF 00-19.

            No such provisions exist in our Series H, J and K convertible preferred or warrant.

      o Can the net-cash settlement provision only be triggered in circumstances where the holders of the shares underlying the instrument would also receive an equivalent amount of cash? Refer to paragraphs 27 and 28 of EITF 00-19.

            There are no such provisions of our Series H, J and K convertible preferred that would require net-cash settlement for events within our control. While paragraph 3(a) of the respective Series H, J and K Certificates of Designation provide for a net cash settlement in the event of dissolution, liquidation or winding up of the Company, the involuntary occurrence of any of those events constitutes an event of default under paragraph 8(f) of the Certificates of Designation, which limits the holders' remedy to an increase in the dividend rate applicable to the preferred to 15%. To avoid an inconsistency of interpretation, a fair reading of paragraphs 3(a) and 8(f) assigns the voluntary initiation of those events to paragraph 3(a), with a resulting net-cash settlement, with the involuntary initiation of those events assigned to paragraph 8(f), resulting in an increase in dividend rate the sole remedy. Similarly, while Section 9.2 of the respective subscription agreements call for mandatory redemption in the event that we are unable to issue shares on a conversion delivery date, the structure of the agreements provide for our delivery of unregistered shares. While a third party initiated injunction could prevent the issuance of shares, that would require an attack on the underlying instrument, which would render moot the classification issue.

      o In the event of bankruptcy, does the warrant or embedded conversion feature provide the investor any creditor rights or rights greater than the rights of the holders underlying the shares? Refer to paragraphs 29 through 31 of EITF 00-19.

            No such provisions exist in our Series H, J and K convertible preferred or warrants.

      o Does the warrant or embedded conversion feature require you to post collateral of any kind, other than an amount up to the maximum number of shares underlying the contract? Refer to paragraph 32 of EITF 00-19.

            We have the right to seek an injunction to support our refusal to honor a conversion based on a claim of unlawful activity only upon the posting of a bond for 150% of the stated value of the Series H, J and K preferred stock sought to be converted. We are not required to post collateral to secure the potential claim of a holder. Our posting of a bond is only in connection with a potential claim that we may have against a holder, and thus within our control.

                                       ***

      Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

                                   Sincerely,

                                 /s/Marc J. Ross

                                  Marc J. Ross

EXHIBIT A

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      Our business model includes the development and marketing of our Company owned Slammers(R) and Bravo!(TM) trademarked brands, the obtaining of license rights from third party holders of intellectual property rights to other trademarked brands, logos and characters and the production of our branded flavored milk drinks through third party processors. In the United States and the United Kingdom, we generate revenue from the unit sales of finished branded flavored milk drinks to retail consumer outlets. We generate revenue in our Middle East business through the sale of "kits" to these dairies. The price of the "kits" consists of an invoiced price for a fixed amount of flavor ingredients per kit used to produce the flavored milk and a fee charged to the dairy processors for the production, promotion and sales rights for the branded flavored milk.

      Our new product introduction and growth expansion continues to be expensive, and we reported a net loss of $14,506,630 for the year ended December 31, 2005, which included a $3,000,000 one time finder's fee paid in connection with our execution of a Master Distribution Agreement with Coca-Cola Enterprises, Inc. As shown in the accompanying financial statements, we have suffered operating losses and negative cash flows from operations since inception and, at December 31, 2005, have an accumulated deficit. These conditions give rise to substantial doubt about our ability to continue as a going concern. As discussed herein, we plan to work toward profitability in our U.S. and international business and obtain additional financing. While there is no assurance that funding will be available or that we will be able to improve our operating results, we are continuing to seek equity and/or debt financing. We cannot give any assurances, however, that management will be successful in carrying out our plans.

CORPORATE GOVERNANCE

The Board of Directors

      Our board has positions for six directors that are elected as Class A or Class B directors at alternate annual meetings of our shareholders. Five of the six current directors of our board are independent. Our chairman and chief executive officer are separate. The board meets regularly either in person or by telephonic conference at least four times a year, and all directors have access to the information necessary to enable them to discharge their duties. The board, as a whole, and the audit committee in particular, review our financial condition and performance on an estimated vs. actual basis and financial projections as a regular agenda item at scheduled periodic board meetings, based upon separate reports submitted by our chief executive officer and chief financial officer. Our shareholders elect directors after nomination by the board or the board appoints directors when a vacancy arises prior to an election. This year we have adopted a nomination procedure based upon a rotating nomination committee made up of those members of the director Class not up for election. The board presently is examining whether this procedure, as well as the make up of the audit and compensation committees, should be the subject of an amendment to the by-laws.

Audit Committee

      Our audit committee is composed of three independent directors and functions to assist the board in overseeing our accounting and reporting practices. Our financial information is booked in house by our Chief Accounting Officer's office, from which we prepare financial reports. Lazar Levine & Felix LLP, independent registered public accountants and auditors, audit or review these financial reports. Our chief accounting officer reviews the preliminary financial and non-financial information prepared in house with our securities counsel and the reports of the auditors. The committee reviews the preparation of our audited and unaudited periodic financial reporting and internal control reports prepared by our chief financial officer. The committee reviews significant changes in accounting policies and addresses issues and recommendations presented by our internal and external certified accountants as well as our auditors. Currently, there is one vacancy on the audit committee.

Compensation Committee

      Our compensation committee is composed of three independent directors and reviews the compensation structure and policies concerning executive compensation. The committee develops proposals and recommendations for executive compensation and presents those recommendations to the full board for consideration. The committee periodically reviews the performance of our other members of management and the recommendations of the chief executive officer with respect to the compensation of those individuals. Given the size of our company, the board periodically reviews all such employment contracts. The board must approve all compensation packages that involve the issuance of our stock or stock options. Currently, there is one vacancy on the compensation committee.

Nominating Committee

      The nominating committee was established in the second quarter 2002 and consists of those members of the director Class not up for election. The committee is charged with determining those individuals who will be presented to the shareholders for election at the next scheduled annual meeting. The full board fills any mid term vacancies by appointment.

CRITICAL ACCOUNTING POLICIES

Estimates

      This discussion and analysis of our consolidated financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our company's estimates, including those related to reserves for bad debts and valuation allowance for deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the result of which forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions. Our use of estimates, however, is quite limited as we have adequate time to process and record actual results from operations.

Revenue recognition

      During the fiscal year ended December 31, 2005, we had two business models that affected revenue recognition: one for the United States and another for some of its international business. We follow the final consensus reached by the Emerging Issues Task Force (EITF) 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" in determining its revenue recognition reporting status for both business models.

United States

      In the United States, we utilize third party processors to produce the Company's products on our behalf, which products consisted of single serve flavored milk based beverages. Under this model, we are responsible for all product development, marketing, and promotion, advertising and sales activity. We refer to this business model as "unit sales".

      We have responsibility for the payment to its third-party processor of all costs associated with the production of its flavored milk based beverages. In that regard, we pay a negotiated "dock price" per sale unit to our third-party processor. We also are responsible for the payment of all freight charges for the finished product to our customers, shipping insurance charges, broker's fees and product returns.

      Our milk-based products are code dated with an "expiration" date. If our third-party processor has stored inventory that approaches code date and is, as a result, not capable of being sold, we are responsible for the payment of the dock price to the third-party processor even absent a sale. If already sold product has not sold by a date approaching the code date or has been damaged in shipment, we issue a credit to our customer.

      We establish the wholesale price at which we sell our products. The priced charged is dependent upon practical cost variables including freight and distribution. We recognize revenue at the full wholesale price charged.

      We have sole discretion to change the product visually and its content to satisfy our specifications. The only limitations are (i) those imposed on the third party processor by the Food and Drug Administration and local health officials, and (ii) labeling and content restrictions that the FDA may impose on us.

      We have the sole discretion to select the supplier of flavor and nutritional ingredients that are sourced by third parties to meet our flavor and nutritional profile specifications. Similarly, we have the sole discretion to develop and determine the visual and content specifications for our products. The only limitations are those imposed by third party license agreements concerning the visual utilization of trademark issues.

      We take title to the product upon its shipment by our third-party processor. We have insurance coverage during shipment, and we are responsible for inventory loss during shipping. The point of transfer of title to the inventory is manifested by the physical removal of the inventory from our third-party processor's warehouse onto the common carrier, where the risk of loss passes to us. Contemporaneous with that event, the third-party processor logs the shipment on our behalf and removes the shipped products from its recorded inventory. We bear the risk of loss of non-payment by its customers.

      Purchasers of our product pay the "wholesale level" price directly to our third party processor, which we have appointed as our billing and collection agent for such purposes. Our third-party processor charges us a fee for this service. As agent, the third-party processor provides us with an out-sourced infrastructure for billing, collection, shipment, and recording of credits to customers allowed by us for promotions, discounts and returns. On a monthly basis, we reconcile with our third-party processor (i) the revenue received,
(ii) the dock price, (iii) administration charges and (iv) separate charges against our account for allowed credits to customers for promotions, discounts and returns.

      We record the full wholesale level price as our gross revenue and record the dock price as the cost of goods sold. In certain circumstances in our U.S. business, we are required to pay slotting fees, give promotional discounts or make marketing allowances in order to secure wholesale customers. These payments, discounts and allowances reduce our reported revenue in accordance with the guidelines set forth in EITF 01-9 and SEC Staff Accounting Bulletin No. 101

International Sales

      We have two business models for our international sales. In the United Kingdom, our business model tracks the model used by us in the United States, and we utilize third party processors to produce the Company's products on our behalf, which products consisted of single serve flavored milk based beverages. As in our United Stated model, we refer to this business model as "kit sales". The operational infrastructure for this business is supplied for our products pursuant to an agency contract with a third party, who is responsible for all aspects of our sales, distribution, marketing, billing and collections once our products are shipped from the processor. All of these activities are done on behalf of our wholly owned UK subsidiary, Bravo! Brands (UK) Ltd., and we recognize revenue on the same basis as our US unit sales business model.

      Under our Middle East business model, however, we are not involved in the marketing, promotion, advertising or sales of the products. These activities are the responsibility of regional dairy processors located in foreign countries that produce and sell the milk products for their own behalf. In this international business, the "product" sold by the Company is not its flavored milk based beverages but consists of (i) the flavor ingredients used to produce the milk products and (ii) production rights granted to the regional processors to use the milk product branding and trade dress created by the Company for the flavored milk products. The Company refers to this business model as "kit sales".

      Under this kit model, we purchase the flavor ingredients from our suppliers and have the ingredients shipped directly to the processor to expedite the production of the flavored milk products. The supplier for the flavor ingredients invoices us, and we include the amount of that invoice in our kit price to the processor. At no time is the processor responsible to the supplier for the cost of the ingredients shipped to it.

      We recognize revenue in our international kit sales business at the gross amount of our invoices for the sale of kits at the time of shipment of flavor ingredients to processor dairies with whom we have production contracts for extended shelf life and aseptic long life milk. We base this recognition on our role as the principal in these transactions, our discretion in establishing kit prices (including the price of flavor ingredients and production right fees), our development and refinement of flavors and flavor modifications, our discretion in supplier selection and our credit risk to pay for ingredients if processors do not pay ingredient suppliers. The revenue generated by the production contracts under this model consists of the cost of the processors' purchase of flavor ingredients and fees charged by us to the processors for production rights. We formulate the price of production rights to cover our intellectual property licenses, which varies by licensor as a percentage of the total cost of a kit sold to the processor dairy under the production agreement. We recognize revenue on the gross amount of "kit" invoices to the dairy processors and simultaneously record as cost of goods sold the cost of flavor ingredients paid by us to the ingredients supplier. The recognition of revenue generated from the sale of production rights associated with the flavor ingredients is complete upon shipment of the ingredients to the processor, given the short utilization cycle of the ingredients shipped.

      Pursuant to EITF 99-19, international sales of kits made directly to customers by us are reflected in the statements of operations on a gross basis, whereby the total amount billed to the customer is recognized as revenue.

Slotting Fees

      From time to time, we enter into arrangements with new customers whereby, in exchange for cash payments to our customers, we obtain rights to place our products on customers' shelves for resale at retail. We also engage in promotional discount programs in order to enhance sales in specific channels. We believe our participation in these arrangements is essential to ensuring continued volume and revenue growth in the competitive marketplace. These payments, discounts and allowances reduce our reported revenue in accordance with the guidelines set forth in EITF 01-9 and SEC Staff Accounting Bulletin No. 101

      We record our obligation under each arrangement at inception and defer and amortize the total required payments using the straight-line method over a term of one year, which is normally the minimum time that we are allowed to sell our products in given retail outlets. The Company records the balance of the amortized slotting fee not used in the current period as prepaid expenses. As the Company applies the amortized slotting fee as contra revenue for a current period, it reduces the reported gross revenue by an amount equal to the reduction in prepaid expenses.

Classification of Financial Instruments with a Convertible Feature

      In determining whether the conversion feature of our financial instruments would be classified in stockholder's equity, we examine the guidance of Paragraph 4 of EITF 00-19, which provides two avenues of analysis. First, if the characteristics of the financial instrument constitute a "conventional" convertible instrument, the instrument qualifies for the scope exception of paragraphs 11(a) and 12 (c) of Statement 133, the conversion feature is not considered a derivative for the purposes of Statement 133. In order to determine whether the instrument is "conventional", we analyze whether it would constitute stockholders' equity as a freestanding derivative. Second, absent the "conventional" instrument classification and the resultant scope exception, we analyze whether the instrument meets the equity condition requirements of paragraphs 12 - 32 of EITF 00-19. Issue 00-19's classification provisions are based on an issuer's control over the form of ultimate settlement of an instrument. An issuer is deemed to control the form of settlement if it has both the contractual right to settle in equity shares and the ability to deliver equity shares. When an issuer controls the form of settlement, an instrument is generally classified as equity. If an issuer does not control the form of settlement, net-cash settlement is assumed and an instrument is classified as an asset or liability (paragraphs 12, 13 EITF 00-19).

      We examine the general pronouncements contained in paragraphs 12 and 13 EITF 00-19 prohibiting equity classification where net cash settlement or a cash payment for physical settlement could occur, in light of the eight conditions discussed in paragraphs 14 - 32 of EITF 00-19. If these conditions are satisfied, then equity classification is appropriate. The eight conditions are:

      o The instrument permits the issuer to settle in unregistered shares (paragraphs 14 - 18)
      o The issuer has sufficient authorized shares available to settle in its shares (paragraph 19)
o The instrument contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20 - 24)
o There are no cash payments to the counterparty in the event that the issuer fails to make timely filings with the SEC (paragraph 25)
o There are no cash settled "top-off" or "make whole" provisions (paragraph 26)
o The contract requires net-cash settlement only where in the circumstances the holders of shares underlying also would receive cash in exchange for shares (paragraph 27 - 28)

o There are no provisions giving the counterparty greater rights than those of a shareholder of the stock underlying the instrument (paragraph 29 - 31)

o There is no requirement to post collateral for any reason (paragraph 32)

      Our analysis of these considerations requires us to exercise our judgment within the stated guidelines in making our determination as to whether a particular financial instrument is appropriately classified as equity or a liability or asset.

RESULTS OF OPERATIONS

Financial Condition at December 31, 2005

      As of December 31, 2005, we had an accumulated deficit of $48,579.962, cash on hand of $4,947,986 and reported total capital surplus of $13,966,902.

      For this same period of time, we had revenue of $11,948,921 and general and administrative expense of $5,030,002.

      After interest expenses of $307,679, cost of goods sold of $8,938,692, product development costs of $798,510 and selling expenses of $8,380,668 incurred in operations, we had a net loss of $14,506,630.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Consolidated Revenue

      We had revenue for the year ended December 31, 2005 of $11,948,921, with cost of sales of $8,938,692, resulting in a gross margin of $3,010,229. This revenue and resultant gross margin are net of slotting fees, promotional discounts and marketing allowances for this period in the amount of $487,221. Of the reported $11,948,921, U.S. sales accounted for $11,537,278 with an additional $353,425 from international sales in the United Kingdom and $58,218 from the Middle East. Our reported revenue for the year ended December 31, 2005 increased by $8,604,222, a 257.25% increase compared to revenue of $3,344,699 for the same period in 2004. This increase is the result of an increase in marker penetration and distribution, after the introduction of new product lines in the last quarter of 2004 and the first two quarters of 2005.

Consolidated Cost of Sales

      We incurred cost of goods sold of $8,938,692 for the year ended December 31, 2005, $8,659,427 of which was incurred in our U.S. business, and $279,265 in connection with out international sales. Cost of goods sold in 2005 increased by $6,563,887, a 276.4% increase compared to $2,374,805 for the same period in 2004. The increase in cost of goods sold reflects the increase in our sales.

      In the United States and the United Kingdom, we are responsible for the sale of our finished flavored milk drinks (referred to as "unit sales") to retail outlets. For these unit sales, we recognize as revenue the invoiced wholesale prices that we charge to the retail outlets that purchase the Slammers(R) flavored milks. We report, as cost of goods sold, the price charged to us by third party processors who produce our finished flavored milk drink products.

Segmented revenues and costs of sales

         The following table presents revenue by source and type against costs of goods sold, as well as combined gross revenues and gross margins. In countries other than the United States and the UK, revenues for the period ended December 31, 2005 were generated by kit sales to third party processors. Revenue from wholesale sales to retail outlets is recorded as "unit sales" on the following table.

                                                  United                          Middle           Total
2005                                              States          Mexico           East           Company
                                               ------------    ------------    ------------    ------------
Revenue - unit sales                           $ 11,537,278    $    353,425    $         --    $ 11,890,703
Revenue - gross kit sales                                --              --          58,218          58,218
                                               ------------    ------------    ------------    ------------
Total revenue                                    11,537,278         353,425          58,218      11,948,921
Cost of goods sold                               (8,659,427)       (272,326)         (6,939)     (8,978,692)
                                               ------------    ------------    ------------    ------------

Gross margin                                   $  2,877,851    $     81,099    $     51,279    $  3,010,229
                                               ------------    ------------    ------------    ------------

                                                  United                          Middle           Total
2004                                              States          Mexico           East           Company
                                               ------------    ------------    ------------    ------------

Revenue -unit sales                            $  2,726,702    $         --    $         --    $  2,726,702
Revenue -gross kit sales                             44,379         119,968         453,650         617,997
                                               ------------    ------------    ------------    ------------
Total revenue                                     2,771,081         119,968         453,650       3,344,699
Cost of goods sold                               (2,262,055)        (55,609)        (57,141)     (2,374,805)
                                               ------------    ------------    ------------    ------------

Gross margin                                   $    509,026    $     64,359    $    396,509    $    969,894
                                               ------------    ------------    ------------    ------------

United States

      Revenues for the period ended December 31, 2005 in the United States increased from $2,771,081 for the same period in 2004 to $11,537,278 in 2005, a 316.35% increase. This increase is the result of an increase in marker penetration and distribution, after the introduction of new product lines in the last quarter of 2004 and the first two quarters of 2005.

      In the period ended December 31, 2005, our gross margin for U.S. sales of $2,877,851 increased by $2,368,825, or by 465.36%, from $509,026 for the same period in 2004. The increase in gross margin was the result of increased sales, offset by an increase in cost of goods sold.

Foreign Sales

      Revenues for the period ended December 31, 2005 from sales in foreign countries decreased from $573,618 for the same period in 2004 to $411,643, a
28.23 % decrease. The decrease is the result of a reduction of sales in the Middle East, owing to a change of ownership of our processor and ramp up of our business in the UK during this period.

      We recorded $279,265 in costs of sales in foreign countries for the period ended December 31, 2005, an increase of $166,515 or 147.68% from $112,750 for the same period in 2004. The increase in cost of goods sold was the result of the commencement of a wholesale unit sales model in the UK sales, with higher cost of sales in 2005, as opposed to our kit model employed in the Middle East and Mexico in 2004.

      For the period ended December 31, 2005, the gross profit of $132,378 for sales in foreign countries decreased by $328,490 or 71.27%, from $460,868 for the same period in 2004. The decrease in gross profit was consistent with the implementation of a new business in the UK and falling sales in the Middle East, with no revenue generated in Mexico for this period, both owing to the sale of our processors in these respective territories.

Consolidated Operating Expenses

      We incurred selling expenses of $8,380,668 for the period ended December 31, 2005, of which we incurred $8,029,601 in our United States operations. Our selling expense for this period increased by $6,657,051, a 364.4% increase compared to selling expense of $1,840,617 for the same period in 2004. The increase in selling expenses in the current period was due to increased freight and promotional charges associated with our expanded product line and distribution.

      Our incurred general and administrative expenses for the period ended December 31, 2005 were $5,030,002, of which we incurred $4,808,077 in our United States business operations. Our general and administrative expenses for this period increased by $2,390,917, an 90.6% increase compared to $2,639,085 for the same period in 2004. The increase in general and administrative expenses for the current period in 2005 is the result of the recording of additional payroll, increased lease costs, office overhead costs and travel necessary to support the 316.35% increase in revenues from our US business.

      As a percentage of total revenue, our general and administrative expenses decreased from 78.9% in the period ended December 31, 2004, to 42.1% for the current period in 2005. We anticipate a continued effort to reduce these expenses as a percentage of sales through revenue growth, cost cutting efforts and the refinement of business operations.

Interest Expense

      We incurred interest expense for the period ended December 31, 2005 of $307,679. Our interest expense increased by $67,232, a 27.96% increase compared to $240,447 for the same period in 2004. The increase was due to utilizing additional debt to finance our operations during this period of rapid growth.

Loss Per Share

      We accrued dividends payable of $336,303 to various series of preferred stock during the period ended December 31, 2005. Our accrued dividends decreased for this period by $52,329, or 13.46%, from $388,632 for the same period in 2004. The net loss before accrued dividends increased by $10,706,704, from $3,799,926 for the period ended December 31, 2004 to $14,506,630 for the current period. The increased net loss was offset by the decrease in accrued dividends and by the increase in the weighted average number of common shares outstanding, resulting in our current period loss per share of $0.11, the compared to $0.10 loss per share as reported for 2004.

Liquidity and Capital Resources

Operations

      As of December 31, 2005, we reported that net cash used in operating activities was $12,877,484, net cash provided by financing activities was $17,962,485 and net cash used in investing activities was $220,144. We had a negative working capital of $86,884 as of December 31, 2005.

      Compared to $4,122,830 of net cash used in operating activities in the period ended December 31, 2004, our current year net cash used in operating activities increased by $8,795,310 to $12,887,484. This increase was the result of our utilization of cash rather than equity to pay service providers in this current period and changes in prepaid expenses, accounts payable and accrued expenses, and how we accounted for our deferred product development cost. Included in the net loss in this current period were depreciation and amortization and stock compensation for a finder's fee aggregating $1,601,626, compared to $974,847for the same period in 2004.

      Changes in accounts receivable in this current period in 2005 resulted in a cash decrease of $3,096,873, compared to a cash decrease in receivables of $26,047 for the same period in 2004, having a net result of a decrease of $3,070,826. The changes in accounts payable and accrued liabilities in the period ended December 31, 2004 contributed to a cash decrease of $593,475, whereas the changes in accounts payable and accrued liabilities for the current period in 2005 amounted to an increase of $7,281,460. We have adopted and will keep implementing cost-cutting measures to lower our costs and expenses and to pay our company's accounts payable and accrued liabilities by using cash and equity instruments. Our cash flow generated through operating activities was inadequate to cover all of our cash disbursement needs in the period ended December 31, 2005, and we had to rely on equity and debt financing to cover expenses.

      Cash used in 2005 in investing activities for equipment was $220,144 for software, computer equipment and leasehold improvements in the U.S., compared to $78,952 for the same period in 2004.

      Net cash provided by financing activities for the period ended December 31, 2005 was $17,962,485. Net cash provided by financing activities for the same period in 2004 was $4,216,844, for a net increase of $13,745,641. The increase was due primarily to a private placement of our common stock in November 2005. The net proceeds to the Company after the payment of transaction expenses was approximately $18.9 million. Approximately $5.9 million of the net proceeds was used by the Company to redeem warrants for the purchase of approximately 30.3 million shares of the Company's common stock, issued by the Company in connection with prior financing transactions. In addition, the Company will continue to use the net proceeds from the financing for increased production capacity, the launch of marketing campaigns, paying the finder's fee relating to the Coca-Cola Enterprises Master Distribution Agreement and general working capital purposes.

      Going forward, our primary requirements for cash consist of the following:

      o the continued development of our business model in the United States and on an international basis;
      o promotional and logistic production support for the capacity demands presented by our Master Distribution Agreement with Coca-Cola Enterprises
      o general overhead expenses for personnel to support the new business activities;
      o development, launch and marketing costs for our line of new branded flavored milk products, and
      o     the payment of guaranteed license royalties.

      We estimate that our need for financing to meet cash requirements for operations will continue through the second quarter of 2006, when we expect that cash supplied by operating activities will approach the anticipated cash requirements for operating expenses. We anticipate the need for additional financing in 2006 to reduce our liabilities, assist in marketing and to improve shareholders' equity status. No assurances can be given that we will be able to obtain additional financing, or that operating cash flows will be sufficient to fund our operations.

      We currently have monthly working capital needs of approximately $350,000. We will continue to incur significant selling and other expenses in 2006 in order to derive more revenue in retail markets, through the introduction and ongoing support of our new products and the implementation of the Master Distribution Agreement with Coca-Cola Enterprises. Certain of these expenses, such as slotting fees and freight charges, will be reduced as a function of unit sales costs as we expand our sales markets and increase our sales within established markets. Freight charges will be reduced as we are able to ship more full truckloads of product given the reduced per unit cost associated with full truckloads versus less than full truckloads. Similarly, slotting fees, which are paid to warehouses or chain stores as initial set up or shelf space fees, are essentially one-time charges per new customer. We believe that along with the increase in our unit sales volume, the average unit selling expense and associated costs will decrease, resulting in gross margins sufficient to mitigate cash needs. In addition, we are actively seeking additional financing to support our operational needs and to develop an expanded promotional program for our products.

Material Events

      In January 2005, we launched our Slammers(R) Starburst line of Fruit & Cream Smoothies utilizing a "shelf stable" re-sealable plastic bottle for milk products that does not require refrigeration. Until that launch, all single served flavored milk in plastic bottles required refrigeration for storage, distribution, and shelf placement. The tactical advantage of distributing milk products ambient enables us to side-step a major entry barrier in our immediate consumption strategy. Refrigerated milk is relegated to dairy direct-store-delivery systems that are controlled by either regional dairy processors or larger national dairy holding companies. Shelf stable re-sealable plastic bottle allows us to use a more traditional distribution network that accommodates the non-refrigerated beverages. Also, milk products packaged in shelf stable re-sealable plastic bottles have significantly longer shelf life for storage, allowing us to ship in full truckloads resulting in decreased freight costs. We currently are converting all of our products to "shelf stable" re-sealable plastic bottles.

      On August 31, 2005, we entered into a Master Distribution Agreement with Coca-Cola Enterprises, Inc., which included the attendant grant of three year warrants by the CCE for the right to purchase 30 million shares of the Company's common stock at an exercise price of $0.36 per share. The ten year exclusive Master Distribution Agreement will expand significantly the distribution and sales of our products. The Company will recognize a $11,900,000 net charge in deferred distribution costs for the warrant issuance o Coca-Cola Enterprises over the 10-year term of the Master Distribution Agreement.

      On November 28, 2005, we closed a funding transaction with 13 accredited institutional investors, for the issuance and sale of 40,500,000 shares of our common stock for a purchase price of $20,250,000. In addition, we also issued five-year warrants for the purchase of an additional 15,187,500 shares of common stock at an exercise price of $0.80 per share. The securities are restricted and have been issued pursuant to an exemption to the registration requirements of
Section 5 of the Securities Act of 1933 for "transactions of the issuer not involving any public offering" provided in Section 4(2) of the Act and pursuant to a Regulation D offering. In connection with this financing, we issued common stock purchase warrants to purchase 1,012,500 shares of common stock at an exercise price of $.50 per share and 304,688 shares of common stock at an exercise price of $.80 per share to SG Cowen & Co., LLC, who acted as placement agent for this financing.

External Sources of Liquidity

      Individual Loans

      On May 6, 2004, we issued a secured promissory note to Mid- Am Capital LLC in the principal amount of $750,000. The note provides for 8% interest. The note's original maturity date of September 4, 2004 has been extended. We issued warrants to purchase 3,000,000 shares of our common stock to Mid-Am in connection with this promissory note. The warrants are exercisable for one year from issue at an exercise price of $0.25 per share. We used the proceeds of this promissory note to pay the promissory note issued to Jasper Products in January 2004.

      Private Financing

      To obtain funding for our ongoing operations, we entered into the following financing transactions in 2005.

January 2005

      On January 31, 2005, we closed a funding transaction with Longview Fund, LP, Longview Equity Fund, LP, Longview International Equity Fund, LP, Alpha Capital Aktiengesellschaft and Whalehaven Funds Limited, five institutional accredited investors, for the issuance and sale to the Subscribers of up to $2,300,000 of principal amount of promissory notes convertible into shares of our common stock, and Warrants to purchase shares of common stock at 100% coverage of the common stock issuable in accordance with the principal amount of the notes. One Million One Hundred Fifty Thousand Dollars ($1,150,000) of the purchase price was paid on the initial closing date, and One Million One Hundred Fifty Thousand Dollars ($1,150,000) of the purchase price will be payable within five (5) business days after the actual effectiveness of an SB-2 Registration Statement as defined in the Subscription Agreement.

      The initial closing notes were at prime plus 4% interest in the aggregate amount of $1,150,000, plus five-year Warrants for the purchase of, in the aggregate, 9,200,000 shares of common stock, at the lesser of (i) $0.16, or (ii) 101% of the closing bid price of the Common Stock as reported by Bloomberg L.P. for the OTC Bulletin Board for the trading day preceding the Closing Date.

      The notes are convertible into shares of our common stock at $0.125 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The notes have a maturity date two years from closing and are payable in twelve equal monthly installments, commencing June 1, 2005. The installment payments consist of principal equal to 1/20th of the initial principal amount which, subject to certain conditions concerning trading volume and price, can be paid in cash at 103% of the monthly installment, or common stock or a combination of both. The notes have an acceleration provision upon the change in a majority of the present Board of Directors except as the result of the death of one or more directors, or a change in the present CEO. In connection with this transaction, we issued restricted common stock in the aggregate amount of 460,000 shares plus the aggregate cash amount of $57,500 for due diligence fees to the investors in this transaction

April 2005

      On April 21, 2005, the Company closed a funding transaction with one institutional investor for the issuance and sale to the Subscriber of a promissory note of the Company in the principal amount of $300,000. The promissory note bears 10% interest and is convertible into shares of common stock of the Company at $0.20 per common share. Conversions are limited to a maximum ownership of 9.99% of the Company's common stock at any one time.

      The note has an October 31, 2005 maturity and is payable in five equal monthly installments, commencing June 1, 2005. The installment payments consist of principal and equal to 1/5th of the initial principal amount plus accrued interest. Installments can be paid in cash or common stock valued at the average closing price of the Company's common stock during the five trading days immediately preceding the relevant installment due date. The Company has repriced Class B Warrants issued on June 30, 2004 form $2.00 per share to $0.125 per share, and issued common stock in the aggregate amount of 93,750 shares for finder's fees to a third-party to facilitate this transaction.

      The Company has the right to prepay the promissory note by paying to the holder cash equal to 120% of the principal to be prepaid plus accrued interest. The notes have an acceleration provision upon the change in a majority of the present Board of Directors except as the result of the death of one or more directors, or a change in the present CEO of the Company.

May 2005

      On May 23, 2005, we closed a funding transaction (the "May '05 Transaction") with Longview Fund, LP, Whalehaven Funds Limited, Ellis International Ltd., and Osher Capital Corp., four institutional accredited investors, for the issuance and sale to the Subscribers of Five Hundred Thousand Dollars ($500,000) of principal amount of promissory notes convertible into shares of our common stock, and Warrants to purchase shares of common stock at 100% coverage of the common stock issuable in accordance with the principal amount of the notes.

      This May '05 Transaction is a part of a January 23, 2005 funding transaction for an aggregate of Two Million Three Hundred Thousand Dollars ($2,300,000), One Million One Hundred Fifty Thousand Dollars ($1,150,000) of which was paid on the initial closing date, and One Million One Hundred Fifty Thousand Dollars ($1,150,000) of which (the "Second Tranche") was to be payable within five (5) business days after the actual effectiveness of an SB-2 Registration Statement covering the aggregate transaction, as defined in the Subscription Agreement. The May '05 Transaction for Five Hundred Thousand Dollars ($500,000) is a partial interim closing of the Second Tranche, which occurred prior to the anticipated effectiveness of the SB-2 Registration Statement covering the aggregate transaction. Contemporaneous with the May '05 Transaction, we agreed to a modification of the January 23, 2005 aggregate transaction for the substitution of Ellis International Ltd. and Osher Capital Corp. in the place of Alpha Capital Aktiengesellschaft, one of the original investors. The May '05 Transaction convertible notes are at prime plus 4% interest in the aggregate amount of $500,000, plus five-year Warrants for the purchase of, in the aggregate, 4,000,000 shares of common stock, at an exercise price of $0.129. The notes are convertible into shares of our common stock at $0.125 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The notes have a maturity date two years from closing and are payable in twelve equal monthly installments, commencing June 1, 2005. The installment payments consist of principal equal to 1/20th of the initial principal amount which, subject to certain conditions concerning trading volume and price, can be paid in cash at 103% of the monthly installment, or common stock or a combination of both. The notes have an acceleration provision upon the change in a majority of the present Board of Directors except as the result of the death of one or more directors, or a change in the present CEO.

      In connection with this transaction, we issued restricted common stock in the aggregate amount of 200,000 shares plus the aggregate cash amount of $25,000 for due diligence fees to Longview Fund, LP, Gem Funding LLC, Ellis International Ltd., and Osher Capital Corp. in this transaction.

August 2005

      On August 18, 2005, we closed a funding transaction (the "August '05 Transaction") with Longview Fund, LP, Longview Equity Fund, LP and Longview International Equity Fund, LP, three institutional accredited investors, for the issuance and sale to the Subscribers of Six Hundred Fifty Thousand Dollars ($650,000) of principal amount of promissory notes convertible into shares of our common stock and Warrants to purchase shares of common stock at 100% coverage of the common stock issuable in accordance with the principal amount of the notes. This August'05 Transaction was a part of a January 23, 2005 funding transaction for an aggregate of Two Million Three Hundred Thousand Dollars ($2,300,000). The August '05 Transaction is the Second Tranche of the January '05 transaction, which occurred upon the effectiveness of the SB-2 Registration Statement covering the aggregate transaction. The August'05 Transaction convertible notes are at prime plus 4% interest in the aggregate amount of $650,000, plus five-year Warrants for the purchase of, in the aggregate, 5,200,000 shares of common stock, at an exercise price of $0.129. The notes are convertible into shares of our common stock at $0.125 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The notes have a maturity date two years from closing and are payable in twelve equal monthly installments. The installment payments consist of principal equal to 1/20th of the initial principal amount which, subject to certain conditions concerning trading volume and price, can be paid in cash at 103% of the monthly installment, or common stock or a combination of both. The notes have an acceleration provision upon the change in a majority of the present Board of Directors except as the result of the death of one or more directors, or a change in the present CEO. In connection with this transaction, we issued restricted common stock in the aggregate amount of 260,000 shares plus the aggregate cash amount of $32,500 for due diligence fees to Longview Fund companies.

      On September 30, 2005, we repaid $250,000 of the aggregate $650,000 of the August '05 Transaction notes, as follows: $57,692 to Longview Fund, LP, $144,231 to Longview Equity Fund, LP and $48,077 to Longview International Equity Fund, LP. The holders of these notes waived the prepayment premium in lieu of their retention of warrants attached to August '05 Transaction.

November 2005

      On November 28, 2005, the Company closed a funding transaction with thirteen accredited institutional investors, for the issuance and sale of 40,500,000 shares of the Company's common stock to the Subscribers for $20,250,000. The Company also issued five year warrants for the purchase of an additional 15,187,500 shares of common stock at an exercise price of $0.80 per share. The securities are restricted and have been issued pursuant to an exemption to the registration requirements of Section 5 of the Securities Act of 1933 for "transactions of the issuer not involving any public offering" provided in Section 4(2) of the Act and pursuant to a Regulation D offering. The securities carry registration rights that obligate the Company to file a registration statement within 45 days and have the registration statement declared effective within 120 days from closing.

      The net proceeds to the Company after the payment of transaction expenses will be approximately $18.9 million. Approximately $5.9 million of the net proceeds will be used by the Company to redeem warrants for the purchase of approximately 30.3 million shares of the Company's common stock, issued by the Company in connection with prior financing transactions. In addition, the Company will use the net proceeds from the financing for increased production capacity, the launch of marketing campaigns, paying the finder's fee relating to the Coca-Cola Enterprises Master Distribution Agreement and general working capital purposes.

EFFECTS OF INFLATION

      We believe that inflation has not had any material effect on our net sales and results of operations.

ITEM 7. - FINANCIAL STATEMENTS

The financial statements for the years ended December 31, 2005 and 2004 are contained on Pages F-1 to F** which follow.

                        BRAVO! FOODS INTERNATIONAL CORP.

                              FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004

                        BRAVO! FOODS INTERNATIONAL CORP.

                          INDEX TO FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm              F-3

Consolidated Financial Statements
     Balance Sheets                                                  F-4  to F-5

     Statements of Operations and Comprehensive Loss                 F-6

     Statements of Capital Surplus (Deficit)                         F-7

     Statements of Cash Flows                                        F-8

     Notes to Consolidated Financial Statements                      F-9 to F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Bravo! Foods International Corp.
North Palm Beach, Florida



---------------------------------
LAZAR LEVINE & FELIX LLP
New York, New York
******, 2006

                        BRAVO! FOODS INTERNATIONAL CORP.

                           CONSOLIDATED BALANCE SHEETS

                                                                                           December 31,
                                                                                 ---------------------------------
                                                                                     2005             2004
                                                                                 -------------  ------------------
Assets

Current assets:
   Cash and cash equivalents                                                          $ 4,947,986   $   113,888
   Accounts receivable, net                                                             3,148,841        51,968
   Inventories                                                                            391,145        11,656
   Prepaid expenses                                                                       978,299       551,510
                                                                                      -----------   -----------

     Total current assets                                                               9,466,271       729,022
Furniture and equipment, net                                                              288,058       111,206
License rights, net of accumulated amortization                                           241,898        67,301
Trademarks, net                                                                            70,015        10,249
Deferred product development costs                                                        162,169
Deferred Stock Option Expense                                                             475,933            --
Deferred Distribution Costs - CCE                                                      11,503,333            --
Jasper Products Manufacturing Agreement                                                 2,700,000            --
Deposits                                                                                   15,231        13,900
                                                                                      -----------   -----------

Total assets                                                                          $24,760,739   $ 1,093,847
                                                                                      ===========   ===========

Liabilities and Capital Deficit

Current liabilities:
   Note payable to International Paper                                                $   187,743   $   187,743
   Notes payable to Alpha Capital                                                              --       217,954
   Notes payable to Mid-Am Capital LLC                                                    112,480       111,262
   Notes Payable to Libra Finance                                                          43,750        40,106
   Notes Payable to Longview                                                                  212        54,086
   Notes Payable to Stonestreet                                                                --        47,014
   Notes Payable to Whalehaven                                                                 --        17,082
   Notes Payable to Osher                                                                   6,462        13,649
   Notes Payable to Gem Funding                                                                --         8,231
   License fee payable to Warner Brothers                                                      --       147,115
   Note Payable to Gamma                                                                       --        59,678
   Note Payable to Momona                                                                      --        25,885
   Note Payable to Ellis                                                                       --        25,885
   Accounts payable                                                                     5,962,623     1,763,339
   Accrued liabilities                                                                  3,239,885       375,962
                                                                                      -----------   -----------

               Total current liabilities                                                9,553,155     3,094,991

Dividends payable                                                                       1,240,682       928,379
Other notes payable                                                                            --       100,171
                                                                                      -----------   -----------

Total liabilities                                                                      10,793,837     4,123,541
                                                                                      -----------   -----------

Commitments and contingencies


Capital (Deficit) / Surplus: (See Note 6)
Series B convertible, 9% cumulative, preferred stock, stated value $1.00 per share, 1,260,000 shares authorized, 107,440 shares issued and
   outstanding; redeemable at our option for $107,440, plus dividends                     107,440       107,440
Series F convertible preferred stock, stated value $10.00 per share,
55,515 shares issued and outstanding                                                           --       512,740
Series H convertible, 7% cumulative preferred stock,  stated value $10.00                 349,037       895,591
   per share, 64,500 and165,500 shares issued and outstanding; redeemable at our option for 135% of stated value plus dividends
Series I convertible, 8% cumulative preferred stock, stated value $10.00
   per share, 30,000 shares issued and outstanding                                             --        72,192
Series J convertible, 8% cumulative preferred stock, stated value $10.00 outstanding; redeemable at
   our option for 135% of stated value plus dividends
Series K convertible, 8% cumulative preferred stock, stated value
$10.00 per share.  95,000 shares issued and outstanding
redeemable at our option for 120% of the stated value plus dividends                      950,000       950,000
Common Stock, par value $0.001 per share 300,000,000 shares                           -----------   -----------
authorized, 184,253,753 and 57,793,501 shares issued and
outstanding                                                                               184,254        57,791
Common Stock subscribed but not paid                                                      (10,000)
Additional paid-in capital                                                             59,142,613    26,257,302
Accumulated deficit                                                                   (47,579,962)  (33,737,029)
Traslation adjustment                                                                     (30,759)           --

Total capital (deficit) / surplus                                                      13,966,902    (3,029,694)
                                                                                      -----------   -----------

Total liabilities and capital (deficit) / surplus                                     $22,760,739   $ 1,093,847
                                                                                      ===========   ===========

                             See accompanying notes

                        BRAVO! FOODS INTERNATIONAL CORP.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS

                                                                                   Years ended December 31,
                                                                                 ------------------------------
                                                                                    2005             2004
                                                                                 -------------    -------------
                                                                             $    11,890,703 $    $   2,726,702
Revenue - unit sales
Revenue - gross kit sales                                                               58,218          617,997
                                                                                 -------------    -------------
Total revenue                                                                       11,948,921        3,344,699
Cost of sales                                                                       (8,938,692)      (2,374,805)
                                                                                 -------------    -------------
Gross margin                                                                         3,010,229          969,894
Selling expense                                                                      8,380,668        1,804,617
Product development                                                                    798,510           85,671
General and administrative expense                                                   5,030,002        2,639,085
                                                                                 -------------    -------------
Loss from operations                                                               (11,198,951)      (3,559,479)
Other income (expense):
     Non-recurring finders' fees                                                     3,000,000               --
     Interest expense, net                                                             307,679          240,447
Loss before income taxes                                                           (14,506,630)      (3,799,926)
                                                                                 -------------    -------------
Provision for income taxes                                                                  --               --
Net loss                                                                           (14,506,630)      (3,799,926)
                                                                                 -------------    -------------

Dividends accrued for Series B preferred stock                                          (9,669)          (9,696)
Dividends accrued for Series G preferred stock                                              --          (15,633)
Dividends accrued for Series H preferred stock                                         (79,237)        (116,168)
Dividends accrued for Series I preferred stock                                         (11,397)         (24,066)
Dividends accrued for Series J preferred stock                                        (160,000)        (160,438)
Dividends accrued for Series K preferred stock                                         (76,000)         (62,631)

                                                                                 -------------    -------------
Net loss applicable to common shareholders                                       $ (14,842,933)   $  (4,188,558)

                                                                                 -------------    -------------

Weighted average number of common shares outstanding                               135,032,836       40,229,738
                                                                                 -------------    -------------

                                                                                 -------------    -------------
Basic and diluted loss per share                                                 $       (0.11)        $(0.10 )
                                                                                 -------------    -------------

Comprehensive loss and its components consist of the following:
     Net loss                                                                    $ (14,506,630)   $  (3,799,926)
     Foreign currency translation adjustment                                           (30,759)            (689)
                                                                                 -------------    -------------

Comprehensive loss                                                               $ (14,537,389)   $  (3,800,615)
                                                                                 -------------    -------------

                             See accompanying notes

                        BRAVO! FOODS INTERNATIONAL CORP.
                          STATEMENTS OF CAPITAL DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005



                                                           Preferred Stock                Common Stock              Additional
                                                       ------------------------      -------------------------       Paid In
                                                         Shares       Amount           Shares          Amount        Capital
                                                       ---------   ------------      ----------        -------   ----------------

Balance, January 1, 2004                                692,265    $  4,655,550      28,047,542   $     28,045   $21,144,896
Issuance of common stock for services                        --              --       9,332,300          9,332        666,300
Conversion preferred stock                             (133,810)     (1,213,308)     15,897,701         15,898      1,240,485
Conversion notes payable                                     --              --       4,265,958          4,266        132,917
Issuance of Series K preferred stock                     95,000         950,000              --             --             --
Private Placement financing                                  --              --         250,000            250         29,750
Issuance of warrants for convertible notes                   --              --              --             --      2,778,557
Beneficial conversion feature of convertible
notes                                                        --              --              --             --        141,277
SEC registration costs for financing                         --              --              --             --        (40,656)
Conversion price changes for warrants                        --              --              --             --        105,911
Beneficial conversion price changes for warrants             --              --              --             --            373
Stock option expense for consultants                         --              --              --             --         57,492
Accrued Dividends - Series B                                 --              --              --             --             --
Accrued Dividends - Series G                                 --              --              --             --             --
Accrued Dividends - Series H                                 --              --              --             --             --
Accrued Dividends - Series I                                 --              --              --             --             --
Accrued Dividends - Series J                                 --              --              --             --             --
Accrued Dividends - Series K                                 --              --              --             --             --
Net loss for 2004                                            --              --              --             --             --
Translation adjustment                                       --              --              --             --             --

Balance, December 31, 2004                              653,455    $  4,392,242      57,793,501   $     57,791   $ 26,257,302
                                                       -------------------------- ----------------------------- -------------
Issuance of common stock for services

Conversion preferred stock                             (181,267)     (1,131,486)      9,245,352          9,247      1,146,238
Conversion notes payable                                     --              --      41,248,858         41,249      1,382,922
Conversion warrants                                          --              --      32,474,792         32,475      3,176,033
Private placement financing                                  --              --      40,950,000         40,950     20,659,050
Common stock subscribed but not paid                    (10,000)
Issuance of warrants for convertible notes                   --              --              --             --      1,602,183
Due diligence and finders' fees                              --              --         753,750            754        117,746
Consultant fees                                              --              --       1,527,500          1,528         28,422
Financing costs                                              --              --         260,000            260     (1,793,321)
SEC registration costs for financing                         --              --              --             --       (147,860)
Distribution warrants                                        --              --              --             --     11,900,000
Stock option expense                                         --              --              --             --        713,898
Redeem warrants                                              --              --              --             --     (5,900,000)
Accrued Dividends - Series B                                 --              --              --             --             --
Accrued Dividends - Series H                                 --              --              --             --             --
Accrued Dividends - Series I                                 --              --              --             --             --
Accrued Dividends - Series J                                 --              --              --             --             --
Accrued Dividends - Series K                                 --              --              --             --             --

Net loss for 2005                                            --              --              --             --             --
Translation adjustment                                       --              --              --             --             --

                                                       -------------------------- ----------------------------- -------------
Balance, December 31, 2005                              472,188    $  3,260,756     184,253,753   $    184,254   $ 59,142,613
                                                       ========================== ============================= =============
                                                                         Accumulated
                                                                            Other
                                                         Accumulated    Comprehensive
                                                           Deficit          Loss            Total
                                                          -----------   --------------  -------------
Balance, January 1, 2004                                 $(29,548,471)   $        689    $ (3,719,291)
Issuance of common stock for services                              --              --         675,632
Conversion preferred stock
Conversion notes payable                                           --              --          43,075
Issuance of Series K preferred stock                               --              --         137,183
Private Placement financing                                        --              --         950,000
Issuance of warrants for convertible notes                         --              --          30,000
Beneficial conversion feature of convertible notes                 --              --       2,778,557
SEC registration costs for financing                               --              --         141,277
Conversion price changes for warrants                              --              --         (40,656)
Beneficial conversion price changes for wa                         --              --         105,911
Stock option expense for consultants                               --              --             373
Accrued Dividends - Series B                                       --              --          57,492
Accrued Dividends - Series G                                   (9,696)             --          (9,696)
Accrued Dividends - Series H                                  (15,633)             --         (15,633)
Accrued Dividends - Series I                                 (116,168)             --        (116,168)
Accrued Dividends - Series J                                  (24,066)             --         (24,066)
Accrued Dividends - Series K                                 (160,438)             --        (160,438)
Net loss for 2004                                             (62,631)             --         (62,631)
Translation adjustment                                     (3,799,926)             --      (3,799,926)
Balance, December 31, 2004                                         --            (689)           (689)
                                                       -----------------------------------------------
Issuance of common stock for services                    $(33,737,029)             $-    $ (3,029,694)
Conversion preferred stock                                         --              --          23,999
Conversion notes payable                                           --              --       1,424,171
Conversion warrants                                                --              --       3,208,508
Private placement financing                                        --              --      20,700,000
Common stock subscribed but not paid
Issuance of warrants for convertible notes                         --              --       1,602,183
Due diligence and finders' fees                                    --              --         118,500
Consultant fees                                                    --              --          29,950
Financing costs                                                    --              --      (1,793,061)
SEC registration costs for financing                               --              --        (147,860)
Distribution warrants                                              --              --      11,900,000
Stock option expense                                               --              --         713,898
Redeem warrants                                                    --              --      (5,900,000)
Accrued Dividends - Series B                                   (9,669)             --          (9,669)
Accrued Dividends - Series H                                  (79,237)             --         (79,237)
Accrued Dividends - Series I                                  (11,397)             --         (11,397)
Accrued Dividends - Series J                                 (160,000)             --        (160,000)
Accrued Dividends - Series K                                  (76,000)             --         (76,000)
Net loss for 2005                                         (14,506,630)             --     (14,506,630)
Translation adjustment                                             --         (30,759)        (30,759)
                                                       -----------------------------------------------
Balance, December 31, 2005                                (48,579,962)        (30,759)   $ 13,966,902
                                                       ===============================================

                             See accompanying notes

                        BRAVO! FOODS INTERNATIONAL CORP.
                            STATEMENTS OF CASH FLOWS

                                                                                    Years ended December 31,
                                                                                 -----------------------------
                                                                                      2005            2004
                                                                                 -------------    ------------

Cash flows from operating activities:

   Net loss                                                                      $(14,506,630)    $(3,799,926)
   Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization                                                  1,255,188         374,215
     Stock issuance for compensation, financing finders' and due diligence
     fees                                                                             346,438         600,632
     Options issued for compensation                                                       --          57,492
     Registration costs for financing                                                      --         (40,656)
     Loss on disposal of fixed assets                                                      --           6,216
     Increase (decrease) from changes in:
       Accounts receivable                                                         (3,096,873)        (26,047)
       Other receivable                                                                    --           6,331
       Inventories                                                                   (379,489)         43,339
       Prepaid expenses                                                              (428,120)       (353,057)
       Accounts payable and accrued expenses                                        7,281,460)       (593,475)
       Deferred product and development costs                                      (3,349,458)       (397,894)
                                                                                                 ------------
Net cash used in operating activities                                             (12,877,484)     (4,122,830)
                                                                                                 ------------

Cash flows from investing activities:                                                (220,144)        (78,952)
                                                                                                 ------------
   Purchase of equipment                                                             (220,144)        (78,952)
                                                                                                 ------------
Net cash used in investing activities

Cash flows from financing activities:
   Proceeds of Series K preferred stock                                                    --         950,000
   Proceeds from conversion of warrants                                             3,208,509              --
   Forgiveness of debts                                                              (247,115)             --
   Convertible notes payable                                                        2,850,000       3,427,500
   Private placement financing                                                     20,690,000          30,000
   Redeem warrants                                                                 (5,900,000)             --
   Payment of note payable, bank loan and license fee payable                        (500,000)       (150,000)
   Registration costs of financing                                                 (2,138,909)             --
                                                                                                 ------------
Net cash provided by financing activities                                          17,962,485       4,257,500
                                                                                                 ------------

Effect of changes in exchange rate on cash                                            (30,759)           (689)
Net (decrease) / increase in cash and cash equivalents                              4,834,098)         55,029
Cash and cash equivalents, beginning of period                                        113,888          58,859
Cash and cash equivalents, end of period                                            4,947,986    $    113,888
                                                                                 ============    ============

                             See accompanying notes

                        BRAVO! FOODS INTERNATIONAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization, Businesses and Going Concern Uncertainty

      Bravo! Foods International Corp., formerly known as China Premium Food Corporation, was incorporated under the laws of the State of Delaware on April 26, 1996. We are engaged in the sale of branded flavored milk products and flavor ingredients in the United States, the United Kingdom, Mexico and the Middle East.

      In December 1999, we obtained Chinese government approval for the registration of China Premium Food Corp (Shanghai) Co. Ltd., a wholly owned subsidiary, in the Wai Gao Qiao free trade zone in Shanghai, China. This subsidiary was formed to import, export and distribute food products and flavored milk ingredients on a wholesale level in China. We ceased all business activities of this Chinese subsidiary in the second quarter 2004 and did not generate revenue in 2004 from our China operation.

      In January 2005, we formed Bravo! Brands (UK) Ltd., a registered United Kingdom subsidiary. The company formed this subsidiary to operate our branded flavored milk business in the United Kingdom.

      We develop, brand, market, distribute and sell nutritious, flavored milk products throughout the 50 United States, Great Britain and various Middle Eastern countries. Our products are available in the United States and internationally through production agreements with regional aseptic milk processors and are currently sold under the brand names Slammers(R) and Bravo!(TM).

      In addition to our own Slim Slammers(R), Pro-Slammers(TM) and Breakfast Blenders(TM) brands, many of our Slammers(R) line of extended shelf-life, single-serve milk drinks are co-branded through license agreements with Masterfoods(TM), a division of Mars Incorporated, Marvel Entertainment and MD Enterprises (Moon Pie(R)).

Going Concern Uncertainty

      As shown in the accompanying consolidated financial statements, we have suffered operating losses and negative cash flow from operations since inception and have an accumulated deficit of $48,579.962, a capital surplus of $13,966,902, negative working capital of $86,884 and are delinquent on certain of our debts at December 31, 2005. Further, our auditors stated in their report on our Consolidated Financial Statements for the year ended December 31, 2005, that these conditions raise substantial doubt about our ability to continue as a going concern. Management plans to increase gross profit margins in our U.S. business and obtain additional financing and is continuing to reposition our products with the launch of new product lines in 2006. While there is no assurance that funding will be available or that the Company will be able to improve its profit margins, management is continuing to actively seek additional capacity to facilitate increased market penetration the expansion of distribution. No assurances can be given that the Company will be successful in carrying out our plans. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in these financial statements are the estimated allowance for doubtful accounts receivable and the deferred income tax asset valuation allowance. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments

      The carrying amount of cash, receivables, accrued liabilities and notes payable are reasonable estimates of their fair value because of the short maturity of these items.

Cash and Cash Equivalents

      We consider all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

Accounts Receivable and Concentration of Credit Risk

      Our financial instruments that are exposed to concentrations of credit risk primarily consist of cash and accounts receivable.

      During the normal course of business, we extend unsecured credit to our customers who are located in various geographical areas. Typically credit terms require payments to be made by the thirtieth day following the sale. We regularly evaluate and monitor the creditworthiness of each customer on a case-by-case basis. We provide an allowance for doubtful accounts based on our continuing evaluation of our customers' credit risk. As of December 31, 2005, the allowance of doubtful accounts aggregated $350,000. We maintain cash accounts with high credit quality financial institutions. The FDIC insures total cash balances up to $100,000 per bank.

Inventory
      Inventory, which consists primarily of finished goods, is stated at the lower of cost on the first in, first-out method or market.

Furniture and Equipment

      Furniture and equipment are stated at cost. Depreciation is computed primarily utilizing the straight-line method over a period of seven years for furniture and five years for equipment.

      Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Additions and betterments to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts, and any resulting gain or loss is included in the statement of operations.

Impairment of Long-Lived Assets

      Effective January 1, 2002, we began applying the provisions of Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Revenue Recognition

      Commencing in the first quarter 2004, we report revenue from our sale of finished product in the Untied States on the wholesale level. We report as cost of goods sold the cost that a third party processor charges us for producing our product. Under this business model, we are responsible for all product development, marketing, cost of production and promotion, advertising and sales activity. We take title to our branded flavored milks when they are shipped by our third party processors and recognize as revenue the gross wholesale price charged to our wholesale customers. Our gross margin is determined by the reported wholesale price less the cost of goods sold.

      Prior to 2004, we reported revenue in the United States from two sources: first, we reported as revenue the gross proceeds from our sale of "kits" to our third party processors and, second, from a "fee" earned by us equal to the differential between the cost of producing our finished product as set by our third party processors and the wholesale price of our finished product. Under this business model, we did not take title to the finished product, and our sales to wholesale customers were made by us on behalf of our third party processor and for its account.

      We follow the final consensus reached by the Emerging Issues Task Force
(EITF) 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". Pursuant to EITF 99-19, pre 2004,our sales of kits made to our third party processors, which we made on our own behalf, are reflected in our statement of operations on a gross basis. Sales of finished product by us to wholesale customers on behalf of our third party processors, however, where our role was similar to that of an agent, are reflected on a net basis, which represents the amount earned by us in the transaction.

      Commencing in 2004, our direct sales to wholesale customers on our own behalf are reflected in our statement of operations on a gross basis. whereby the total amount billed to our wholesale customer for finished product is recognized as revenue.

      The change in accounting resulted from the difference in the way we conduct our business in 2004 and later, compared to pre 2004. With respect to sales to wholesale customers, our function pre 2004 was as an agent for our third party processors. Pre 2004, we did not take title to the finished product, did not have our own wholesale customers and did not bear the risk of loss for that product. Commencing in 2004, we act in our own behalf, take title to the product, service our own customers and bear risk of loss responsibility.

Shipping and Handling Costs

      Shipping and handling costs incurred by us are included in selling expenses and aggregated $1,336,768 and $ 498,313 for 2005 and 2004, respectively.

Advertising and Promotion Costs

      Advertising and promotion costs, which are included in selling expenses, are expensed as incurred and aggregated $2,487,911 and $656,614 for 2005 and 2004, respectively.

Income Taxes

      We account for income taxes using the liability method, which requires an entity to recognize deferred tax liabilities and assets. Deferred income taxes are recognized based on the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Further, the effects of enacted tax laws or rate changes are included as part of deferred tax expense or benefit in the period that covers the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

Earnings (Loss) Per Share

      Basic earnings (loss) per common share is computed by dividing the loss applicable to common stockholders by the weighted average number of common shares outstanding for the period. For the years ended December 31, 2005 and 2004, potential common shares arising from our stock options, stock warrants, convertible debt and convertible preferred stock of 105,070,096 and 65,089,658, respectively, were not included in the computation of diluted earnings per share because their effect was antidilutive.

Stock-based Compensation

      We have adopted the intrinsic value method of accounting for employee stock options as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS No. 123) and disclose the pro forma effect on net loss and loss per share as if the fair value based method had been applied. For equity instruments, including stock options, issued to non-employees, the fair value of the equity instruments or the fair value of the consideration received, whichever is more readily determinable, is used to determine the value of services or goods received and the corresponding charge to operations. (SFAS 123 was amended further in December 2004; see below - Recent Accounting Pronouncements).

      The following table illustrates the effect on net loss and loss per share as if we had applied the fair value recognition provision of SFAS No. 123 to stock-based employee compensation.

                                                                                 Year ending December 31,
                                                                               ----------------------------
                                                                                 2005               2004
                                                                              ------------    -------------


Net loss applicable to common shareholders: as reported                       $(14,842,933)   $  (4,188,558)

Add:  total stock based  employee  compensation  expense  determined  under
fair value method for all awards                                                   237,966               --
                                                                              ------------    -------------
Pro forma net loss                                                            $(13,777,555)   $  (4,188,558)

                                                                              ------------    -------------

Loss per share:

                                                    As reported               $      (0.11)   $          (0.10)
                                                    Pro forma                 $      (0.10)   $          (0.10)

Recent Accounting Pronouncements

      In December 2004, the FASB issued Statement No. 152, "Accounting for Real Estate Time-Sharing Transactions". This statement amends SFAS No. 66 (Accounting for Sales of Real Estate) and SFAS No. 67 (Accounting for Costs and Initial Rental Operations of Real Estate Projects). This standard, which is effective for financial statements for fiscal years beginning after June 15, 2005, is not applicable to the Company's current operations.

      In December 2004, the FASB issued SFAS No. 153 "Exchange of Non-Monetary Assets - an amendment of APB Opinion No. 29". Statement 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for exchanges of non-monetary assets occurring after June 15, 2005. The application of this statement is not expected to have an impact on the Company's financial statements considering the Company's intermittent participation in exchanges of non-monetary assets.

      In December 2004, the FASB issued a revision of SFAS No. 123 "Share-Based Payment" (No. 123R). The statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The statement does not change the accounting guidance for share-based payments with parties other than employees. The statement requires a public entity to measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exception). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). A public entity will initially measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of these instruments. According to management, this pronouncement, which becomes effective for the Company for periods beginning after December 15, 2005, is not expected to have a material effect on their financial position.

Note 2 - Fixed Assets

Fixed assets are comprised of the following:
                                                   2005           2004
                                                  ---------    ---------

Furniture and fixtures                            $ 189,068    $ 150,871
Automobiles                                          29,295           --
Office equipment                                    209,085      151,577
Leasehold improvements                               23,714       23,714
Purchased software                                    3,223        3,223
                                                  ---------    ---------
                                                    454,385      329,385

Less: accumulated depreciation and amortization    (166,327)    (218,179)
                                                  ---------    ---------
                                                  $ 288,058    $ 111,206
                                                  =========    =========

      Depreciation and amortization expense of fixed assets aggregated $30,153 and $43,292 for 2004 and 2005, respectively.

Note 3 - Licensing Agreements

Marvel Enterprises, Inc. (Super Heroes(R) and Marvel Heroes(R))

      On February 4, 2005, we entered into a two-year license agreement for the utilization of Marvel Heroes characters on our flavored milks in the United Kingdom and Ireland. We agreed to a royalty rate of 4% of net wholesale sales in the territory against the prepayment of a guaranteed minimum royalty amount. We have adopted the unit sales model currently used in the United States. We have outsourced the infrastructure required for the production, promotion, marketing, distribution and sale of our products through a production agreement with Waterfront Corporation in the UK and through an exclusive sales agency agreement with Drinks Brokers, Ltd. a UK registered company responsible for the launch and growth of several major beverage brands in the licensed territory.

      In March 2005, we entered into a new one-year license agreement with Marvel Enterprises, Inc. to use its Super Heroes(R) properties to promote our branded milk products in the United States, Canada and Mexico. Under the terms of the license agreement, we agreed to a royalty rate of 5% of net wholesale sales in the United States, 4% for school lunch channels and 2.5% for school hot lunch programs. We also agreed to a 11% royalty on the amount invoiced to dairy processors for "kits" in Canada and Mexico.

      On February 4, 2005, we entered into an eighteen month license agreement for the utilization of Marvel Heroes characters on our flavored milks in nine Middle East Countries. We agreed to a 11% royalty on the amount invoiced to third party dairy processors for "kits" in the territory against the prepayment of a guaranteed minimum royalty amount.

Chattanooga Bakery, Inc.( Moon Pie(R) )

      In October 2005, we commenced a two-year license agreement with MD Enterprises, Inc. on behalf of Chattanooga Bakery. Under the terms of the license agreement, we have the exclusive right to manufacture, distribute, market and sell Moon Pie(R) flavored milk products in the United States. We agreed to a variable royalty rate of 3% to 2% of net wholesale sales, depending upon volume.

Masterfoods USA (Starburst(R), Milky Way(R), 3 Musketeers(R))

      On September 21, 2004, we entered into a licensing agreement with Masterfoods USA, a division of Mars, Incorporated, for the use of Masterfood's Milky Way(R), Starburst(R) and 3 Musketeers(R) trademarks in connection with the manufacture, marketing and sale of single serve flavored milk drinks in the United States, its Possessions and Territories and US Military installations worldwide. The license limits the relationship of the parties to separate independent entities. The initial term of the license agreement expires December 31, 2007. We have agreed to pay a royalty based upon the total net sales value of the licensed products sold and advance payments of certain agreed upon guaranteed royalties. Ownership of the licensed marks and the specific milk flavors to be utilized with the marks remains with Masterfoods. We have a right of first refusal for other milk beverage products utilizing the Masterfoods marks within the licensed territory.

Diabetes Research Institute

      In June 2005, we extended our licensing agreement with Diabetes Research Institute to June 30, 2006. We agreed to a variable royalty rate of 0.25% of net sales. We use this intellectual property, which consists of a logo plus design on the labels of our Slim Slammers(TM) product line.

Note 4 - Default of Note Payable to International Paper

      In 1999, we issued a promissory note to assume existing debt owed by our then Chinese joint venture subsidiary to a supplier, International Paper. The face value of that unsecured note was $282,637 at an interest rate of 10.5% per annum. The note originally required 23 monthly payments of $7,250 and a balloon payment of $159,862 due on July 15, 2000. During 2000, we negotiated an extension of this note to July 1, 2001. International Paper imposed a charge of $57,000 to renegotiate the note, which amount represents interest due through the extension date. The current balance due on this note is $187,743 at December 31, 2004, all of which is delinquent. We have not had any communication with International Paper during the last three years. Although International Paper has not pursued collection of the note, it is possible that they could do so in the future and, if they do, such collection effort may have a significant adverse impact on the liquidity of the Company. We have accrued interest of $67,649 as of December 31, 2005.

Note 5 - Notes Payable to Individual Lenders

      On May 9, 2004 we received the proceeds of a $750,000 loan from Mid-Am Capital, payable September 3, 2004, with an interest rate of 8%. This loan is secured by a general security interest in all of our assets. Mid-Am has agreed to extend the note. Interest accrued and unpaid as of December 31, 2005 aggregated $99,288.

Convertible Notes

      November 2003

      On November 21, 2003, we entered into a Subscription Agreement with Mid-Am Capital, LLC for the sale of a convertible note in the amount of $200,000. The convertible note is convertible into shares of our common stock at the lesser of $0.05 or 75% of the average of the three lowest closing bid prices for the thirty trading days prior to but not including the conversion date. During the 180 days following the issuance of the convertible note, the conversion price shall not be less that $.03 per share if no event of default exists. We have accrued interest of $33,666 on the Mid-Am note as of December 31, 2005.

      April 2004

      On April 20, 2004, we issued a convertible promissory note for $25,000 to Libra Finance as a finder's fee in connection with a Subscription Agreement for the issuance of convertible 10% notes. The note is convertible into shares of our common stock at $0.10 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The note is payable in twelve equal monthly installments, commencing November 1, 2004. The installment payments consist of principal and a "premium" of 20% of the principal paid per installment. We have the option to defer such payment until the note's maturity date on October 1, 2005, if our common stock trades above $0.20 for the five trading days prior to the due date of an installment payment. We have accrued interest of $4,370 on the Libra note as of December 31, 2005.

      June 2004

      On June 30, 2004, we entered into a Subscription Agreement with Mid-Am Capital L.L.C for the issuance of convertible 10% notes in the amount of $500,000. We also issued a convertible note to Libra Finance for $12,500 as a finder's fee. The note is convertible into shares of our common stock at $0.15 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The note is payable in twelve equal monthly installments, commencing January 1, 2005. The installment payments consist of principal and a "premium" of 20% of the principal paid per installment. We have the option to defer such payment until the note's maturity date on December 1, 2005, if our common stock trades above $0.20 for the five trading days prior to the due date of an installment payment. We have accrued interest of $75,205 on the Mid-Am note and $1,881 on the Libra note as of December 31, 2005.

      October 2004

      On October 29, 2004, we issued a convertible promissory note for $6,250 to Libra Finance as a finder's fee in connection with a Subscription Agreement for the issuance of convertible 10% notes. The note is convertible into shares of our common stock at $0.10 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The note is payable in twelve equal monthly installments, commencing May 1, 2005. The installment payments consist of principal and a "premium" of 20% of the principal paid per installment. We have the option to defer such payment until the note's maturity date on April 30, 2006, if our common stock trades above $0.15 for the five trading days prior to the due date of an installment payment and the underlying common stock is registered. We have accrued interest of $733 on the Libra note as of December 31, 2005.

      May 2005

      On May 23, 2005, , we issued a convertible promissory note for $25,000 to Osher Capital Corp as a finder's fee in connection with a Subscription Agreement for the issuance of convertible prime plus 4% notes. The note is convertible into shares of our common stock at $0.125 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The note has a maturity date two years from closing and is payable in twelve equal monthly installments, commencing June 1, 2005. The installment payments consist of principal equal to 1/20th of the initial principal amount which, subject to certain conditions concerning trading volume and price, can be paid in cash at 103% of the monthly installment or common stock or a combination of both. We have accrued interest of $3,704 on the Osher note as of December 31, 2005.

Note 6 - Capital Surplus / (Deficit)

Convertible Preferred Stock

Series B Convertible Preferred Stock consisting of 1,260,000 authorized shares.

      Series B Convertible Preferred stock pays or accrues dividends at the rate of 9% per annum, payable only upon liquidation or redemption, as a percentage of the stated value, out of the assets and available funds. Voting rights of the Series B Convertible Preferred stock are the same as our common stock.

      Series B Convertible Preferred stock is convertible anytime after December 31, 1997 to our common stock at the fixed ratio of one share of common stock for one share of Series B Convertible Preferred stock surrendered for conversion.

The conversion ratio will be adjusted upon:

            o a division of the common stock of the Corporation or a combination thereof
      o a reorganization or reclassification or distribution to the holders of common stock of stock, debt securities or other assets
      o a legal merger, consolidation, corporate combination, share exchange, or a sale or lease of substantially all of our assets resulting in the distribution to our common stock holders, stock, debt securities or other assets
      o the issuance or sale of common stock, options, warrants or other rights to purchase the common stock of the Corporation for less than the stated value

      Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series B Convertible Preferred stock shall be entitled to receive for each share of Series B Convertible Preferred stock an amount equal to the Stated Value plus all accrued dividends attributable to each such share.

      There are no registration rights associated with our Series B Convertible Preferred stock. At December 31, 2004, the common stock underlying the Series B Convertible Preferred stock can be publicly traded pursuant to the provisions of Rule 144.

      We have the right to redeem any or all of the outstanding shares of Series B Convertible Preferred Stock at a redemption price equal to the stated value of the Series B Convertible Preferred Stock redeemed plus accumulated dividends.

Series F Convertible Preferred Stock consisting of 200,000 authorized shares.

      Series F Convertible Preferred stock does not provide for dividends payable with respect to the convertible preferred. Series F holders are entitled to receive dividends and distributions when declared by our Board of Directors on our common stock.

      Except as otherwise required by law, the Series F Convertible Preferred Stock shall have no voting rights.

      The holders of Series F Convertible Preferred stock shall be entitled to convert such stock into our common stock at any time allowed by law. The number of shares of common stock issuable upon conversion of each share of Series F Preferred Stock shall equal the sum of the stated value per share and, at the holder's election, accrued and unpaid dividends on such shares, divided by the conversion price. At the option of the holder, the per share of common stock conversion price is $0.60 or 75% of the average of the three lowest closing bid prices during the twenty-two day period immediately preceding the notice of conversion.

      The holder is prohibited from converting into, and we are prohibited from issuing common stock pursuant to a notice of conversion that, when added to the holder's then current ownership of our common stock, exceeds 9.99% of our issued and outstanding common stock

The conversion price will be adjusted if we

            o spilt or subdivide our common stock into a larger number of shares
            o     combine our common stock into a smaller number of shares
            o issue capital stock by reclassification of shares of common stock
      o merge with or into another corporation, except as the surviving entity without reclassification, conversion or change of our common stock

Holders of Series F Convertible Preferred stock are not entitled to a liquidation preference.

      The holders of Series F Convertible Preferred have registration rights for our common stock underlying the Series F Convertible Preferred stock. At December 31, 2004, the common stock underlying the Series F Convertible Preferred stock can be publicly traded pursuant to the provisions of Rule 144k.

      The holders of Series F Convertible Preferred have the option of compelling redemption of the Series F Preferred Stock upon an Event of Default. The redemption price shall be equal to the stated value of the Series F Convertible Preferred held by the holder, multiplied by 135%.

      In March 2002, the holders of Series F Convertible Preferred waived their rights to compel redemption of the Series F Preferred stock with respect to all Events of Default not in the control of the Company

Series H Convertible Preferred Stock consisting of 350,000 authorized shares.

      Each share of Series H Convertible Preferred stock entitles the holder to receive or accrue dividends at the rate of 7% simple interest per annum, as a percentage of the stated value of the Series H Convertible Preferred stock. Dividends are payable in cash or common stock quarterly at our option. The payment of dividends shall be made first to the Series J Convertible preferred stockholders before dividends or other distributions are made on any common stock or certain preferred stock.

      Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series H Convertible Preferred stock shall be entitled to receive, prior to payments or distributions to junior stock, an amount equal to the Stated Value plus all accrued dividends attributable to each share of Series H Convertible Preferred stock.

      Except as otherwise required by law, the Series H Convertible Preferred stock shall have no voting rights.

      The holders of Series H Convertible Preferred stock are entitled to convert such stock into our common stock at any time subsequent to the expiation of thirty days from issue. The number of shares of common stock issuable upon conversion of each share of Series H Preferred stock shall equal the sum of the stated value per share and, at the holder's election, accrued and unpaid dividends on such shares, divided by the conversion price. The conversion price is $0.40 per share of common stock.

        The holder is prohibited from converting into, and we are prohibited from issuing common stock pursuant to a notice of conversion that, when added to the holder's then current ownership of our common stock, exceeds 9.99% of our issued and outstanding common stock

The conversion price will be adjusted if we

            o issue common stock to pay a stock dividend or otherwise make a distribution or distributions on shares of our junior securities
            o     subdivide our common stock into a larger number of shares
            o     combine our common stock into a smaller number of shares
            o issue capital stock by reclassification of shares of common stock
      o merge with or into another corporation, except as the surviving entity without reclassification, conversion or change of our common stock

      The holders of Series H Convertible Preferred have limited contingent registration rights for our common stock underlying the Series H Convertible Preferred stock, dependent upon the registration of senior preferred stock. At December 31, 2004, the common stock underlying the Series H Convertible Preferred stock can be publicly traded pursuant to the provisions of Rule 144k.

      The holders of Series H Convertible Preferred do not have the option of compelling redemption of the Series H Preferred Stock upon an Event of Default. Upon an event of default, after the applicable period to cure the Event of Default, the dividend rate of 7% shall become 15% from and after the occurrence of such event.

      Commencing two years after the issuance of the Series J Preferred stock we have the option, on two days written notice, of redeeming the Series J Preferred stock which is the subject of a notice of conversion, by paying to the holder a sum of money equal 135% of the stated value of the aggregate of the Series J Preferred stock being redeemed plus the dollar amount of accrued dividends on the Series J Preferred stock being redeemed.

      Commencing five years after the issuance of the Series J Preferred stock, we have the option, on two days written notice, to compel the conversion of Series J Preferred Stock and dividends not previously converted into shares of common stock, at the designated Conversion Price, provided that: (i) the common stock to be delivered upon conversion will be immediately resalable, without restrictive legend and (ii) the closing bid price of the common stock for the twenty-two trading days preceding the mandatory conversion date is not less than 300% of the conversion price, and (iii) the reported daily trading volume of the common stock during each trading day during the conversion lookback period is not less than 100,000 common shares per day.

Series I Convertible Preferred Stock consisting of 200,000 authorized shares.

      Each share of Series I Convertible Preferred stock entitles the holder to receive or accrue dividends at the rate of 8% simple interest per annum, as a percentage of the stated value of the Series I Convertible Preferred stock. Dividends are payable in cash or common stock quarterly at our option. The payment of dividends shall be made first to the Series I Convertible preferred stockholders before dividends or other distributions are made on any common stock or preferred stock.

      Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series I Convertible Preferred stock shall be entitled to receive, prior to payments or distributions to junior stock, an amount equal to the Stated Value plus all accrued dividends attributable to each share of Series I Convertible Preferred stock.

         Except as otherwise required by law, the Series I Convertible Preferred stock shall have no voting rights. So long as any shares of Series I Convertible Preferred stock are outstanding, we shall not

            o alter or change adversely the powers, preferences or rights given to the Series I Convertible Preferred Stock
o     alter or amend the certificate of designation
o amend its certificate of incorporation, bylaws or other charter documents so as to affect adversely any rights of any holders
o     increase the authorized number of shares of Series I Convertible Preferred
      Stock
o enter into any agreement with respect to the foregoing, without the affirmative vote of the holders of a majority of the shares of the Series I Convertible Preferred Stock then outstanding

      The holders of Series I Convertible Preferred stock shall be entitled to convert such stock into our common stock at any time allowed by law. The number of shares of common stock issuable upon conversion of each share of Series I Preferred Stock shall equal the sum of the stated value per share and, at the holder's election, accrued and unpaid dividends on such shares, divided by the conversion price. At the option of the holder, the per share of common stock conversion price is $0.40 or 75% of the average of the three lowest closing bid prices during the thirty day period immediately preceding the notice of conversion.

      The holder is prohibited from converting into, and we are prohibited from issuing common stock pursuant to a notice of conversion that, when added to the holder's then current ownership of our common stock, exceeds 9.99% of our issued and outstanding common stock

The conversion price will be adjusted if we

      o issue common stock to pay a stock dividend or otherwise make a distribution or distributions on shares of our junior securities
      o     subdivide our common stock into a larger number of shares
      o     combine our common stock into a smaller number of shares
      o     issue capital stock by reclassification of shares of common stock
      o merge with or into another corporation, except as the surviving entity without reclassification, conversion or change of our common stock

      The holders of Series I Convertible Preferred have registration rights for our common stock underlying the Series I Convertible Preferred stock. At December 31, 2004, the common stock underlying the Series I Convertible Preferred stock can be publicly traded pursuant to the provisions of Rule 144k.

      The holders of Series I Convertible Preferred have the option of compelling redemption of the Series I Preferred Stock upon an Event of Default. The redemption price shall be a sum of money equal to the number of shares that would be issuable upon conversion of an amount of stated value of the Series I and accrued dividends designated by the Holder at the conversion price in effect as of the trading day prior to the date notice is given to us by the holder multiplied by the average of the closing ask prices and closing bid prices of the Corporation's Common Stock for the same days employed when determining such Conversion Price. These redemption provisions do not apply to our failure to register the common stock underlying the Series I Convertible Preferred or other events of default not within our control.

Series J Convertible Preferred Stock consisting of 500,000 authorized shares.

      Each share of Series J Convertible Preferred stock entitles the holder to receive or accrue dividends at the rate of 8% simple interest per annum, as a percentage of the stated value of the Series J Convertible Preferred stock. Dividends are payable in cash or common stock quarterly at our option. The payment of dividends shall be made first to the Series J Convertible preferred stockholders before dividends or other distributions are made on any common stock or certain preferred stock.

      Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series J Convertible Preferred stock shall be entitled to receive, prior to payments or distributions to junior stock, an amount equal to the Stated Value plus all accrued dividends attributable to each share of Series J Convertible Preferred stock.

      Except as otherwise required by law, the Series J Convertible Preferred stock shall have no voting rights.

      The holders of Series J Convertible Preferred stock are entitled to convert such stock into our common stock at any time subsequent to the expiation of thirty days from issue. The number of shares of common stock issuable upon conversion of each share of Series J Preferred Stock shall equal the sum of the stated value per share and, at the holder's election, accrued and unpaid dividends on such shares, divided by the conversion price. The conversion price is $0.20 per share of common stock.

      The holder is prohibited from converting into, and we are prohibited from issuing common stock pursuant to a notice of conversion that, when added to the holder's then current ownership of our common stock, exceeds 9.99% of our issued and outstanding common stock

The conversion price will be adjusted if we

      o issue common stock to pay a stock dividend or otherwise make a distribution or distributions on shares of our junior securities
      o     subdivide our common stock into a larger number of shares
      o     combine our common stock into a smaller number of shares
      o     issue capital stock by reclassification of shares of common stock
      o merge with or into another corporation, except as the surviving entity without reclassification, conversion or change of our common stock

      The holders of Series J Convertible Preferred have limited contingent registration rights for our common stock underlying the Series J Convertible Preferred stock, dependent upon the registration of senior preferred stock. At December 31, 2004, the common stock underlying the Series J Convertible Preferred stock can be publicly traded pursuant to the provisions of Rule 144k.

      The holders of Series J Convertible Preferred do not have the option of compelling redemption of the Series J Preferred Stock upon an Event of Default. Upon an event of default, after the applicable period to cure the Event of Default, the dividend rate of 8% shall become 15% from and after the occurrence of such event:

      Commencing two years after the issuance of the Series J Preferred stock we have the option, on two days written notice, of redeeming the Series J Preferred stock which is the subject of a notice of conversion, by paying to the holder a sum of money equal 135% of the stated value of the aggregate of the Series J Preferred stock being redeemed plus the dollar amount of accrued dividends on the Series J Preferred stock being redeemed.

      Commencing five years after the issuance of the Series J Preferred stock, we have the option, on two days written notice, to compel the conversion of Series J Preferred Stock and dividends not previously converted into shares of common stock, at the designated Conversion Price, provided that: (i) the common stock to be delivered upon conversion will be immediately resalable, without restrictive legend and (ii) the closing bid price of the common stock for the twenty-two trading days preceding the mandatory conversion date is not less than 300% of the conversion price, and (iii) the reported daily trading volume of the common stock during each trading day during the conversion lookback period is not less than 100,000 common shares per day.

Series K Convertible Preferred Stock consisting of 500,000 authorized shares.

      Each share of Series K Convertible Preferred stock entitles the holder to receive or accrue dividends at the rate of 8% simple interest per annum, as a percentage of the stated value of the Series K Convertible Preferred stock. Dividends are payable in cash or common stock quarterly at our option. The payment of dividends shall be made first to the Series K Convertible preferred stockholders before dividends or other distributions are made on any common stock or certain preferred stock.

      Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series K Convertible Preferred stock shall be entitled to receive, prior to payments or distributions to junior stock, an amount equal to the Stated Value plus all accrued dividends attributable to each share of Series K Convertible Preferred stock.

      Except as otherwise required by law, the Series K Convertible Preferred stock shall have no voting rights.

      The holders of Series K Convertible Preferred stock are entitled to convert such stock into our common stock at any time subsequent to the expiration of thirty days from issue. The number of shares of common stock issuable upon conversion of each share of Series K Preferred Stock shall equal the sum of the stated value per share and, at the holder's election, accrued and unpaid dividends on such shares, divided by the conversion price. The conversion price is $0.10 per share of common stock.

      The holder is prohibited from converting into, and we are prohibited from issuing common stock pursuant to a notice of conversion that, when added to the holder's then current ownership of our common stock, exceeds 9.99% of our issued and outstanding common stock The conversion price will be adjusted if we

      o issue common stock to pay a stock dividend or otherwise make a distribution or distributions on shares of our junior securities
      o     subdivide our common stock into a larger number of shares
      o     combine our common stock into a smaller number of shares
      o     issue capital stock by reclassification of shares of common stock

      o merge with or into another corporation, except as the surviving entity without reclassification, conversion or change of our common stock

      The holders of Series K Convertible Preferred have limited contingent registration rights for our common stock underlying the Series K Convertible Preferred stock, dependent upon the registration of senior preferred stock.

      The holders of Series K Convertible Preferred do not have the option of compelling redemption of the Series K Preferred stock upon an Event of Default. Upon an event of default, after the applicable period to cure the Event of Default, the dividend rate of 8% shall become 15% from and after the occurrence of such event:

      We have the option of redeeming all or part of the Series K Preferred stock for an eighteen month period, commencing with the issuance of the Series K Preferred stock, by paying to the holder a sum of money equal 120% of the stated value of the aggregate of the Series K Preferred stock being redeemed plus the dollar amount of accrued dividends on the Series K Preferred stock.

      Commencing five years after the issuance of the Series K Preferred stock, we have the option, on two days written notice, to compel the conversion of Series K Preferred Stock and dividends not previously converted into shares of common stock, at the designated Conversion Price, provided that: (i) the common stock to be delivered upon conversion will be immediately resalable, without restrictive legend and (ii) the closing bid price of the common stock for the twenty-two trading days preceding the mandatory conversion date is not less than 300% of the conversion price, and (iii) the reported daily trading volume of the common stock during each trading day during the conversion lookback period is not less than 100,000 common shares per day.

Equity Transactions

2004

      On February 1, 2004, we agreed to issue 750,000 shares of our common stock and warrants to purchase an additional 750,000 shares of common stock to Marvel Enterprises, Inc. We issued this equity in connection with the grant of an intellectual property license by Marvel on January 17, 2004, giving us the right to use certain Marvel Comics characters on our Slammers(R) line of flavored milks. The warrants have an exercise price of $0.10 per share for the first year and, upon the occurrence of certain conditions tied to the royalty performance under the license, can be extended for an additional year with an exercise price of $0.14 per share. We made this private offering to Marvel Enterprises, an accredited investor, pursuant to Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

      On February 12, 2004, we held a special meeting of shareholders at which the shareholders approved an increase of our authorized common stock from 50,000,000 shares to 300,000,000 shares.

      On February 17, 2004, we converted 875 shares of Series G Convertible Preferred Stock into 215,164 shares of common stock pursuant to a January 12, 2004 notice of conversion from Nesher, LP, at a conversion price of $0.0407. The conversion included accrued and unpaid dividends on the converted preferred. We delayed processing this notice in light of our special meeting of shareholders held February 12, 2004. The shares of common stock issued pursuant to this conversion were retired and cancelled on March 5, 2004 and issued to third parties on that date in accordance with the instructions of Nesher, LP.

      On February 17, 2004, we converted 1,400 shares of Series G Convertible Preferred Stock into 343,980 shares of common stock pursuant to a January 12, 2004 notice of conversion from Talbiya Investments, Ltd., at a conversion price of $0.0407. The conversion included accrued and unpaid dividends on the converted preferred. We delayed processing this notice in light of our special meeting of shareholders held February 12, 2004. The shares of common stock issued pursuant to this conversion were retired and cancelled on March 5, 2004 and issued to third parties on that date in accordance with the instructions of Talbiya Investments, Ltd. On February 17, 2004, we converted 700 shares of Series G Convertible Preferred Stock into 172,162 shares of common stock pursuant to a January 12, 2004 notice of conversion from The Keshet Fund, LP, at a conversion price of $0.0407. The conversion included accrued and unpaid dividends on the converted preferred. We delayed processing this notice in light of our special meeting of shareholders held February 12, 2004. The shares of common stock issued pursuant to this conversion were retired and cancelled on March 5, 2004 and issued to third parties on that date in accordance with the instructions of The Keshet Fund, LP.

      On February 17, 2004, we converted 2,025 shares of Series G Convertible Preferred Stock into 497,951 shares of common stock pursuant to a January 12, 2004 notice of conversion from Keshet LP, at a conversion price of $0.0407. The conversion included accrued and unpaid dividends on the converted preferred. We delayed processing this notice in light of our special meeting of shareholders held February 12, 2004. The shares of common stock issued pursuant to this conversion were retired and cancelled on March 5, 2004 and issued to third parties on that date in accordance with the instructions of Keshet, LP.

      On March 1,2004, we issued 80,000 shares of non-voting Series K 8% Convertible Preferred stock, to Mid-Am Capital, LLC, having a stated value of $10.00 per Preferred K share, for the aggregate purchase price of $800,000. Each preferred share is convertible to 100 shares of our common stock at a conversion price of $0.10, representing 8,000,000 shares of common stock underlying the preferred. In addition, we made the following adjustments to prior issued warrants for the purpose of facilitating future fund raising by us arising out of the exercise of the warrants by Holder. The purchase price, as defined in the Warrant No. 2003-B-002, has been reduced to $0.10, subject to further adjustment as described in the warrant. The expiration date, as defined in the warrant, remains as stated. This private offering was made to Mid-Am, an accredited investor, pursuant to Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

      On March 9, 2004, we converted 5,000 shares of Series F Convertible Preferred Stock into 1,315,789 shares of common stock pursuant to a January 8, 2004 notice of conversion from Esquire Trade & Finance Inc., at a conversion price of $0.038. The conversion did not include accrued and unpaid dividends on the converted preferred. We delayed processing this notice in light of our special meeting of shareholders held February 12, 2004. The shares of common stock issued pursuant to this conversion were issued to third parties on that date in accordance with the instructions of Esquire Trade & Finance Inc.

      On April 1 2004, we converted 5,000 shares of Series F Convertible Preferred Stock into 1,315,789 shares of common stock pursuant to a January 27, 2004 notice of conversion from Austinvest Anstalt Balzers, at a conversion price of $0.038. The conversion did not include accrued and unpaid dividends on the converted preferred. We delayed processing this notice in light of our special meeting of shareholders held February 12, 2004. The shares of common stock issued pursuant to this conversion were issued to third parties on that date in accordance with the instructions of Austinvest Anstalt Balzers. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On April 2, 2004, the Company and Mid-Am Capital, LLC entered into Supplement No.1 to the Series K Convertible Preferred Subscription Agreement, by which we sold an additional 15,000 shares of our Series K Convertible Preferred Stock utilizing the proceeds from a certain promissory note issued by us to Mid-Am in the face amount of $150,000. With the consummation of this sale, the $150,000 promissory note was deemed paid by us in full. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On April 8, 2004, we converted 4,862 shares of Series G Convertible Preferred Stock into 700,000 shares of common stock pursuant to a March 25, 2004 notice of conversion from Nesher, LP, at a conversion price of $0.0853. The conversion included accrued and unpaid dividends of $11,089 on the preferred converted. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On April 8, 2004, we converted 4,478 shares of Series G Convertible Preferred Stock into 650,000 shares of common stock pursuant to a March 25, 2004 notice of conversion from Talbiya B. Investments, Ltd., at a conversion price of $0.0853. The conversion included accrued and unpaid dividends of $10,662 on the preferred converted. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On April 8, 2004, we converted 1,919 shares of Series G Convertible Preferred Stock into 275,000 shares of common stock pursuant to a March 25, 2004 notice of conversion from The Keshet Fund, LP, at a conversion price of $0.0853. The conversion included accrued and unpaid dividends of $4,265 on the preferred converted. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On April 8, 2004, we converted 7,677 shares of Series G Convertible Preferred Stock into 1,100,000 shares of common stock pursuant to a March 25, 2004 notice of conversion from Keshet, LP, at a conversion price of $0.0853. The conversion included accrued and unpaid dividends of $17,060 on the preferred converted. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On April 20, 2004, we entered into a Subscription Agreement with Longview Fund, LP and Alpha Capital Aktiengesellschaft for the issuance of two convertible 10% notes in the amount of $250,000 each and five-year warrants for the purchase of, in the aggregate, 3,000,000 shares of common stock, at $0.15 per share. The notes are convertible into shares of our common stock at $0.10 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The notes are payable in twelve equal monthly installments, commencing November 1, 2004. The installment payments consist of principal and a "premium" of 20% of the principal paid per installment. We have the option to defer such payment until the note's maturity date on October 1, 2005, if our common stock trades above $0.20 for the five trading days prior to the due date of an installment payment. In connection with this transaction, we issued two additional notes in the aggregate amount of $50,000, upon identical terms as the principal notes, as a finder's fee, and paid $20,000 in legal fees. The common stock underlying all notes and warrants carry registration rights. We issued the convertible notes and warrants to accredited investors, pursuant to a Regulation D offering.

      On April 30, 2004, we converted 20,000 shares of Series F Convertible Preferred Stock into 1,945,525 shares of common stock pursuant to an April 27, 2004 notice of conversion from Esquire Trade & Finance Inc., at a conversion price of $0.1028. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On April 30, 2004, we converted 20,000 shares of Series F Convertible Preferred Stock into 1,945,525 shares of common stock pursuant to an April 27, 2004 notice of conversion from Austinvest Anstalt Balzers, at a conversion price of $0.1028. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On April 30, 2004, we converted 2,500 shares of Series F Convertible Preferred Stock into 243,191 shares of common stock pursuant to an April 27, 2004 notice of conversion from Esquire Trade & Finance Inc., at a conversion price of $0.1028. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On April 30, 2004, we converted 2,500 shares of Series F Convertible Preferred Stock into 243,191 shares of common stock pursuant to an April 27, 2004 notice of conversion from Austinvest Anstalt Balzers, at a conversion price of $0.1028. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On May 20, 2004, we converted 9,226 shares of Series G Convertible Preferred Stock into 620,578 shares of common stock pursuant to a May 19, 2004 notice of conversion from Nesher, LP, at a conversion price of $0.148. The conversion did not include accrued and unpaid dividends on the converted preferred. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On May 20, 2004, we converted 13,972 shares of Series G Convertible Preferred Stock into 939,782 shares of common stock pursuant to a May 19, 2004 notice of conversion from Keshet, LP, at a conversion price of $0.148. The conversion did not include accrued and unpaid dividends on the converted preferred. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering.

      On June 17, 2004, we issued 87,195 of our common stock to Stephen Nollau, a former consultant, for services rendered. We issued the common stock pursuant to a Form S-8 registration statement, filed by us on June 16, 2004.

      On June 29, 2004, we converted 234 shares of Series G Convertible Preferred Stock into 13,604 shares of common stock pursuant to a June 15, 2004 notice of conversion from Nesher, LP, at a conversion price of $0.172. The conversion did not include accrued and unpaid dividends on the converted preferred. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering. This conversion exhausted the outstanding Series G convertible preferred held by this investor.

      On June 29, 2004, we converted 1,850 shares of Series G Convertible Preferred Stock into 107,558 shares of common stock pursuant to a June 15, 2004 notice of conversion from Keshet, LP, at a conversion price of $0.172. The conversion did not include accrued and unpaid dividends on the converted preferred. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering. This conversion exhausted the outstanding Series G convertible preferred held by this investor.

      On June 29, 2004, we converted 3,472 shares of Series G Convertible Preferred Stock into 201,860 shares of common stock pursuant to a June 15, 2004 notice of conversion from The Keshet Fund, LP, at a conversion price of $0.172. The conversion did not include accrued and unpaid dividends on the converted preferred. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering. This conversion exhausted the outstanding Series G convertible preferred held by this investor.

      On June 29, 2004, we converted 8,091 shares of Series G Convertible Preferred Stock into 470,406 shares of common stock pursuant to a June 15, 2004 notice of conversion from Talbiya B. Investments, Ltd, at a conversion price of $0.172. The conversion did not include accrued and unpaid dividends on the converted preferred. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering. This conversion exhausted the outstanding Series G convertible preferred held by this investor.

      On June 30, 2004, we entered into Subscription Agreements with Longview Fund, LP, Alpha Capital Aktiengesellschaft, Whalehaven Funds Limited, Stonestreet Limited Partnership and Mid-Am Capital L.L.C for the issuance of convertible 10% notes in the aggregate amount of $1,300,000 and five-year "A" warrants for the purchase of, in the aggregate, 5,200,000 shares of common stock, at $0.25 per share, and five-year "B" warrants for the purchase of, in the aggregate, 13,000,000 shares of common stock, at $2.00 per share. The notes are convertible into shares of our common stock at $0.15 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The notes are payable in twelve equal monthly installments, commencing January 1, 2005. The installment payments consist of principal and a "premium" of 20% of the principal paid per installment. We have the option to defer such payment until the note's maturity date on December 1, 2005, if our common stock trades above $0.20 for the five trading days prior to the due date of an installment payment. In connection with this transaction, we issued additional notes in the aggregate amount of $40,000 to Gem Funding, LLC, Bi-Coastal Consulting Corp., Stonestreet Limited Partnership and Libra Finance, S.A upon identical terms as the principal notes, as a finder's fee, and paid $12,500 in legal fees. The common stock underlying all notes and warrants carry registration rights. We issued the convertible notes and warrants to accredited investors, pursuant to a Regulation D offering.

      On August 9, 2004, we converted $50,000 of our November 2003 Convertible Promissory Note into 1,000,000 shares of common stock pursuant to an August 5, 2004 notice of conversion from Gamma Opportunity Capital Partners LP, at a fixed conversion price of $0.05. The conversion did not include accrued and unpaid interest on the converted amount. We issued the underlying common stock upon conversion pursuant to our SB-2 registration statement, declared effective on August 3, 2004.

      On August 23, 2004, we converted $50,000 of our April 2004 Convertible Promissory Note into 500,000 shares of common stock pursuant to an August 5, 2004 notice of conversion from Longview Fund LP, at a fixed conversion price of $0.10. The conversion did not include accrued and unpaid interest on the converted amount. We issued the underlying common stock upon conversion pursuant to our SB-2 registration statement, declared effective on August 3, 2004.

      On September 27, 2004, we converted $50,000 of our April 2004 Convertible Promissory Note into 500,000 shares of common stock pursuant to a September 21, 2004 notice of conversion from Longview Fund LP, at a fixed conversion price of $0.10. The conversion did not include accrued and unpaid interest on the converted amount. We issued the underlying common stock upon conversion pursuant to our SB-2 registration statement, declared effective on August 3, 2004.

      On October 6, 2004, we converted $25,000 of our November 2003 Convertible Promissory Note into 500,000 shares of common stock pursuant to a September 23, 2004 notice of conversion from Gamma Opportunity Capital Partners LP, at a fixed conversion price of $0.05. The conversion did not include accrued and unpaid interest on the converted amount. We issued the underlying common stock upon conversion pursuant to our SB-2 registration statement, declared effective on August 3, 2004.

      On October 6, 2004, we issued 500,000 shares of our common stock to Knightsbridge Holdings, LLC, pursuant to a consulting agreement dated November 10, 2003. We issued the common stock pursuant to our SB-2 registration statement, declared effective on August 3, 2004. The issued and outstanding equity reported in our Form 10QSB for the period ended March 31, 2004 reflects these shares of common stock.

      On October 13, 2004, we issued 250,000 restricted shares of our common stock in a private placement to Arthur Blanding, at the market price of $0.12 per share, pursuant to Section 4(2) of the Securities Act of 1934. Mr. Blanding, who solicited the purchase, is an accredited investor and has been a director of the Company since 1999.

      On October 15, 2004, we issued 750,000 shares of our common stock to Marvel Enterprises, Inc., as partial compensation under a license agreement dated February 1, 2004. We issued the common stock pursuant to our SB-2 registration statement, declared effective on August 3, 2004. The issued and outstanding equity reported in our Form 10QSB for the period ended March 31, 2004 reflects these shares of common stock.

      On October 29, 2004, we entered into Subscription Agreements with Longview Fund, LP, Alpha Capital Aktiengesellschaft, Whalehaven Funds Limited and Stonestreet Limited Partnership for the issuance of convertible 10% notes in the aggregate amount of $550,000 and five-year "C" warrants for the purchase of, in the aggregate, 2,200,000 shares of common stock, at $0.15 per share, and the repricing of five-year "A" warrants, issued June 30, 2004 for the purchase of, in the aggregate, 3,200,000 shares of common stock, from $0.25 to $0.15 per share. The notes are convertible into shares of our common stock at $0.10 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The notes are payable in twelve equal monthly installments, commencing May 1, 2005. The installment payments consist of principal and a "premium" of 20% of the principal paid per installment. We have the option to defer such payment until the note's maturity date on April 30, 2006, if our common stock trades above $0.15 for the five trading days prior to the due date of an installment payment and the underlying common stock is registered. In connection with this transaction, we issued additional notes, without attached warrants, in the aggregate amount of $27,500 to Gem Funding, LLC, Bi-Coastal Consulting Corp., Stonestreet Limited Partnership and Libra Finance, S.A upon identical terms as the principal notes, as a finder's fee, and paid $12,500 in legal fees. The common stock underlying all notes and warrants carry registration rights. We issued the convertible notes and warrants to accredited investors, pursuant to a Regulation D offering.

      On December 17, 2004, we converted $50,000 of our April 2004 Convertible Promissory Note into 500,000 shares of common stock pursuant to a December 8, 2004 notice of conversion from Longview Fund LP, at a fixed conversion price of $0.10. The conversion did not include accrued and unpaid interest on the converted amount. We issued the underlying common stock upon conversion pursuant to our SB-2 registration statement, declared effective on August 3, 2004. On December 20, 2004, we converted $25,000 of our April 2004 Convertible Promissory
Note into 265,958 shares of common stock pursuant to a December 9, 2004 notice of conversion from Bi Coastal Consulting Corp., at a fixed conversion price of $0.10. The conversion included $1,595.89 accrued and unpaid interest on the converted amount. We issued the underlying common stock upon conversion pursuant to our SB-2 registration statement, declared effective on August 3, 2004.

      On December 20, 2004, we converted $50,000 of our November 2003 Convertible Promissory Note into 1,000,000 shares of common stock pursuant to a December 8, 2004 notice of conversion from Gamma Opportunity Capital Partners LP, at a fixed conversion price of $0.05. The conversion did not include accrued and unpaid interest on the converted amount. We issued the underlying common stock upon conversion pursuant to our SB-2 registration statement, declared effective on August 3, 2004.

      On December 27, 2004, we converted 10,000 shares of Series F Convertible Preferred Stock into 1,290,323 shares of common stock pursuant to a December 27, 2004 notice of conversion from Austinvest Anstalt Balzers, at a conversion price of $0.0775. The conversion did not include accrued and unpaid dividends on the converted preferred. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering and Rule 144.

      On December 27, 2004, we converted 10,000 shares of Series F Convertible Preferred Stock into 1,290,323 shares of common stock pursuant to a December 27, 2004 notice of conversion from Esquire Trade & Finance Inc., at a conversion price of $0.0775. The conversion did not include accrued and unpaid dividends on the converted preferred. We issued the preferred and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering and Rule 144.

      On December 29, 2004, we closed a funding transaction with Momona Capital Corp. and Ellis International Ltd. for the issuance of convertible 10% notes in the aggregate amount of $200,000 and five-year "C" warrants for the purchase of, in the aggregate, 800,000 shares of common stock, at $0.15 per share. The notes are convertible into shares of our common stock at $0.10 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The notes are payable in twelve equal monthly installments, commencing May 1, 2005. The installment payments consist of principal and a "premium" of 20% of the principal paid per installment. We have the option to defer such payment until the note's maturity date on April 30, 2006, if our common stock trades above $0.15 for the five trading days prior to the due date of an installment payment, and the underlying common stock is registered. In connection with this transaction, we issued additional notes, without attached warrants, in the aggregate amount of $10,000 to the investors upon identical terms as the principal notes, as a finder's fee, and paid $3,500 in legal fees. The common stock underlying all notes and warrants carry registration rights. We issued the convertible notes and warrants to accredited investors, pursuant to an amendment to an October 29, 2004 Regulation D offering.

      On December 31, 2004, we issued 8,095,105 shares of our common stock and options for 150,000 shares at an exercise price of $0.25 per share to our employees and consultants for services rendered, pursuant to a Form S-8 registration statement filed December 23, 2004.

2005

Period Ended March 31, 2005

      New Financing: January 2005 Convertible Notes . On January 31, 2005, we closed a funding transaction with Longview Fund, LP, Longview Equity Fund, LP, Longview International Equity Fund, LP, Alpha Capital Aktiengesellschaft and Whalehaven Funds Limited, five institutional accredited investors, for the issuance and sale to the Subscribers of up to $2,300,000 of principal amount of promissory notes convertible into shares of our common stock, and Warrants to purchase shares of common stock at 100% coverage of the common stock issuable in accordance with the principal amount of the notes. One Million One Hundred Fifty Thousand Dollars ($1,150,000) of the purchase price was paid on the initial closing date, and One Million One Hundred Fifty Thousand Dollars ($1,150,000) of the purchase price will be payable within five (5) business days after the actual effectiveness of an SB-2 Registration Statement as defined in the Subscription Agreement. The initial closing notes were at prime plus 4% interest in the aggregate amount of $1,150,000, plus five-year Warrants for the purchase of, in the aggregate, 9,200,000 shares of common stock, at the lesser of (i) $0.16, or (ii) 101% of the closing bid price of the Common Stock as reported by Bloomberg L.P. for the OTC Bulletin Board for the trading day preceding the Closing Date. The notes are convertible into shares of our common stock at $0.125 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The notes have a maturity date two years from closing and are payable in twelve equal monthly installments, commencing June 1, 2005. The installment payments consist of principal equal to 1/20th of the initial principal amount which, subject to certain conditions concerning trading volume and price, can be paid in cash at 103% of the monthly installment, or common stock or a combination of both. The notes have an acceleration provision upon the change in a majority of the present Board of Directors except as the result of the death of one or more directors, or a change in the present CEO. In connection with this transaction, we issued restricted common stock in the aggregate amount of 460,000 shares plus the aggregate cash amount of $57,500 for due diligence fees to the investors in this transaction. We issued the Convertible Promissory Note and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering. The underlying common stock is now registered pursuant to a Form SB-2 registration statement declared effective August 2, 2005.

      November 2003 Convertible Notes. We converted $25,000 of our November 2003 Convertible Promissory Notes into 549,340 shares of common stock pursuant to a notice of conversion from Gamma Opportunity Capital Partners LP, at a fixed conversion price of $0.05. The conversion included $2,467 of accrued and unpaid interest on the converted amount. We issued the underlying common stock upon conversion pursuant to a Form SB-2 registration statement, declared effective on August 3, 2004.

      April 2004 Convertible Notes. We converted $99,999 of our April 2004 Convertible Promissory Notes into 1,141,387 shares of common stock pursuant to notices of conversion from Longview Fund LP, at a fixed conversion price of $0.10. The conversions included $14,138 of accrued and unpaid interest. We issued the underlying common stock upon conversion pursuant to our SB-2 registration statement, declared effective on August 3, 2004.

      June 2004 Convertible Notes. We converted $41,666 of our June 2004 Convertible Promissory Notes into 430,327 shares of restricted common stock pursuant to a notice of conversion from Longview Fund LP, at a fixed conversion price of $0.15. The conversion included $22,822 of accrued and unpaid interest. We issued the Convertible Promissory Note and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering. The underlying common stock is now registered pursuant to a Form SB-2 registration statement declared effective April 18, 2005.

Period Ended June 30, 2005

      New Financing: April 2005 Convertible Note. On April 21, 2005, we closed a funding transaction with Alpha Capital Aktiengesellschaft for the issuance of a convertible 10% note in the aggregate amount of $300,000. The promissory note is convertible into shares of common stock of the Company at $0.20 per common share. Conversions are limited to a maximum ownership of 9.99% of the Company's common stock at any one time. The note has an October 31, 2005 maturity and is payable in five equal monthly installments, commencing June 1, 2005. The installment payments consist of principal (equal to 1/5th of the initial principal amount) plus accrued interest. Installments can be paid in cash or common stock valued at the average closing price of the Company's common stock during the five trading days immediately preceding the relevant installment due date. The Company has repriced Class B Warrants issued on June 30, 2004 from $2.00 per share to $0.125 per share and issued restricted common stock in the aggregate amount of 93,750 shares for finder's fees to a third-party to facilitate this transaction. The Company has the right to prepay the promissory note by paying to the holder cash equal to 120% of the principal to be prepaid plus accrued interest. The notes have an acceleration provision upon the change in a majority of the present Board of Directors except as the result of the death of one or more directors or a change in the present CEO of the Company. The common stock underlying the note and the finder's fee common stock have "piggy back" registration rights. We issued the convertible note and finder's fee common stock to accredited investors, pursuant to a Regulation D offering.

      New Financing: May 2005 Convertible Notes On May 23, 2005, we closed a funding transaction (the "May '05 Transaction") with Longview Fund, LP, Whalehaven Funds Limited, Ellis International Ltd., and Osher Capital Corp., four institutional accredited investors, for the issuance and sale to the Subscribers of Five Hundred Thousand Dollars ($500,000) of principal amount of promissory notes convertible into shares of our common stock and Warrants to purchase shares of common stock at 100% coverage of the common stock issuable in accordance with the principal amount of the notes. This May '05 Transaction was a part of a January 23, 2005 funding transaction for an aggregate of Two Million Three Hundred Thousand Dollars ($2,300,000), One Million One Hundred Fifty Thousand Dollars ($1,150,000) of which was paid on the initial closing date, and One Million One Hundred Fifty Thousand Dollars ($1,150,000) of which (the "Second Tranche") was to be payable within five (5) business days after the actual effectiveness of an SB-2 Registration Statement covering the aggregate transaction, as defined in the Subscription Agreement. The May '05 Transaction for Five Hundred Thousand Dollars ($500,000) is a partial interim closing of the Second Tranche, which occurred prior to the anticipated effectiveness of the SB-2 Registration Statement covering the aggregate transaction. Contemporaneous with the May '05 Transaction, we agreed to a modification of the January 23, 2005 aggregate transaction for the substitution of Ellis International Ltd. and Osher Capital Corp. in the place of Alpha Capital Aktiengesellschaft, one of the original investors. The May '05 Transaction convertible notes are at prime plus 4% interest in the aggregate amount of $500,000, plus five-year Warrants for the purchase of, in the aggregate, 4,000,000 shares of common stock, at an exercise price of $0.129. The notes are convertible into shares of our common stock at $0.125 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The notes have a maturity date two years from closing and are payable in twelve equal monthly installments, commencing June 1, 2005. The installment payments consist of principal equal to 1/20th of the initial principal amount which, subject to certain conditions concerning trading volume and price, can be paid in cash at 103% of the monthly installment or common stock or a combination of both. The notes have an acceleration provision upon the change in a majority of the present Board of Directors except as the result of the death of one or more directors, or a change in the present CEO. In connection with this transaction, we issued restricted common stock in the aggregate amount of 200,000 shares plus the aggregate cash amount of $25,000 for due diligence fees to Longview Fund, LP, Gem Funding LLC, Ellis International Ltd., and Osher Capital Corp. in this transaction. The Second Tranche of the January 23, 2005 aggregate transaction, now in the amount of $650,000, remains outstanding and will be triggered by the effectiveness of the pending SB-2 registration statement.

      Conversions: November 2003 Convertible Notes. We converted $50,000 of our November 2003 Convertible Promissory Note into 1,106,740 shares of common stock pursuant to a notice of conversion from Gamma Opportunity Capital Partners LP, at a fixed conversion price of $0.05. The conversion included $5,337 of accrued and unpaid interest. We issued the underlying common stock upon conversion pursuant to a Form SB-2 registration statement, declared effective on August 3, 2004.

      Warrant Exercise: November 2003 Warrant. We issued 1,000,000 shares of common stock to Gamma Opportunity Capital Partners LP pursuant to the exercise of a Warrant issued in connection with the November 2003 financing transaction, and received $50,000 in warrant exercise payments. The shares of common stock underlying the warrant were issued pursuant to a Form SB-2 shelf registration statement, declared effective by the SEC on August 3, 2004.

      Warrant Exercise: April 2004 Warrant. We issued 1,500,000 shares of common stock to Longview Fund LP pursuant to the exercise of a Warrant issued in connection with the April 2004 financing transaction, and received $225,000 in warrant exercise payments. The shares of common stock underlying the warrant were issued pursuant to a Form SB-2 shelf registration statement, declared effective by the SEC on August 3, 2004.

      Conversions: June 2004 Convertible Notes. We converted $528,573 of our June 2004 Convertible Promissory Notes into 5,633,039 shares of common stock pursuant to notices of conversion from Longview Fund LP, Gem Funding LLC, Whalehaven Capital Fund Limited, Stonestreet Limited Partnership and Bi-Coastal Consulting Corp. at a fixed conversion price of $0.10. The conversion included $33,689 of accrued and unpaid interest. We issued the common stock upon conversion pursuant to a Form SB-2 registration statement declared effective by the Securities and Exchange Commission on April 18, 2005.

      Warrant Exercise: June 2004 Warrant. We issued 2,200,000 shares of common stock to Longview Fund LP, Whalehaven Capital Fund Limited and Stonestreet Limited Partnership pursuant to the exercise of Warrants issued in connection with the June 2004 financing transaction, and received $309,000 in warrant exercise payments. The shares of common stock underlying the warrants were issued pursuant to a Form SB-2 shelf registration statement, declared effective by the SEC on April 18, 2005.

      Conversions: October 2004 Convertible Notes. We converted $446,250 of our October 2004 Convertible Promissory Notes into 4,718,514 shares of common stock pursuant to notices of conversion from Longview Fund LP, Gem Funding LLC, Whalehaven Capital Fund Limited, Stonestreet Limited Partnership and Bi-Coastal Consulting Corp. at a fixed conversion price of $0.10. The conversion included $25,602 of accrued and unpaid interest. We issued the common stock upon conversion pursuant to a Form SB-2 registration statement declared effective by the Securities and Exchange Commission on April 18, 2005.

      Warrant Exercise: October 2004 Warrant. We issued 1,700,000 shares of common stock to Longview Fund LP, Whalehaven Capital Fund Limited and Stonestreet Limited Partnership pursuant to the exercise of Warrants issued in connection with the October 2004 financing transaction, and received $248,700 in warrant exercise payments. The shares of common stock underlying the warrants were issued pursuant to a Form SB-2 shelf registration statement, declared effective by the SEC on April 18, 2005.

      Conversions: December 2004 Convertible Notes. We converted $210,000 of our December 2004 Convertible Promissory Notes into 2,176,706 shares of common stock pursuant to notices of conversion, to Momona Capital Corp. and Ellis International Ltd Inc., at a fixed conversion price of $0.10 per share. The conversion included $7,450 of accrued and unpaid interest. We issued the underlying common stock upon conversion pursuant to a Form SB-2 registration statement, declared effective on April 18, 2005.

      Warrant Exercise: December 2004 Warrant. We issued 500,000 shares of common stock to Momona Capital Corp. and Ellis International Ltd Inc., pursuant to the exercise of Warrants issued in connection with the December 2004 financing transaction, and received $72,500 in warrant exercise payments. The shares of common stock underlying the warrants were issued pursuant to a Form SB-2 shelf registration statement, declared effective by the SEC on April 18, 2005.

      Conversions: January 2005 Convertible Notes. We converted $534,304 of our January 2005 Convertible Promissory Notes into 4,461,685 shares of restricted common stock pursuant to notices of conversion, to Longview Fund LP, Longview Equity Fund LP and Longview International Equity Fund LP at a fixed conversion price of $0.125 per share. We issued the Convertible Promissory Note and the underlying common stock upon conversion to an accredited investor, pursuant to a Regulation D offering. The underlying common stock is now registered pursuant to a Form SB-2 registration statement declared effective August 2, 2005.

      Conversions: Series F Convertible Preferred. We converted 31,134 shares of our Series F Convertible Preferred, having a stated value of $311,340 into 2,903,839 shares of common stock pursuant to notices of conversion, to Austinvest Anstalt Balzers and Esquire Trade & Finance Inc. We issued the Series F Convertible Preferred and the underlying common stock upon conversion to accredited investors, pursuant to a Regulation D offering and Rule 144(k).

      Conversions: Series H Convertible Preferred. We converted 100,000 shares of our Series H Convertible Preferred, having a stated value of $1,000,000 into 2,500,000 shares of common stock pursuant to notices of conversion, to four individual and two institutional investors. We issued the Convertible Preferred and the underlying common stock upon conversion to accredited investors, pursuant to a Regulation D offering and Rule 144(k).

      Conversions: Series I Convertible Preferred. We converted 20,000 shares of our Series I Convertible Preferred, having a stated value of $200,000 into 2,354,808 shares of common stock pursuant to a notice of conversion, to Alpha Capital AG. We issued the Convertible Preferred and the underlying common stock upon conversion to accredited investors, pursuant to a Regulation D offering and Rule 144(k).

      Warrant Exercise: Series I Warrant. We issued 1,333,333 shares of restricted common stock to Alpha Capital AG, pursuant to the exercise of Warrants issued in connection with the Series I financing transaction, and received $133,333 in warrant exercise payments. The shares of common stock underlying the warrants are now registered pursuant to a Form SB-2 shelf registration statement, declared effective by the SEC on August 2, 2005.

      Private Placements. On May 17, 2005 we issued the aggregate of 27,500 restricted shares of the Company's common stock, with a recorded value of $4,950, to eleven product sales brokers as a bonus for the performance of services for the Company. We issued the restricted common stock pursuant to
Section 4(6) of the Securities Act of 1933, which provides an exemption from the registration requirements of the Act for transactions not involving a public offering.

      S-8 Registration. On April 14, 2005 and April 18, 2005, we issued 750,000 and 250,000 shares, respectively, of our common stock to Geoffrey Eiten, for services rendered for strategic business planning. These shares were part of 1,500,000 shares of the Company's common stock registered under a Form S-8 registration statement filed December 23, 2004.

      Warrant Issue. On June 20, 2005, we issued one year Warrant to Marvel Enterprises Inc. to purchase 1,000,000 shares of our common stock a $0.05 per share. This Warrant was issued in connection with the execution of a License Agreement with Marvel for the United States, Canada and Mexico. We issued the Warrant pursuant to Section 4(6) of the Securities Act of 1933, which provides an exemption from the registration requirements of the Act for transactions not involving a public offering.

Period Ended September 30, 2005

      Warrant Exercise: Series D Warrant. We issued 696,042 shares of common stock to Longview Fund LP, Longview Equity Fund LP, Longview International Equity Fund LP and Esquire Trade & Finance Inc., pursuant to the cashless exercises of warrants for 763,750 shares of common stock. We issued the Warrants and the underlying common stock upon exercise to accredited investors, pursuant to a Regulation D offering and Rule 144(k).

      Conversions: Series F Convertible Preferred. We converted 19,133 shares of our Series F Convertible Preferred, having a stated value of $191,330 into 804,752 shares of common stock pursuant to notices of conversion to Amro International, SA. We issued the Series F Convertible Preferred and the underlying common stock upon conversion to accredited investors, pursuant to a Regulation D offering and Rule 144(k).

      Warrant Exercise: Series F Warrant. We issued 3,345,417 shares of common stock to Austinvest Anstalt Balzers and Esquire Trade & Finance Inc. and Libra Finance, SA., pursuant to the cashless exercise of warrants for 3,676,518 shares of common stock. We issued the Warrants and the underlying common stock upon exercise to accredited investors, pursuant to a Regulation D offering and Rule 144(k).

      Conversions: Series H Convertible Preferred. We converted 1,000 shares of our Series H Convertible Preferred, having a stated value of $10,000 into 25,000 shares of common stock pursuant to notices of conversion, to one individual investor. We issued the Convertible Preferred and the underlying common stock upon conversion to accredited investors, pursuant to a Regulation D offering and Rule 144(k).

      Conversions: Series I Convertible Preferred. We converted 10,000 shares of our Series I Convertible Preferred, having a stated value of $100,000 into 656,953 shares of common stock pursuant to a notice of conversion, to Tradersbloom Limited. The conversion included $24,000 of accrued and unpaid interest. We issued the Convertible Preferred and the underlying common stock upon conversion to accredited investors, pursuant to a Regulation D offering and Rule 144(k).

      Conversions: April 2004 Convertible Notes. We converted $250,000 of our April 2004 Convertible Promissory Notes into 2,808,219 shares of common stock pursuant to notices of conversion from Osher Capital Inc., Ellis International Ltd Inc. and Alpha Capital AG. The conversion included $3,082 of accrued and unpaid interest on the converted amount. We issued the underlying common stock upon conversion pursuant to a Form SB-2 registration statement, declared effective on August 4, 2004.

      Conversions: June 2004 Convertible Notes. We converted $250,000 of our June 2004 Convertible Promissory Notes into 2,796,575 shares of common stock pursuant to notices of conversion from Alpha Capital AG at a fixed conversion price of $0.10. The conversion included $29,657 of accrued and unpaid interest on the converted amount. We issued the common stock upon conversion pursuant to a Form SB-2 registration statement declared effective by the Securities and Exchange Commission on April 18, 2005.

      Conversions: October 2004 Convertible Notes. We converted $125,000 of our October 2004 Convertible Promissory Notes into 1,342,808 shares of common stock pursuant to notices of conversion from Alpha Capital AG at a fixed conversion price of $0.10. The conversion included $9,280 of accrued and unpaid interest on the converted amount. We issued the common stock upon conversion pursuant to a Form SB-2 registration statement declared effective by the Securities and Exchange Commission on April 18, 2005.

      Warrant Exercise: December 2004 Warrant. We issued 300,000 shares of common stock to Momona Capital Corp. pursuant to the exercise of Warrants issued in connection with the December 2004 financing transaction, and received $30,000 in warrant exercise payments. The shares of common stock underlying the warrants were issued pursuant to a Form SB-2 shelf registration statement, declared effective by the SEC on April 18, 2005.

      Conversions: January 2005 Convertible Notes. We converted $500,071 of our January 2005 Convertible Promissory Notes into 4,186,644 shares of restricted common stock pursuant to notices of conversion, to Longview Fund LP, Longview Equity Fund LP and Longview International Equity Fund LP at a fixed conversion price of $0.125 per share. The conversion included $23,260 of accrued and unpaid interest on the converted amount. We issued the common stock upon conversion pursuant to a Form SB-2 registration statement declared effective by the Securities and Exchange Commission on August 2, 2005.

      Warrant Exercise: January 2005 Warrant. We issued 7,200,000 shares of common stock to Whalehaven Capital Fund Limited, Longview Fund LP, Longview Equity Fund LP and Longview International Equity Fund LP pursuant to the exercise of Warrants issued in connection with the January 2005 financing transaction, and received $720,000 in warrant exercise payments. The shares of common stock underlying the warrants were issued pursuant to a Form SB-2 shelf registration statement, declared effective by the SEC on August 2, 2005.

      Conversions: April 2005 Convertible Notes. We converted $300,000 of our April 2005 Convertible Promissory Note into 1,556,438 shares of restricted common stock pursuant to notices of conversion, to Alpha Capital AG at a fixed conversion price of $0.20 per share. The conversion included $11,288 of accrued and unpaid interest on the converted amount. We issued the common stock upon conversion pursuant to a Form SB-2 registration statement declared effective by the Securities and Exchange Commission on August 2, 2005.

      Conversions: May 2005 Convertible Notes. We converted $475,000 of our May 2005 Convertible Promissory Notes into 4,141,270 shares of restricted common stock pursuant to notices of conversion, to Whalehaven Capital Fund Limited, Ellis International Ltd, Longview Fund LP and Osher Capital Corp. The conversion included $9,317 of accrued and unpaid interest on the converted amount. We issued the common stock upon conversion pursuant to a Form SB-2 registration statement declared effective by the Securities and Exchange Commission on August 2, 2005.

      Warrant Exercise: May 2005 Warrant. We issued 4,000,000 shares of common stock to Whalehaven Capital Fund Limited, Ellis International Ltd, Longview Fund LP and Osher Capital Corp. pursuant to the exercise of Warrants issued in connection with the January 2005 financing transaction, and received $400,000 in warrant exercise payments. The shares of common stock underlying the warrants were issued pursuant to a Form SB-2 shelf registration statement, declared effective by the SEC on August 2, 2005.

      New Financing: August 2005 Convertible Notes On August 18, 2005, we closed a funding transaction (the "August '05 Transaction") with Longview Fund, LP, Longview Equity Fund, LP and Longview International Equity Fund, LP, three institutional accredited investors, for the issuance and sale to the Subscribers of Six Hundred Fifty Thousand Dollars ($650,000) of principal amount of promissory notes convertible into shares of our common stock and Warrants to purchase shares of common stock at 100% coverage of the common stock issuable in accordance with the principal amount of the notes. This August'05 Transaction was a part of a January 23, 2005 funding transaction for an aggregate of Two Million Three Hundred Thousand Dollars ($2,300,000). The August '05 Transaction is the Second Tranche of the January '05 transaction, which occurred upon the effectiveness of the SB-2 Registration Statement covering the aggregate transaction. The August'05 Transaction convertible notes are at prime plus 4% interest in the aggregate amount of $650,000, plus five-year Warrants for the purchase of, in the aggregate, 5,200,000 shares of common stock, at an exercise price of $0.129. The notes are convertible into shares of our common stock at $0.125 per common share. Conversions are limited to a maximum ownership of 9.99% of the underlying common stock at any one time. The notes have a maturity date two years from closing and are payable in twelve equal monthly installments. The installment payments consist of principal equal to 1/20th of the initial principal amount which, subject to certain conditions concerning trading volume and price, can be paid in cash at 103% of the monthly installment, or common stock or a combination of both. The notes have an acceleration provision upon the change in a majority of the present Board of Directors except as the result of the death of one or more directors, or a change in the present CEO. In connection with this transaction, we issued restricted common stock in the aggregate amount of 260,000 shares plus the aggregate cash amount of $32,500 for due diligence fees to Longview Fund companies. We issued the equity equivalents, the underlying common stock upon conversion and the finders' fee common stock pursuant to a Form SB-2 registration statement declared effective by the Securities and Exchange Commission on August 2, 2005.

      On September 30, 2005, we prepaid $250,000 of the aggregate $650,000 of the August '05 Transaction notes, as follows: $57,692 to Longview Fund, LP, $144,231 to Longview Equity Fund, LP and $ $48,077 to Longview International Equity Fund, LP. The holders of these notes waived the prepayment premium in lieu of their retention of warrants attached to August '05 Transaction.

      Conversions: August 2005 Convertible Notes. We converted $91,217 of our August 2005 Convertible Promissory Notes into 743,750 shares of restricted common stock pursuant to a notice of conversion, to Longview Fund LP, at a fixed conversion price of $0.125 per share. The conversion included $1,752 of accrued and unpaid interest on the converted amount. We issued the common stock upon conversion pursuant to a Form SB-2 registration statement declared effective by the Securities and Exchange Commission on August 2, 2005.

      Warrant Exercise: August 2005 Warrant. We issued 5,200,000 shares of common stock to Longview Fund LP, Longview Equity Fund LP and Longview International Equity Fund LP pursuant to the exercise of Warrants issued in connection with the August 2005 financing transaction, and received $520,000 in warrant exercise payments. The shares of common stock underlying the warrants were issued pursuant to a Form SB-2 shelf registration statement, declared effective by the SEC on August 2, 2005.

      Private Placements. On August 3, 2005 we issued 500,000 restricted shares of our common stock to Geoffrey Eiten, for services rendered for strategic business planning. We issued the restricted common stock pursuant to Section 4(6) of the Securities Act of 1933, which provides an exemption from the registration requirements of the Act for transactions not involving a public offering.

      On August 29 and September 19, 2005 we issued the aggregate of 1,000,000 restricted shares of our common stock to National Financial Communications Corp. pursuant to the exercise of Warrants issued in connection with a consulting agreement for services rendered for strategic business planning. We issued the restricted common stock pursuant to Section 4(6) of the Securities Act of 1933, which provides an exemption from the registration requirements of the Act for transactions not involving a public offering.

      On September 19, 2005, we issued 450,000 restricted shares of our common stock to Alpha Capital AG, an accredited investor, in a sale not involving a public offering at a price of $1.00 per share. We issued the common stock pursuant to a Regulation D offering.

      Warrant Issue. On August 31, 2005, we issued a three year Warrant to Coca-Cola Enterprises Inc. to purchase 30,000,000 shares of our common stock a $0.36 per share. During the first 18 months of the exercise period, the Company has the option to "call" the exercise of up to 10,000,000 shares of common stock issuable upon exercise of the Warrant, upon the Company's satisfaction of certain conditions, including a trading price of not less than $1.08 per share for 20 consecutive trading days. This Warrant was issued in connection with the execution of a Master Distribution Agreement on August 31, 2005. We issued the Warrant pursuant to Section 4(6) of the Securities Act of 1933, which provides an exemption from the registration requirements of the Act for transactions not involving a public offering. The Company will record an $11,900,000 net charge in deferred distribution costs for the issuance of a three year warrant to Coca-Cola Enterprises to purchase of 30,000,000 shares of our common stock in connection with the Master Distribution Agreement. The Company will recognize that cost as a selling expense over the 10-year term of the agreement.

Period Ended December 31, 2005

      On November 28, 2005, we closed a funding transaction with 13 accredited institutional investors, for the issuance and sale of 40,500,000 shares of our common stock for a purchase price of $20,250,000. In addition, we also issued five-year warrants for the purchase of an additional 15,187,500 shares of common stock at an exercise price of $0.80 per share. The securities are restricted and have been issued pursuant to an exemption to the registration requirements of
Section 5 of the Securities Act of 1933 for "transactions of the issuer not involving any public offering" provided in Section 4(2) of the Act and pursuant to a Regulation D offering. In connection with this financing, we issued common stock purchase warrants to purchase 1,012,500 shares of common stock at an exercise price of $.50 per share and 304,688 shares of common stock at an exercise price of $.80 per share to SG Cowen & Co., LLC, who acted as placement agent for this financing.

      The shares of common stock and the shares of common stock underlying the warrants carry registration rights that obligate us to file a registration statement within 45 days from closing and have the registration statement declared effective within 120 days from closing.

      In June 2005, we entered into a Services Agreement with Marvel Enterprises, Inc. pursuant to which Marvel Enterprises, Inc. agreed to provide introductions to retailers and advise on creative design in consideration for a common stock purchase warrant to purchase 1,000,000 shares of common stock at $0.05 per share.

      All of the above offerings and sales were deemed to be exempt under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, or business associates of Bravo! Foods International Corp., and transfer was restricted by Bravo! Foods International Corp. in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment and that they understood the speculative nature of their investment. Furthermore, all of the above-referenced persons were provided with access to our Securities and Exchange Commission filings.

Note 7 - Stock Warrants and Options

2004

      On February 1, 2004, we agreed to issue warrants to purchase 750,000 shares of common stock to Marvel Enterprises, Inc. We issued this equity in connection with the grant of an intellectual property license by Marvel on January 17, 2004, giving us the right to use certain Marvel Comics characters on our Slammers(R) line of flavored milks. The warrants have an exercise price of $0.10 per share for the first year and, upon the occurrence of certain conditions tied to the royalty performance under the license, can be extended for an additional year with an exercise price of $0.14 per share. We made this private offering to Marvel Enterprises, an accredited investor, pursuant to Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

      On April 20, 2004, we entered into a Subscription Agreement with Longview Fund, LP and Alpha Capital Aktiengesellschaft for the issuance of two convertible 10% notes in the amount of $250,000 each and five-year warrants for the purchase of, in the aggregate, 3,000,000 shares of common stock, at $0.15 per share. The common stock underlying all notes and warrants carry registration rights. We issued the convertible notes and warrants to accredited investors, pursuant to a Regulation D offering.

      On May 9, 2004 we received the proceeds of a $750,000 loan from Mid-Am Capital, payable September 3, 2004, with an interest rate of 8%. This loan is secured by a general security interest in all of our assets. We issued one-year warrants for 3,000,000 shares of common stock at $0.25 per share to Mid-Am Capital in connection with this loan.

      On June 30, 2004, we entered into Subscription Agreements with Longview Fund, LP, Alpha Capital Aktiengesellschaft, Whalehaven Funds Limited, Stonestreet Limited Partnership and Mid-Am Capital L.L.C for the issuance of convertible 10% notes in the aggregate amount of $1,300,000 and five-year "A" warrants for the purchase of, in the aggregate, 5,200,000 shares of common stock, at $0.25 per share, and five-year "B" warrants for the purchase of, in the aggregate, 13,000,000 shares of common stock, at $2.00 per share. The common stock underlying all notes and warrants carry registration rights. We issued the convertible notes and warrants to accredited investors, pursuant to a Regulation D offering.

      On October 29, 2004, we entered into Subscription Agreements with Longview Fund, LP, Alpha Capital Aktiengesellschaft, Whalehaven Funds Limited and Stonestreet Limited Partnership for the issuance of convertible 10% notes in the aggregate amount of $550,000 and five-year "C" warrants for the purchase of, in the aggregate, 2,200,000 shares of common stock, at $0.15 per share, and the repricing of five-year "A" warrants, issued June 30, 2004 for the purchase of, in the aggregate, 3,200,000 shares of common stock, from $0.25 to $0.15 per share. The common stock underlying all notes and warrants carry registration rights. We issued the convertible notes and warrants to accredited investors, pursuant to a Regulation D offering.

      On November 19, 2004, we agreed to grant incentive stock options to National Financial Communications Corp. for the purchase of the aggregate of 1,000,000 shares of our common stock at an exercise price of $.25 per share in connection with a public relations and corporate communications services agreement. The options are exercisable during the period commencing on the agreement date and ending three years subsequent to the termination date of the agreement. The grant of options shall be as follows: (i) options for 250,000 shares upon the execution of the agreement, and (ii) beyond the first ninety
(90) days of the agreement, the balance of 750,000 shares on a pro rata quarterly basis at the rate of 250,000 per quarter, conditioned upon the continuation of the agreement.

      On December 29, 2004, we closed a funding transaction with Momona Capital Corp. and Ellis International Ltd. for the issuance of convertible 10% notes in the aggregate amount of $200,000 and five-year "C" warrants for the purchase of, in the aggregate, 800,000 shares of common stock, at $0.15 per share. The common stock underlying all notes and warrants carry registration rights. We issued the convertible notes and warrants to accredited investors, pursuant to an amendment to an October 29, 2004 Regulation D offering.

      On December 31, 2004, we issued five-year options for 150,000 shares of common stock at an exercise price of $0.25 per share to Tim Ransom for graphic design services, pursuant to a Form S-8 registration statement

2005

The assumptions used in the Black Scholes option pricing model in 2005 and 2004 were as follows:

                                                                                     December 31,
                                                                      -------------------------------------------
                                                                             2005                    2004
                                                                      -------------------     -------------------

Discount rate - bond yield rate                                                   3.43 - %          2.33 - 3.25 %
                                                                                                           4.52
Volatility                                                                         122 - %            110 - 120 %
                                                                                                           133
Expected life                                                             1.5 - 3.75 years    0.75 - 3.75 years

Expected dividend yield                                                                                      --

A summary of the status of our stock options and warrants as of December 31,
2005 and 2004 with changes during the years then ended are presented below:
                                                                                                Weighted
                                                                                                 Average
                                                                                   Shares        Price
                                                                                 -----------    --------

Total warrants and options outstanding at December 31, 2003                       39,611,363       0.28

Warrants and options granted                                                      33,565,000        .87
Warrants and options exercised                                                    (5,895,000)      (.06)
Warrants and options expired                                                      (2,191,705)     (1.03)
                                                                                 -----------    --------

Total warrants and options outstanding at December 31, 2004                       65,089,658    $  0.56

Warrants and options granted                                                      77,077,433        .37
Warrants and options exercised                                                   (32,873,601)      (.09)
Warrants and options expired                                                      (3,443,334)     (1.58)
Warrants and options redeemed                                                    (32,000,000)     (.185)
                                                                                 -----------    --------

Total warrants and options outstanding at December 31, 2005                       73,850,156        .42
                                                                                 ===========    ========

The following table summarizes information about stock options and warrants outstanding at December 31, 2005:

                         Warrants/Options Outstanding                         Options/Warrants Exercisable
                         ------------------------------------------------     ----------------------------------

                                           Weighted          Weighted                              Weighted
                                           Average           Average                               Average
                         Number            Remaining         Exercise         Number               Exercise
Exercise Price           Outstanding       Life (Years)      Price            Exercisable          Price
$0.00 to $0.75              57,807,968                .23          $ .31           50,876,138              $.32
$0.75 to 2.00               16,042,188                4.4            .81           16,042,188               .81
                         --------------    ---------------   ------------     ----------------     -------------
                            73,850,156                3.3         $  .42           66,918,326            $  .42
                         ==============    ===============   ============     ================     =============

Note 8 - Income Taxes

      We are subject to Federal income taxes. As we have experienced operating losses for the years of 2004 and 2005, we have not provided for income tax .

      We have gross deferred tax assets of approximately $*** million and $8.1 million at December 31, 2005 and 2004, respectively, relating principally to tax effects of net operating loss carry forwards. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that the assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable loss and projections for future taxable income over the periods in which the deferred tax items are recognizable for tax reporting purposes, it is more likely than not that we will not realize the benefits of these deferred tax assets existing at December 31, 2004 and 2005. As such, management has recorded a valuation allowance for the full amount of deferred tax assets at December 31, 2004 and 2005.

      At December 31, 2004, we had available net operating losses of approximately $20 million for federal income tax purposes, to offset future taxable income, if any, which will expire at various dates through the year 2023 for federal income tax purposes. The utilization of net operating losses, however, may be subject to certain limitations as prescribed by Section 382 of the Internal Revenue Code.

Note 9 - Business Segment and Geographic Information

      We operate principally in one industry segment. The following sales information is based on customer location rather than subsidiary location.


                                                  United                          Middle          Total
2005                                              States          Mexico          East           Company
                                               ------------    ------------    ------------    ------------

Revenue - unit sales                           $ 11,537,278    $    353,425    $         --    $ 11,890,703
Revenue - gross kit sales                                --              --          58,218          58,218
                                               ------------    ------------    ------------    ------------
Total revenue                                    11,537,278         353,425          58,218      11,948,921
Cost of goods sold                               (8,659,427)       (272,326)         (6,939)     (8,938,692)
                                               ------------    ------------    ------------    ------------

Gross margin                                   $  2,877,851    $     81,099    $     51,279    $  3,010,229
                                               ------------    ------------    ------------    ------------

                                                  United                          Middle          Total
2004                                              States          Mexico          East           Company
                                               ------------    ------------    ------------    ------------

Revenue -unit sales                            $  2,726,702    $         --    $         --    $  2,726,702
Revenue -gross kit sales                             44,379         119,968         453,650         617,997
                                               ------------    ------------    ------------    ------------
Total revenue                                     2,771,081         119,968         453,650       3,344,699
Cost of goods sold                               (2,262,055)        (55,609)        (57,141)     (2,374,805)
                                               ------------    ------------    ------------    ------------

Gross margin                                   $    509,026    $     64,359    $    396,509    $    969,894
                                               ------------    ------------    ------------    ------------

Note 10 - Commitments and Contingencies

Commitments

      We lease office space at our corporate office in Florida under an original operating lease that expired March 8, 2004. We have renewed the operating lease for an additional six-year period that will expire October 30, 2010.

      Future minimum rental payments required under the operating lease as of December 31, 2005 are as follows:

Years ending December 31,                                Amount
--------------------------------                         ----------------
2006                                                   $          97,368
2007                                                   $          97,368
2008                                                   $          97,368
2009                                                   $          97,368
20010                            Partial year          $          81,140

      Rental expense for the years ended December 31, 2004 and 2005 was $68,784and $90,000, respectively.

Note 11 - Subsequent Events

         None

EXHIBIT B
                           AUSTINVEST ANSTALT BALZERS
                           (A Lichenstein corporation)
                                 Landstrasse 938
                                9494 Furstentums
                             Balzers, Liechtenstein

March 23, 2001

China Premium Food Corporation
11300 U.S. Highway One
Suite 202
North Palm Beach, FL 33408

Re: Series D and F Convertible Preferred
    Waiver of Rights to Compel Redemption

Dear Sirs:

      The undersigned is a holder of the Series D and F convertible preferred of China Premium. Reference is made to the Certificate and the Amended Certificate of Designation for the Series F convertible preferred and the Certificate and the Amended Certificate of Designation for the Series D convertible, and related Subscription Agreements, which grants to the holders of such stock to right to compel redemption at a premium upon the occurrence of certain events of default.

      Notice is hereby given that the undersigned takes the following action with respect to the Series F Certificate and Amended Certificate of Designation and the Series D Certificate and the Amended Certificate of Designation and related Subscription Agreements:

      The undersigned hereby waives its rights to compel the redemption of the Series D and F convertible preferred shares of China Premium Food Corporation as provided in the Certificate and the Amended Certificate of Designation for the Series D convertible and the Certificate and Amended Certificate of Designation for the Series F convertible preferred, and related Subscription Agreements, with respect to any event of default that is not within the control of China Premium Food Corporation.

      Please take further notice that this waiver is unconditional.

AUSTINVEST ANSTALT BALZERS
(A Lichenstein corporation)
Landstrasse 938
9494 Furstentums
Balzers, Liechtenstein
Fax: 011-534-534100

    /s/
By:____________________________
      (Authorized Representative)

                             AMRO INTERNATIONAL, S.A
                             (A Panama corporation)
                                c/o Ultra Finanz
                             Grossmuenster Platz 26
                                  P.O. Box 4401
                           Zurich, Switzerland CH 8022

March 23, 2001

China Premium Food Corporation
11300 U.S. Highway One
Suite 202
North Palm Beach, FL 33408

Re: Series D and F Convertible Preferred
    Waiver of Rights to Compel Redemption

Dear Sirs:

      The undersigned is a holder of the Series D and F convertible preferred of China Premium. Reference is made to the Certificate and the Amended Certificate of Designation for the Series F convertible preferred and the Certificate and the Amended Certificate of Designation for the Series D convertible, and related Subscription Agreements, which grants to the holders of such stock to right to compel redemption at a premium upon the occurrence of certain events of default.

      Notice is hereby given that the undersigned takes the following action with respect to the Series F Certificate and Amended Certificate of Designation and the Series D Certificate and the Amended Certificate of Designation and related Subscription Agreements:

      The undersigned hereby waives its rights to compel the redemption of the Series D and F convertible preferred shares of China Premium Food Corporation as provided in the Certificate and the Amended Certificate of Designation for the Series D convertible and the Certificate and Amended Certificate of Designation for the Series F convertible preferred, and related Subscription Agreements, with respect to any event of default that is not within the control of China Premium Food Corporation.

      Please take further notice that this waiver is unconditional.

AMRO INTERNATIONAL, S.A.
c/o Ultra Finanz
Grossmuenster Platz 26
P.O. Box 4401 Zurich, Switzerland CH 8022 Fax: 011-411-262-5512

    /s/
By:____________________________
     (Director)

                          ESQUIRE TRADE & FINANCE INC.
                             (A B.V.I. corporation)
                                Trident Chambers
                                  P.O. Box 146
                           Road Town, Tortola, B.V.I.

March 23, 2001

China Premium Food Corporation
11300 U.S. Highway One
Suite 202
North Palm Beach, FL 33408

Re: Series D and F Convertible Preferred
    Waiver of Rights to Compel Redemption

Dear Sirs:

      The undersigned is a holder of the Series D and F convertible preferred of China Premium. Reference is made to the Certificate and the Amended Certificate of Designation for the Series F convertible preferred and the Certificate and the Amended Certificate of Designation for the Series D convertible, and related Subscription Agreements, which grants to the holders of such stock to right to compel redemption at a premium upon the occurrence of certain events of default.

      Notice is hereby given that the undersigned takes the following action with respect to the Series F Certificate and Amended Certificate of Designation and the Series D Certificate and the Amended Certificate of Designation and related Subscription Agreements:

      The undersigned hereby waives its rights to compel the redemption of the Series D and F convertible preferred shares of China Premium Food Corporation as provided in the Certificate and the Amended Certificate of Designation for the Series D convertible and the Certificate and Amended Certificate of Designation for the Series F convertible preferred, and related Subscription Agreements, with respect to any event of default that is not within the control of China Premium Food Corporation.

      Please take further notice that this waiver is unconditional.

ESQUIRE TRADE & FINANCE INC.
(A B.V.I. corporation)
Trident Chambers
P.O. Box 146
Road Town, Tortola, B.V.I.
Fax: 011-41-41-760-1031

    /s/
By:____________________________
      (Director)